Portions of this exhibit (indicated by “[***]”) have been omitted pursuant to Item 601(b)(2)(ii) of Regulation S-K under the Securities Act of 1933, as amended, because they are both (i) not material and (ii) would likely cause competitive harm to the registrant if publicly disclosed.

Certain portions of this exhibit (indicated by ####) have been omitted pursuant to Regulation SK Item 601(a)(6).

Exhibit 2.2

Execution Version

CONTRIBUTION AGREEMENT

dated as of March 7, 2021

by and among

TURNKEY VACATION RENTALS, INC.

TURNKEY VACATIONS, INC.

and

VACASA HOLDINGS LLC

THIS DOCUMENT SHALL BE KEPT CONFIDENTIAL PURSUANT TO THE TERMS OF THE CONFIDENTIALITY AGREEMENT ENTERED INTO BY THE RECIPIENT HEREOF AND, IF APPLICABLE, ITS AFFILIATES AND REPRESENTATIVES, WITH RESPECT TO THE SUBJECT MATTER HEREOF.

Page

ARTICLE I. DEFINITIONS	3

Section 1.01	Certain Defined Terms	3

ARTICLE II. CONTRIBUTION	4

ARTICLE III. REPRESENTATIONS AND WARRANTIES OF THE CONTRIBUTOR AND THE COMPANY	9

i

(continued)

Page

ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF ACQUIROR	25

ARTICLE V. ADDITIONAL AGREEMENTS	39

ARTICLE VI. EMPLOYEE MATTERS	50

Section 6.01	General	50
Section 6.02	Section 280G.	51
Section 6.03	401(k) Plan Termination.	52

ii

(continued)

Page

Section 6.04	Effect of Agreement; No Third Party Beneficiaries	52

ARTICLE VII. TAX MATTERS	52

Section 7.01	Transfer Taxes	52
Section 7.02	Certain Tax Matters.	52
Section 7.03	Tax Cooperation	53
Section 7.04	Tax Sharing Agreements.	53
Section 7.05	Transaction Expenses	53
Section 7.06	Certain Company Tax Matters	53

ARTICLE VIII. CONDITIONS TO CLOSING	54

Section 8.01	Conditions to Each Party’s Obligation	54
Section 8.02	Conditions to Obligations of the Contributor and the Company	54
Section 8.03	Conditions to Obligations of Acquiror	55
Section 8.04	Frustration of Closing Conditions	56

ARTICLE IX. TERMINATION, AMENDMENT AND WAIVER	56

Section 9.01	Termination	56
Section 9.02	Notice of Termination	57
Section 9.03	Effect of Termination	57
Section 9.04	Extension; Waiver	57

ARTICLE X. GENERAL PROVISIONS	57

iii

EXHIBITS

Exhibit A – Definitions

Exhibit B – Interim Contributor Charter

Exhibit C-1 – A&R Company Charter

Exhibit C-2 – A&R Contributor Charter

Exhibit D – Contributor Stockholders Agreement

Exhibit E – Illustrative Estimated Closing Statements

Exhibit F – Assignment of Transferred Interests

Exhibit G – Plan of Reorganization

Exhibit H – Post-Closing Acquiror Investor Rights Agreement

Exhibit I – Post-Closing Acquiror LLC Agreement

Exhibit J – Post-Closing Acquiror ROFR and Co-Sale Agreement

Exhibit K – Locked-Box Financials

Exhibit L – Merger Agreement

This CONTRIBUTION AGREEMENT, dated as of March 7, 2021 (this “Agreement”), is made by and among TurnKey Vacations, Inc., a Delaware corporation (the “Contributor”), Turnkey Vacation Rentals, Inc., a Delaware corporation (the “Company”) and Vacasa Holdings LLC, a Delaware limited liability company (“Acquiror” and, together with the Contributor and the Company, the “Parties”).

RECITALS

WHEREAS, following the date hereof and immediately prior to the closing of the Merger (as defined below), the Contributor will file an amended and restated certificate of incorporation in the form attached hereto as Exhibit B (the “Interim Contributor Charter”).

WHEREAS, the Company, the Contributor and a wholly-owned subsidiary of the Contributor (the “Merger Sub”) will enter into an agreement and plan of merger in the form attached hereto as Exhibit L (the “Merger Agreement”) and immediately prior to the filing of the Interim Contributor Charter, the Company will complete a merger in accordance with Section 251 of the DGCL and the terms of the Merger Agreement pursuant to the Merger Sub will be merged with and into the Company, with the former equity holders of the Company receiving a combination of cash and one hundred percent of the equity of the Contributor in the merger in the form of Class A Common Stock, par value $.0001 per share, of the Contributor (“Contributor Class A Common Stock”) and Class C Preferred Stock, par value $.0001 per share (“Contributor Class C Preferred Stock”) and with the Company surviving the merger as a wholly-owned direct subsidiary of the Contributor (the “Merger”). Pursuant to the filing of the certificate of merger for the Merger, the Company’s certificate of incorporation will be amended and restated in the form attached hereto as Exhibit C-1 (the “A&R Company Charter”).

WHEREAS, immediately following the closing of the Merger, the Contributor will file an amended and restated certificate of incorporation (the “A&R Contributor Charter”) in the form attached hereto as Exhibit C-2 to authorize shares of Class B Common Stock, par value $.0001 per share, of the Contributor (“Contributor Class B Common Stock”) and to provide for certain changes to Contributor’s governance and stockholder voting rights.

WHEREAS, effective immediately following the filing of the A&R Contributor Charter, the Company will be converted into a Delaware limited liability company (the “Conversion”) and after the Conversion the Contributor will be the owner of one hundred percent (100%) of the limited liability company interests of the Company under the Post-Reorganization Company LLC Agreement, which will represent all of the issued and outstanding Equity Interests of the Company (the “Transferred Interests”).

WHEREAS, following the Conversion and no later than the Business Day immediately prior to the Closing, the Company will distribute an amount in cash to the Contributor equal to the Retained Cash (the “Retained Cash Distribution” and together with the Merger, the Conversion and the other actions set forth on the Plan of Reorganization, collectively the “Reorganization”).

WHEREAS, the Company is engaged in North America in the business of the marketing, renting and managing vacation properties on behalf of third party owners for rent or lease to consumers for transient and short term stays (the “Business”).

WHEREAS, the Contributor wishes to contribute to Acquiror, and Acquiror wishes to acquire from the Contributor, all of the Transferred Interests, upon the terms and subject to the conditions set forth in this Agreement.

WHEREAS, in connection with the Closing, the Contributor will be admitted as a member of Acquiror and the Contributor, Acquiror and the requisite members of Acquiror will enter into the Post-Closing Acquiror LLC Agreement, Post-Closing Acquiror Investor Rights Agreement and Post-Closing Acquiror ROFR and Co-Sale Agreement, each to become effective upon the Closing.

WHEREAS, in connection with the Closing, the Contributor, the Consenting Stockholders of the Contributor and the members of Acquiror will enter into a stockholders agreement (the “Contributor Stockholders Agreement”) in the form attached hereto as Exhibit D.

WHEREAS, in connection with the Closing, the members of Acquiror will be issued an aggregate number of shares of Contributor Class B Common Stock that represent voting interests of Contributor equivalent to the Class B Voting Percentage multiplied by the aggregate voting interests of Contributor (the “Contributor Class B Voting Shares”).

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Acquiror’s willingness to enter into this Agreement, the Key Company Stockholders as holders of a majority of the outstanding Company Capital Stock and a majority of the outstanding Company Preferred Stock shall deliver written consents to approve and adopt this Agreement and the Transactions (collectively, the “Requisite Stockholder Approval”).

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Acquiror’s willingness to enter into this Agreement, John Banczak, T.J. Clark and Doug Squires (each, a “Named Executive”) have each entered into an offer letter for employment, each to become effective upon the Closing (collectively, the “Named Executive Agreements”).

NOW, THEREFORE, in consideration of the premises and mutual covenants, representations, warranties and agreements hereinafter set forth and intending to be legally bound, the parties to this Agreement agree as follows:

Article I.

DEFINITIONS

Section 1.01        Certain Defined Terms. Capitalized terms used in this Agreement shall have the meanings specified in Exhibit A hereto (unless otherwise specified herein).

Article II.

CONTRIBUTION

Section 2.01        Contribution of Transferred Interests. On the terms and subject to the conditions set forth in this Agreement, at the Closing, the Contributor shall convey, assign, transfer and deliver, as legal and beneficial owner, to Acquiror, and Acquiror shall acquire and accept from the Contributor, free and clear of all Liens (other than any transfer restrictions arising under applicable securities Laws), all right, title and interest in and to the Transferred Interests (the “Contribution”) in exchange for the Contribution Consideration.

Section 2.02        Closing. The closing of the Contribution (the “Closing”) shall take place at 10:00 a.m. Pacific Time at the offices of Latham & Watkins LLP, 505 Montgomery Street, Suite 2000, San Francisco, CA 94111, or such other place as the Contributor and Acquiror may agree in writing, on the date that is two (2) Business Days after the conditions set forth in Section 8.01, Section 8.02, and Section 8.03 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing but subject to the satisfaction or waiver of those conditions at such time) or such later date as the Contributor and Acquiror may agree in writing (the date on which the Closing takes place being the “Closing Date”).

Section 2.03        Contribution Consideration. Subject to this Article II, the aggregate “Contribution Consideration” for the Transferred Interests shall be (i) the Cash Consideration and (ii) a number of Class A Units of Acquiror (rounded to the nearest whole Class A Unit) that represents a Post-Closing Contributor Ownership Percentage equal to the Combined Equity Value Percentage (the “Equity Consideration”), subject, in the case of the Equity Consideration, to the post-closing adjustment contemplated in Section 2.07.

Section 2.04        Closing Statements.

(a)               Not less than three (3) Business Days prior to the Closing Date, the Contributor shall provide Acquiror with a statement (the “Estimated Contributor Closing Statement”) that sets forth Contributor’s good faith estimate of the amounts of (a) the Retained Cash (the “Estimated Retained Cash”), (b) the Cash Consideration (the “Estimated Cash Consideration”), (c) the Company Adjusted Equity Value Components and (d) based on the foregoing estimates, the Company Adjusted Equity Value (the “Estimated Company Adjusted Equity Value”), along with reasonably detailed supporting information to evidence the calculation of such amounts. An illustrative example of the Estimated Contributor Closing Statement for calculating the Estimated Cash Consideration and the Estimated Company Adjusted Equity Value is set forth in Exhibit E-1. Acquiror and its Representatives, including Acquiror’s independent accountants, will be entitled to review all supporting documentation of the Contributor, the Company and their respective Affiliates and Representatives prepared in connection with the delivery of the Estimated Contributor Closing Statement. The Contributor shall consider in good faith Acquiror’s comments or proposed changes to the Estimated Contributor Closing Statement. The making of any comment or proposed change to the Estimated Contributor Closing Statement by Acquiror, or any failure to make any such comment or proposed change, and any incorporation or failure to incorporate any such comment or proposed change into the Estimated Contributor Closing Statement, shall not be grounds for failure of any closing condition to be satisfied or for the Closing to be delayed or limit the rights of the Parties pursuant to Section 2.07.

(b)               Not less than three (3) Business Days prior to the Closing Date, Acquiror shall provide the Contributor with a statement (the “Estimated Acquiror Closing Statement” and together with the Estimated Contributor Closing Statement, the “Estimated Closing Statements”) that sets forth Acquiror’s good faith estimate of the amounts of (a) the Acquiror Adjusted Equity Value Components and (b) based on the foregoing estimates, the Acquiror Adjusted Equity Value (the “Estimated Acquiror Adjusted Equity Value”) along with reasonably detailed supporting information to evidence the calculation of such amount. An illustrative example of the Estimated Acquiror Closing Statement for calculating the Estimated Acquiror Adjusted Equity Value is set forth in Exhibit E-2. Contributor and its Representatives, including Contributor’s independent accountants, will be entitled to review all supporting documentation of Acquiror and its Affiliates and Representatives prepared in connection with the delivery of the Estimated Acquiror Closing Statement. The Acquiror shall consider in good faith the Contributor’s comments or proposed changes to the Estimated Acquiror Closing Statement. The making of any comment or proposed change to the Estimated Acquiror Closing Statement by Contributor, or any failure to make any such comment or proposed change, and any incorporation or failure to incorporate any such comment or proposed change into the Estimated Acquiror Closing Statement, shall not be grounds for failure of any closing condition to be satisfied or for the Closing to be delayed or limit the rights of the Parties pursuant to Section 2.07.

Section 2.05        Closing Deliveries by the Contributor. At the Closing, the Contributor shall deliver or cause to be delivered to Acquiror:

(a)               a duly executed instrument of assignment evidencing the transfer of all of the Transferred Interests to Acquiror in the form attached hereto as Exhibit F (“Assignment of Transferred Interests”);

(b)               a counterpart of the Post-Closing Acquiror LLC Agreement duly executed by the Contributor, and such other documents and materials in connection with the Contributor’s admission as a member of Acquiror as Acquiror may reasonably request;

(c)               a counterpart of the Post-Closing Acquiror Investor Rights Agreement duly executed by the Contributor;

(d)               a counterpart of the Post-Closing Acquiror ROFR and Co-Sale Agreement duly executed by the Contributor;

(e)               a duly executed IRS Form W-9 from the Contributor;

(f)                a certificate of a duly authorized officer of the Contributor certifying as to the matters set forth in Section 8.03(a) and Section 8.03(b);

(g)               letters evidencing the resignation, effective as of (and subject to the consummation of) the Closing, of each director, manager or officer of the Company and the Contributor as set forth in Section 2.05(g) of the Disclosure Letter (the “Resignation Letters”);

(h)               evidence of the authorization and execution of the Post-Reorganization Company LLC Agreement and termination of the Pre-Reorganization Company Organizational Documents;

(i)                 evidence of the completion of the Merger and the Conversion;

(j)                 evidence of the filing of the A&R Company Charter;

(k)               evidence of the filing of the A&R Contributor Charter;

(l)                 a counterpart of the Contributor Stockholders Agreement duly executed by the Contributor and the Consenting Stockholders;

(m)             evidence of the issuance of the Contributor Class B Voting Shares to each member of Acquiror in the allocation set forth on Exhibit A of the Contributor Stockholders Agreement;

(n)               a counterpart of the Company PPP Loan Escrow Agreement duly executed by the Contributor, the Company, the Company PPP Lender and the Company PPP Loan Escrow Agent; and

(o)               evidence of amendment of the Company Warrants duly executed by the Company Warrantholders to provide for the Company Warrants to become exercisable for shares of Contributor Class A Common Stock pursuant to the Reorganization.

Section 2.06        Closing Deliveries by Acquiror. At the Closing, Acquiror shall deliver or cause to be delivered to the Contributor:

(a)               evidence of the issuance to the Contributor of the Estimated Equity Consideration;

(b)               payment to the Contributor of the Estimated Cash Consideration;

(c)               a counterpart of the Post-Closing Acquiror LLC Agreement duly executed by Acquiror and the requisite members of Acquiror;

(d)               a counterpart of the Post-Closing Acquiror Investor Rights Agreement duly executed by Acquiror and the requisite members of Acquiror;

(e)               a counterpart of the Post-Closing Acquiror ROFR and Co-Sale Agreement duly executed by Acquiror and the requisite members of Acquiror;

(f)                a certificate of a duly authorized officer of Acquiror certifying as to the matters set forth in Section 8.02(a) and Section 8.02(b); and

(g)               a counterpart of the Contributor Stockholders Agreement duly executed by each of the members of Acquiror prior to the Closing.

Section 2.07         Post-Closing Adjustment.

(a)               Within ninety (90) days after the Closing, (i) Acquiror shall provide the Contributor with a statement (the “Acquiror Final Closing Statement”) that sets forth Acquiror’s good faith calculation of Acquiror Leakage, Acquiror Unpaid Transaction Expenses, Company Leakage and Company Unpaid Transaction Expenses, along with reasonably detailed supporting information to evidence the calculation of such amount and, based solely on the foregoing calculations, the Contribution Consideration (the “Final Contribution Consideration”) and (ii) the Contributor shall provide Acquiror with a statement (the “Contributor Final Closing Statement”) that sets forth Contributor’s good faith calculation of Acquiror Leakage, Acquiror Unpaid Transaction Expenses, Company Leakage and Company Unpaid Transaction Expenses, along with reasonably detailed supporting information to evidence the calculation of such amounts and, based solely on the foregoing calculation, the Final Contribution Consideration. The Acquiror Final Closing Statement and Contributor Final Closing Statement shall be prepared in the same format as the Estimated Closing Statements.

(b)               Each of the Contributor and the Acquiror shall complete its respective review of the Acquiror Final Closing Statement and Contributor Final Closing Statement, as applicable, within thirty (30) days after delivery thereof and shall notify the other in writing of its acceptance or dispute of any amounts reflected on the Acquiror Final Closing Statement or Contributor Final Closing Statement as applicable, prior to the end of such period (such notice, an “Objection Notice”). Any Objection Notice shall specify, with a reasonably detailed explanation and supporting information, those items or amounts as to which an objecting Party disagrees (and shall include such objecting Party’s proposed changes to the Acquiror Final Closing Statement or Contributor Final Closing Statement as applicable). Each Party shall be deemed to have agreed with all items and amounts included in the Contributor Final Closing Statement or Acquiror Final Closing Statement, as applicable, that such Party does not dispute. If no Objection Notices are timely received, the Acquiror Final Closing Statement and Contributor Final Closing Statement shall be deemed final, binding and conclusive on the Parties.

(c)               If an Objection Notice is timely received, Acquiror and the Contributor shall negotiate in good faith to resolve any disagreements set forth in any Objection Notice, and Acquiror’s and the Contributor’s mutual resolution with respect to any disputed amounts shall be final, binding and conclusive on the Parties. If the Contributor and Acquiror are unable to reach a resolution with respect to any disagreements set forth in an Objection Notice within thirty (30) days after delivery of an Objection Notice, Acquiror and the Contributor shall submit the amounts remaining in dispute for resolution to the Independent Accountants. The Parties shall direct the Independent Accountants to, within thirty (30) calendar days after submission of the dispute, determine and report to the Parties upon such remaining disagreements set forth in an Objection Notice, and such report shall be final, binding and conclusive on the Parties. The Independent Accountants shall address only those items in dispute and submitted to the Independent Accountants. The terms of appointment and engagement of the Independent Accountants shall be as agreed upon between the Contributor and Acquiror, and the Contributor shall bear and pay a percentage of the fees and expenses of the Independent Accountants that is equal to the percentage of the aggregate amount of changes to the amount of the Final Contribution Consideration set forth in an Objection Notice that are submitted to the Independent Accountants that are not successful, and Acquiror shall bear and pay a percentage of the fees and expenses of the Independent Accountants that is equal to the percentage of the aggregate amount of changes to the amount of the Final Contribution Consideration set forth in an Objection Notice that are submitted to the Independent Accountants that are successful, in each case as determined by the Independent Accountants. Each of Acquiror and the Contributor shall bear 50% of the initial engagement fee of the Independent Accountant, and such payment shall be adjusted, if applicable, in connection with the final fees and expenses paid to the Independent Accountant as contemplated in the immediately previous sentence. The Final Closing Statements shall be modified to reflect any changes agreed to by the Parties or determined by the Independent Accountants in accordance with this Section 2.07(c), and such statements, with the amounts set forth therein as so modified shall be final, binding and conclusive on the Parties.

(d)               If the Final Contribution Consideration as determined in accordance with Section 2.07(c) exceeds the Estimated Contribution Consideration, Acquiror shall, within five (5) Business Days following such time as the Final Closing Statements becomes final, binding and conclusive, deliver to the Contributor evidence of the issuance of the amount of Class A Units of Acquiror (rounded to the nearest whole Class A Unit) equal to the amount of such excess divided by the Class A Unit Price. If the Estimated Contribution Consideration exceeds the Final Contribution Consideration as determined in accordance with Section 2.07(c), Acquiror shall, within five (5) Business Days following such time as the Final Closing Statements becomes final, binding and conclusive, deliver to the Contributor evidence of the cancellation of the amount of Class A Units of Acquiror (rounded to the nearest whole Class A Unit) equal to the amount of such excess divided by the Class A Unit Price.

Section 2.08        Withholding. Notwithstanding any other provision of this Agreement, Acquiror and its Affiliates and representatives shall be entitled to deduct and withhold from any amounts or value otherwise deliverable in connection with this Agreement such amounts as are required to be deducted and withhold under the Code or any other Law. If Acquiror or any of its Affiliates determines that an amount is required to be deducted and withheld, such party shall (a) use commercially reasonable efforts to provide the payee with notice at least five Business Days prior to the date the applicable payment is scheduled to be made, (b) consult with such payee in good faith to determine whether such deduction and withholding is required under applicable Tax Law and (c) cooperate with such payee to minimize the amount of any applicable withholding. To the extent that amounts are so withheld and paid to the appropriate Tax Authority pursuant to applicable Law, such amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction was made. The parties to this Agreement acknowledge that they do not currently anticipate that any withholding will be required in connection with any amounts payable pursuant to this Agreement.

Section 2.09        Taking of Necessary Action; Further Action. Prior to the Closing, Acquiror, the Contributor and the Company, as applicable, shall sign and deliver any documents and instruments and take any further action that is reasonably necessary or desirable to effect the Closing and to carry out the purposes of this Agreement and to vest Acquiror with full right, title and interest in and to the Transferred Interests. If, at any time after the Closing, any further action is reasonably necessary or desirable to carry out the purposes of this Agreement and to vest Acquiror with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Company, the officers, managers and directors of the Company and Acquiror are fully authorized, in the name and on behalf of the Company or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.

Article III.

REPRESENTATIONS AND WARRANTIES OF THE CONTRIBUTOR AND the COMPANY

Each of the Contributor and the Company hereby represents and warrants to Acquiror that, as of the date hereof (unless a specific date is referenced herein, in which case such representation shall be true and correct as of such date), except as set forth in the Disclosure Letter (it being understood and agreed that each disclosure set forth in the Disclosure Letter shall qualify or modify each of the representations and warranties set forth in this Article III to the extent the applicability of the disclosure to such representation and warranty is reasonably apparent from the text of the disclosure made):

Section 3.01        Organization, Qualification and Authority. Each of the Contributor and the Company is a corporation incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation and has all necessary power to enter into, consummate the transactions contemplated by, and carry out its obligations under, the Transaction Agreements to which it is a party. Each of the Contributor and the Company has the requisite power and authority to operate its business as now conducted and is qualified as a foreign organization to do business, and, to the extent legally applicable, is in good standing, in each jurisdiction where the character of its owned, operated or leased properties or the nature of its activities makes such qualification necessary, except for jurisdictions where the failure to be so qualified or in good standing would not reasonably be expected to be material to the Business or the Company. The execution and delivery by the Contributor and the Company of the Transaction Agreements to which they are parties and the consummation by the Contributor and the Company of the transactions contemplated by, and the performance by the Contributor and the Company of their obligations under, the Transaction Agreements to which they are parties have been duly authorized by all requisite action on the part of the Contributor and the Company, respectively. This Agreement has been, and upon execution and delivery, the Ancillary Agreements to which the Contributor and the Company are parties will be, duly executed and delivered by the Contributor and the Company to the extent party thereto, and (assuming due authorization, execution and delivery by Acquiror) this Agreement constitutes, and upon execution and delivery, the Ancillary Agreements will constitute, legal, valid and binding obligations of the Contributor and the Company to the extent party thereto, enforceable against the Contributor and the Company to the extent party thereto in accordance with their terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law) (the “Bankruptcy and Equity Exception”).

Section 3.02        Transferred Interests. Following the completion of the Reorganization and at all times through the Closing, the Contributor shall have good and valid title to the Transferred Interests, free and clear of all Liens, except Liens on transfer imposed under applicable securities Laws. Assuming Acquiror has the requisite power and authority to be the lawful owner of the Transferred Interests, upon execution and delivery to Acquiror at the Closing of the Assignment of Transferred Interests, good and valid title to the Transferred Interests will pass to Acquiror in compliance with all applicable federal and state securities laws and free and clear of any Liens, other than Liens on transfer imposed under applicable securities Laws.

Section 3.03        Capital Structure.

(a)               The authorized and outstanding Company Capital Stock and other Equity Interests of the Company as of the date hereof and as of immediately prior to the Reorganization is set forth on Section 3.03(a)(i) of the Disclosure Letter, which includes a complete and accurate list of the Company’s equity holders and the number and type of shares or Equity Interests owned by each such equity holder. All of the outstanding Company Capital Stock (w) has been duly authorized, validly issued, fully paid and nonassessable, (x) is free and clear of any Liens, other than Liens on transfer imposed by applicable securities Laws, (y) was not issued in violation of any purchase or call option, right of first refusal, subscription right, preemptive right or any similar rights and (z) was issued in compliance with the Company’s organizational documents and applicable state and federal securities laws. Section 3.03(a)(ii) of the Disclosure Letter contains a complete and correct list of each outstanding Company Option as of the date hereof, including (i) the holder, (ii) the date of grant, (iii) the number of shares subject to such Company Option at the time of grant, (iv) the number of shares subject to such Company Option as of the date of this Agreement, (v) the exercise price per share, (vi) the vesting schedule (including the number of vested and unvested shares as of the date of this Agreement), (vii) whether such Company Option constitutes an “incentive stock option” within the meaning of Section 422 of the Code, (viii) the date on which such Company Option expires and (ix) any accelerated vesting provisions (including specifying whether the vesting of such Company Option shall be subject to any acceleration in connection any of the transactions contemplated by this Agreement). Each Company Option (i) was granted in compliance with applicable Law, (ii) was granted under the 2014 Equity Plan with an exercise price equal to no less than the fair market value of the underlying shares on the applicable grant date as determined by the Company’s board of directors in good faith, and (iii) is not subject to Section 409A of the Code. There have been no audits or investigations, including internal investigations, relating to the Company’s equity awards or grant practices (including option backdating). Except as set forth in Sections 3.03(a)(i) and (a)(ii) of the Disclosure Letter, there are no outstanding preemptive rights, calls, options, warrants, convertible securities, subscription rights, conversion rights, exchange rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued Equity Interests of the Company that require or would require the Company to issue, sell or transfer any Equity Interests in the Company. The Company does not own, directly or indirectly, any Equity Interests in any Person except for all authorized and issued Equity Interests of the Contributor and Merger Sub prior to the Reorganization. The Company is not, directly or indirectly, a participant in any joint venture, partnership, limited liability company or similar arrangement.

(b)               As of immediately following the completion of the Reorganization and as of the Closing, the Transferred Interests shall represent all of the outstanding Equity Interests of the Company. Following the completion of the Reorganization, all of the Transferred Interests shall (w) have been duly authorized and validly issued, (x) be free and clear of any Liens, other than Liens on transfer imposed by applicable securities Laws (y) be issued without violation of any purchase or call option, right of first refusal, subscription right, preemptive right or any similar rights and (z) be issued in compliance with applicable state and federal securities laws.

(c)               The Contributor was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date hereof and has no, and prior to the Closing will have no, assets, liabilities or obligations of any nature other than the Transferred Interests. As of the date hereof and until immediately prior to the Merger, all authorized and issued Equity Interests of the Contributor are held by the Company. As of immediately following the Reorganization and as of the Closing, the authorized and outstanding Equity Interests of the Contributor will be as set forth on Section 3.03(c) of the Disclosure Letter, which includes a complete and accurate list of the Contributor’s equity holders and the number and type of Equity Interests owned by each such equity holder as of such time. All of the Contributor’s issued and outstanding capital stock (w) has been duly authorized, validly issued fully paid and nonassessable, (x) is free and clear of any Liens, other than Liens on transfer imposed by applicable securities Laws, (y) was not issued in violation of any purchase or call option, right of first refusal, subscription right, preemptive right or any similar rights and (z) was issued in compliance with the Contributor’s organizational documents and applicable state and federal securities laws. Except as set forth in Section 3.03(c) of the Disclosure Letter, there are no outstanding preemptive rights, calls, options, warrants, convertible securities, subscription rights, conversion rights, exchange rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Contributor that require or would require the Contributor to issue, sell or transfer any Equity Interests in the Contributor. Except for the Company following the Reorganization and Merger Sub prior to the Merger, the Contributor does not own, directly or indirectly, any Equity Interests in any Person. The Contributor is not, directly or indirectly, a participant in any joint venture, partnership, limited liability company or similar arrangement.

Section 3.04        No Conflict. Provided that all consents, approvals, authorizations and other actions described in Section 3.05 have been obtained or taken and except as may result from any facts or circumstances relating solely to Acquiror or its Affiliates (as opposed to any other potential acquirer of the Company), the execution, delivery and performance by the Contributor and the Company of the Transaction Agreements to which they are parties and the consummation by the Contributor and the Company of the Transactions do not and will not (a) violate or conflict with the certificate or articles of incorporation or formation, limited liability company agreement, bylaws or similar organizational documents of the Contributor or the Company, (b) conflict with or violate any Law or Governmental Order applicable to the Contributor or the Company or by which any property or asset of the Contributor or the Company is bound or affected or (c) require the consent, notice or other action by any Person under, result in any breach of, or constitute a default (or event which, with the giving of notice or lapse of time, or both, would become a default) under, or give to any Person any rights of termination, amendment, acceleration, first offer, first refusal or cancellation of, or result in the creation of any Lien (other than a Permitted Exception or Liens arising from any act of Acquiror or its Affiliates) on (i) the Transferred Interests, any Equity Interests in, or any property or asset of the Contributor or (ii) the Company, pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other material instrument to which the Contributor or the Company is a party, except, in the case of clause (b) or (c), as would not reasonably be expected to be material to the Business or the Company.

Section 3.05        Consents and Approvals. The execution and delivery by the Contributor and the Company of the Transaction Agreements to which they are parties do not, and the performance by the Contributor and the Company of, and the consummation by the Contributor and the Company of the transactions contemplated by, the Transaction Agreements to which they are parties will not, require any consent, approval, authorization or other action by, or any filing with or notification to, any Governmental Authority, except (a) in connection, or in compliance with, the applicable filings or approvals under the HSR Act, (b) where the failure to obtain such consent, approval, authorization or action or to make such filing or notification would not reasonably be expected to be material to the Business or the Company, or (c) as may be necessary to be obtained or made by the Acquiror or its Affiliates solely as a result of any facts or circumstances relating solely to the Acquiror or its Affiliates.

Section 3.06        Financial Information; Absence of Undisclosed Liabilities.

(a)               Section 3.06(a) of the Disclosure Letter sets forth (a) the audited balance sheets as of December 31, 2018 and December 31, 2019 of the Company and the related audited statements of income for the years ended December 31, 2018 and December 31, 2019, (b) the unaudited balance sheet as of December 31, 2020 of the Company and the related unaudited statement of income for the year ended December 31, 2020, and (c) the unaudited balance sheet as of November 30, 2020 of the Company and the related unaudited statement of income for the 11-month period ended on such date (collectively, the “Financial Statements”). For the purposes hereof, the unaudited balance sheet of the Company as of November 30, 2020 is herein referred to as the “Company Locked-Box Balance Sheet”. The Financial Statements have been prepared in accordance with GAAP, and fairly present, in all material respects, the financial position of the Company as of the date thereof and its results of operations for the period then ended. As of the Locked-Box Date, the Company Locked-Box Unrestricted Cash, the Company Locked-Box Restricted Cash and the Company Locked-Box Debt are in the amounts set forth on Exhibit K.

(b)               There are no Liabilities of the Company of any kind that would have been required to be reflected in or reserved against on the Company Locked-Box Balance Sheet or in the notes thereto prepared in accordance with GAAP, other than: (i) Liabilities to the extent reflected or reserved against in the Company Locked-Box Balance Sheet, (ii) Liabilities incurred in the ordinary course of business and consistent with past practice since the Locked-Box Date, which Liabilities would not (individually or in the aggregate) be reasonably expected to have a Company Material Adverse Effect, (iii) Liabilities or obligations incurred in connection with the Transactions in accordance with the terms hereof, (iv) other Liabilities that would not (individually or in the aggregate) reasonably be expected to be material to the Company, and (v) other Liabilities recorded as part of year-end closing procedures that were posted and reflected in the unaudited balance sheet as of December 31, 2020.

(c)               The Company has established and maintains a system of internal accounting controls sufficient to provide reasonable assurances (i) that transactions, receipts and expenditures of the Company are being executed and made only in accordance with appropriate management authorization, (ii) that transactions are recorded as necessary (A) to permit preparation of financial statements on a consistent basis and (B) to maintain accountability for assets, (iii) regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Company and (iv) that the amount recorded for assets on the books and records of the Company is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. None of the Company and any current or former employee, consultant, manager or director of the Company has identified or been made aware of any Fraud, whether or not material, that involves the Company’s management or other current or former employees, consultants, managers or directors of the Company who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company, or any claim or allegation regarding any of the foregoing. None of the Company or any Representative of the Company has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, in each case, regarding deficient accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls or any material inaccuracy in the financial statements of the Company. No attorney representing the Company, whether or not employed by the Company, has reported to the Company or any officer of the Company evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or its Representatives. Since January 1, 2020, there have been no significant deficiencies or material weaknesses in the design or operation of the Company’s internal controls that could adversely affect the Company’s ability to record, process, summarize and report financial data.

Section 3.07        Securities Matters.

(a)               The Class A Units constituting the Contribution Consideration are being acquired by the Contributor for its own account, and not with a view to, or for the offer or sale in connection with, any public distribution or sale of any Class A Units, or any interest in them, in each case in a manner which would violate applicable Law. The Contributor (either alone or with its advisors) has sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of its investment in the Common Units and the Contributor is capable of bearing the economic risks of such investment, including a complete loss of its investment therein. The Contributor acknowledges that the Class A Units constituting the Contribution Consideration, if any, have not been registered under the Securities Act, or any state securities Laws, and understands and agrees that it may not sell or dispose of any such Class A Units except pursuant to a registered offering in compliance with, or in a transaction exempt from, the registration requirements of the Securities Act and any other applicable state, foreign or federal securities Laws. The Contributor understands that the Class A Units constituting the Contribution Consideration have not been registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Contributor’s representations expressed herein. The Contributor understands that no public market now exists for the Class A Units, and that Acquiror has made no assurances that a public market will ever exist for the Class A Units. Except as set forth in the Post-Closing Acquiror Investor Rights Agreement, the Contributor acknowledges that Acquiror has no obligations to the Contributor to register or qualify the Class A Units constituting the Contribution Consideration or the capital stock into which any of the foregoing may be converted or exercised if Acquiror is converted from a limited liability company to a corporation.

(b)               The Contributor acknowledges that the Class A Units constituting the Contribution Consideration may bear one or all of the following legends: (i) any legend required by the securities laws of any jurisdiction to the extent such laws are applicable to Class A Units represented by the certificate so legended and (ii) any legend set forth in, or required by, the other Transaction Documents.

Section 3.08        Absence of Certain Changes or Events. Except as contemplated by this Agreement, from the Locked-Box Date to the date of this Agreement, (a) the Business has been conducted in the ordinary course of business, (b) none of the Contributor or the Company has sold, assigned, transferred, permitted to lapse, abandoned, or otherwise disposed of any right, title, or interest in or to any of the Company’s material assets, (c) none of the Contributor or the Company or any of their respective Affiliates have taken any action that would constitute a breach of Section 5.01 had such action been taken after the execution of this Agreement without Acquiror’s prior written consent, and (d) there has not occurred any Company Material Adverse Effect.

Section 3.09        Absence of Litigation. As of the date hereof, there are no material Actions by or before a Governmental Authority pending or threatened in writing since January 1, 2018 against the Company, any property or asset of the Company, or, to the extent related to the Business, against the Contributor or any of its Affiliates. The Company has no material Action pending against any other Person.

Section 3.10        Compliance with Laws. The Contributor and the Company have, since January 1, 2018, complied in all material respects with, and have not been in violation in any material respect of, any Laws or Governmental Orders applicable to the conduct of the Business or by which any material property or asset of the Contributor or the Company is bound or affected. Since January 1, 2018, the Company has not received any notice of material violation with respect to any Laws.

Section 3.11        Governmental Licenses and Permits.

(a)               (i) The Company holds all material governmental qualifications, registrations, filings, privileges, franchises, licenses, permits, approvals or authorizations that are necessary for the operation of the Business by the Contributor and the Company or for the Company to hold any interest in any of its assets or properties (collectively, “Permits”) and (ii) each of such Permits is valid, binding and in full force and effect, in the case of clauses (i) and (ii), except as would not reasonably be expected to be material to the Business or the Company.

(b)               Neither the Contributor or any of its Affiliates (with respect to the Business) nor the Company is, or has since January 1, 2018, in default or violation of any of the Permits and no Action is pending, or threatened in writing since January 1, 2018, to revoke any Permit, except such defaults, violations or revocations as would not reasonably be expected to be material to the Business or the Company.

Section 3.12        Intellectual Property; Privacy.

(a)               Section 3.12(a) of the Disclosure Letter sets forth an accurate and complete list, as of the date of this Agreement, of (i) each item of Registered Intellectual Property that is Company Intellectual Property, (ii) the jurisdiction in which such item of Registered Intellectual Property has been registered or filed and the applicable application, registration, or serial or other similar identification number, and (iii) any Person that has an ownership interest in such item of Registered Intellectual Property and the nature of such ownership interest. Each item of Registered Intellectual Property listed or required to be listed on Section 3.12(a) of the Disclosure Letter is subsisting and, to the Knowledge of the Company, valid and enforceable.

(b)               The Company exclusively owns, free and clear of all Liens (other than Company Permitted Exceptions), all right, title and interest to any Intellectual Property owned or purported to be owned by the Company (the “Company Intellectual Property”) and owns or has a valid license or right to use all other material Intellectual Property used by the Company. The Company owns or otherwise has the right to use all Intellectual Property used in, held for use in or necessary for the conduct of the business of the Company as currently conducted, provided that the foregoing shall not be deemed a representation or warranty regarding non-infringement, validity or enforceability of Intellectual Property. The Company has not received, since January 1, 2018, any written charge, complaint, claim, demand or notice challenging the validity of any Company Intellectual Property. The Company is not bound by, and no material Company Intellectual Property is subject to, any Contract containing any covenant or other provision that materially limits or restricts the ability of the Company to use, assert, enforce or otherwise exploit any material Company Intellectual Property anywhere in the world. The Company has taken commercially reasonable security measures consistent with the industry in which the Company operates to protect the secrecy, confidentiality and value of all material trade secrets included in the Company Intellectual Property.

(c)               The conduct of the Business as conducted since January 1, 2018 and as currently conducted does not infringe upon, misappropriate or otherwise violate the Intellectual Property of any other Person, other than for immaterial image take-down requests that have been settled or otherwise fully resolved in the ordinary course of business. The Company has not received, since January 1, 2018, any written charge, complaint, claim, demand or notice alleging any such infringement, misappropriation or other violation by the Company that has not been settled or otherwise fully resolved. To the Knowledge of the Company, no other Person is engaging in, or has since January 1, 2018, engaged in, any activity that infringes, misappropriates or otherwise violates the Company Intellectual Property.

(d)               The execution, delivery and performance by the Contributor and the Company of the Transaction Agreements to which they are parties and the consummation by the Contributor and the Company of the Transactions, will not, with or without notice or the lapse of time, result in, or give any other Person the right or option to cause or declare, (i) a loss of, or Lien on, any material Company Intellectual Property, (ii) the release, disclosure, or delivery of any material Company Intellectual Property by or to any escrow agent or other Person or (iii) the grant, assignment, or transfer to any other Person of any license or other right or interest under, to, or in any material Company Intellectual Property, including any such grant, assignment or transfer by Acquiror or its Affiliates (excluding any such grant, assignment or transfer of any license or other right or interest that arises from any Contract to which Acquiror or any of its Affiliates is a party but neither the Company nor the Contributor is a party).

(e)               No funding, facilities, or personnel of any Governmental Authority or any university, college, other educational institution, multi-national, bi-national or international organization, or research center were used, to develop or create, in whole or in part, any Company Intellectual Property. The Company is not a party to any Contract with any Governmental Authority or any university, college, other educational institution, multi-national, bi-national or international organization that grants to such Governmental Authority any right or license with respect to any Company Intellectual Property.

(f)                To the Knowledge of the Company, no product or service offered, owned, developed, marketed, licensed, sold, performed, distributed or otherwise made available by the Company (“Company Products”) contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware” or “adware” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing or facilitating, any of the following functions: (i) materially disrupting, disabling, harming, or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) materially compromising the privacy or data security of a user or damaging or destroying any data or file without the user’s consent (collectively, “Malicious Code”). The Company implements industry standard measures designed to prevent the introduction of Malicious Code into Company Products, including firewall protections and regular virus scans.

(g)               No Company Product is subject to any “copyleft” or other obligation or condition (including any obligation or condition under any Open Source Software license such as the GNU Public License, Lesser GNU Public License, or Mozilla Public License) that (i) would require, or could condition the use or distribution of such Company Product or portion thereof on, (A) the disclosure, licensing, or distribution of any material source code for a Company Product or any portion thereof, (B) the granting to licensees of the right to reverse engineer or make derivative works or other modifications to any Company Products or any portion thereof, (C) licensing or otherwise distributing or making available any Company Product or any portion thereof for a nominal or otherwise limited fee or charge or (D) granting any Intellectual Property Rights to any third party, or (ii) could otherwise impose any material limitation, restriction, or condition on the right or ability of the Company to use, license distribute or charge for any Company Product or any Intellectual Property therein.

(h)               The information technology systems used by the Company (“Company IT Systems”) are implemented, operated and maintained in accordance with customary industry standards and practices for entities operating businesses similar to the business of the Company, including with the respect to redundancy, reliability, scalability and security. Without limiting the foregoing, (i) the Company has taken commercially reasonable steps and implemented commercially reasonable procedures to ensure that the Company IT Systems are free from Malicious Code, and (ii) the Company has in effect industry standard disaster recovery plans, procedures and facilities for their businesses and have taken all reasonable steps to safeguard the security and the integrity of the Company IT Systems. To the Knowledge of the Company, there have been no unauthorized intrusions or breaches of security with respect to the Company IT Systems. The Company has implemented any and all security patches or upgrades that are generally available for the Company IT Systems.

(i)                 The Company and, to the Knowledge of the Company, any Person acting for or on behalf of the Company are in compliance with and have, since January 1, 2018, complied with, (i) all applicable Laws relating to privacy and data security, (ii) all of the Company’s publicly available policies and notices regarding information that identifies or could be used to identify an individual person or comes within the definition of “personally identifiable information”, “personal data”, “personal information” or any similar term under applicable Laws (“Personal Information”), and (iii) all of the Company’s contractual obligations with respect to Personal Information, except, in the case of (i) through (iii), as would not reasonably be expected to be material to the Business or the Company. Except as would not reasonably be expected to be material to the Business or the Company, (i) the Company and, to the Knowledge of the Company, any Person acting for or on behalf of the Company has, since January 1, 2018, taken or caused to be taken reasonable steps (including implementing and monitoring technical and physical security) to protect the Personal Information and other confidential data owned or controlled by the Company or, to the extent related to the Business as conducted by the Company, by the Contributor or any of its Affiliates, against loss and against unauthorized access, use or disclosure and (ii) since January 1, 2018, to the Knowledge of the Company, there has been no unauthorized access to, theft or misuse of any Personal Information owned or controlled by the Company or, to the extent related to the Business as presently conducted by the Company, by the Contributor or any of its Affiliates. Since January 1, 2018, the Company has not received any written notice of any claims of, or been charged with, the violation of any Laws concerning Personal Information.

Section 3.13        Environmental Matters. Except as otherwise would not reasonably be expected to be material to the Company: (a) there are no Actions pending, or threatened in writing against the Company or any property or asset of the Company alleging a violation of, or liability under, Environmental Law; (b) the Company is operating in compliance with applicable Environmental Laws; and (c) the Company holds all Environmental Permits required for the conduct of the Business as presently conducted and is not in default or violation of any such Environmental Permits.

Section 3.14        Material Company Contracts.

(a)         Section 3.14(a) of the Disclosure Letter lists the Material Company Contracts in effect on the date of this Agreement.

(b)         (i) Each Material Company Contract is a legal, valid and binding obligation of the Company, and is enforceable against the Company and is a legal, valid and binding obligation of each other party to such Material Company Contract, and is enforceable against such other party thereto in accordance with its terms subject, in each case, to the Bankruptcy and Equity Exception, (ii) the Company, or, to the Knowledge of the Company, any other party to a Material Company Contract is not in default or breach of a Material Company Contract (iii) to the Knowledge of the Company, there does not exist any event, condition or omission that would constitute such a default or breach (whether by lapse of time or notice or both) under any Material Company Contract and (iv) the Company has not received any written notice of termination or cancellation with respect to any Material Company Contract, except, in each of clauses (i) through (iv), as would not reasonably be expected to be material to the Business or the Company. The Company has made available to Acquiror true and complete copies of all Material Company Contracts, including amendments thereto.

Section 3.15        Employment and Employee Benefits Matters.

(a)         Except as would not reasonably be expected to result in material liability to the Business or the Company, the Contributor and the Company: (i) are in compliance with all applicable Laws respecting employment, employment practices, worker classification, terms and conditions of employment and wages and hours, in each case, with respect to Business Employees; (ii) have withheld and reported since January 1, 2018 all amounts required by Law or by agreement to be withheld and reported with respect to the wages, salaries and other payments to Business Employees by virtue of their employment, the transactions specifically contemplated by this Agreement or otherwise; (iii) are not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing, in each case, with respect to the Business Employees; and (iv) are not liable for any payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Business Employees (other than routine payments to be made in the normal course of business and consistent with past practice). Except as would not reasonably be expected to result in material liability to the Business or the Company, there are no pending or threatened or reasonably anticipated, claims or actions against the Contributor or the Company under any worker’s compensation policy or long-term disability policy with respect to any Business Employee.

(b)         No material work stoppage or labor strike against the Contributor or the Company is pending or reasonably anticipated, or to the Knowledge of the Company, threatened. As of the date of this Agreement, to the Knowledge of the Company, there are no activities or proceedings of any labor union to organize any current Business Employees. There are no actions, suits, claims, labor disputes or grievances pending or reasonably anticipated, or to the Knowledge of the Company, threatened, in each case, relating to any labor, safety or discrimination matters involving any Business Employee, including charges of unfair labor practices or discrimination complaints, which, if adversely determined, would result in material liability to the Business or the Company. Neither the Contributor nor the Company has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. Since January 1, 2018, neither the Contributor nor the Company has engaged in or effectuated any “plant closing” or employee “mass layoff” (in each case, as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Contributor or the Company.

(c)         Section 3.15(c) of the Disclosure Letter sets forth a list of each material Company Plan including separate identification of each material International Company Plan.

(d)         With respect to each material Company Plan, the Contributor has made available to Acquiror true and complete copies of the following documents to the extent applicable: (i) each Company Plan and all amendments thereto, (ii) the most recent summary plan description and all subsequent summaries of material modifications, (iii) the trust agreement, any insurance contracts or other funding arrangements with respect to such plan, and (iv) the most recent Forms 5500 and all schedules thereto, including audited financial statements and actuarial valuation reports filed with respect to such Company Plans.

(e)         No Company Plan is (i) a “defined benefit plan” (as defined in Section 3(35) of ERISA), (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code), or (iv) a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA). The Company does not have any Liability under Title IV of ERISA.

(f)          Each Company Plan has been operated in accordance with its terms and the requirements of all applicable Laws (including ERISA and the Code), except for non-compliance which has not had and would not reasonably be expected to have a Company Material Adverse Effect. (i) No prohibited transaction within the meaning of Section 406 of ERISA or Section 4975 of the Code has occurred with respect to any Company Plan for which a statutory or administrative exemption does not exist, (ii) the consummation of the Transactions will not result in any prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code for which an exemption is not available, and (iii) all premiums and contributions required to be made under each Company Plan, as of the date hereof, have been timely made and all obligations in respect of each Company Plan have been properly accrued or reflected in the Company Financial Statements.

(g)         There are no claims or causes of action pending, or threatened in writing since January 1, 2018, against the Contributor or the Company in connection with any Company Plan.

(h)         Each Company Plan that is intended to be tax qualified under Section 401(a) of the Code has received, is covered by or has applied for a favorable determination or opinion letter from the IRS, and there are no facts or circumstances that would be reasonably likely to adversely affect the qualified status of any such Company Plan. Any trusts established under Company Plans intended to be exempt from federal income taxation under Section 501(a) of the Code are so exempt.

(i)          None of the execution and delivery of this Agreement nor the consummation of the Transactions (alone or in conjunction with any other event) will (i) entitle any Business Employee to any compensation or benefit (or increase thereto) or (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits with respect to any Business Employee under any Company Plan.

(j)          Neither the Contributor nor the Company is a party to any collective bargaining agreement or other labor union contract applicable to Business Employees.

(k)         Neither the Contributor nor the Company has any obligation to provide post-retirement medical or life insurance benefits to any current or former Business Employees, or their respective survivors, dependents or beneficiaries, except as may be required by Section 4980B of the Code or Part 6 of Title I of ERISA or applicable Law concerning medical benefits continuation.

(l)          The consummation of the Transactions will not result in any “parachute payments” within the meaning of Section 280G of the Code with respect to any Person who is, in respect of the Company or the Contributor, a “disqualified individual” (within the meaning of Section 280G of the Code).

(m)        Neither the Company nor the Contributor is a party to, or is otherwise obligated under, any Contract that provides for a gross up of taxes imposed by Sections 409A or 4999 of the Code.

Section 3.16        Real Property.

(a)         Section 3.16(a) of the Disclosure Letter sets forth all real property owned by the Company, including as of the date hereof the street address (or, if no street address exists, the county and tax parcel identification number) of each parcel (each, an “Owned Real Property”). The Company has good and valid fee simple title to each parcel of Owned Real Property, free and clear of all Liens, except Company Permitted Exceptions. There are no outstanding options or rights of first refusal to purchase the Owned Real Property or any portion thereof or interest therein. As of the date hereof, there are no condemnation proceedings, lawsuits, or administrative Actions relating to any parcel of Owned Real Property pending, or threatened in writing.

(b)         The Company has a valid leasehold interest to the leasehold estate (as lessee) in all material leased real property listed in Section 3.16(b) of the Disclosure Letter (“Leased Real Property”), as lessee or sublessee, in each case free and clear of all Liens, except Company Permitted Exceptions. The Leased Real Property comprises all of the real property leased to or by the Company. The Company has not, since January 1, 2018, received any written notice of termination or cancellation (other than any Leased Real Property that has expired in the ordinary course of business), or of any material default or event that with notice or lapse of time, or both, would constitute a material default by the Company and remains unresolved, under any of the leases governing the Leased Real Property (the “Lease Documents”). There has not been any sublease or assignment of any Lease Documents to any third party. True, correct and complete copies of all Lease Documents have been made available to Acquiror.

Section 3.17        Taxes.

(a)         All material Tax Returns required to be filed by or on behalf of the Company have been filed (taking into account any applicable extensions), all such Tax Returns are true, correct and complete in all material respects, and all Taxes shown due on such Tax Returns or that are otherwise required to have been paid by or on behalf of the Company have been paid. Since the Locked-Box Date, the Company has not incurred any material Tax liability outside the ordinary course of business.

(b)         The Company has withheld or collected and timely paid over to the appropriate Tax Authority (or is properly holding for such timely payment) all material amounts of Taxes required by Law to be withheld and paid in connection with amounts owing to any employee, independent contractor or other party.

(c)         No material assessment, deficiency or other claim with respect to Taxes of the Company has been proposed, asserted or assessed in writing against the Company the resolution of which is still pending.

(d)         There is no claim, audit, action, suit, proceeding or investigation pending against the Company by any Tax Authority in respect of any material amount of Taxes, and no extension or waiver of the limitation period with respect to the assessment of any Tax for which the Company is liable has been granted (excluding, for the avoidance of doubt, extensions of time to file Tax Returns that were requested in the ordinary course of business and automatically granted by the Tax Authority).

(e)         The Company is not a party to any tax sharing, tax indemnity or similar agreement in respect of material Taxes and is not liable for any material Taxes of any other Person by reason of entering into a tax sharing, tax indemnity or similar agreement with such other Person prior to the Closing (other than, in each case, commercial agreements entered into in the ordinary course of business the principal purpose of which does not relate to Taxes).

(f)          The Company does not have liability for the Taxes of any Person under Section 1.1502-6 of the Treasury Regulations, as a transferee or successor, by Contract or by operation of Law (other than, in each case, liabilities pursuant to commercial agreements entered into in the ordinary course of business the principal purpose of which does not relate to Taxes). The Company has not been a member of an affiliated, consolidated, combined or unitary group. The Company has never owned Equity Interests in any Subsidiary of the Company, and has never owned Equity Interests in any person organized in a jurisdiction located outside the United States.

(g)         The Company has not consummated or participated in, and is not currently participating in, a “listed transaction” as defined in Treasury Regulation 1.6011-4(b).

(h)         There are no Liens for Taxes on any of the assets of the Company other than Company Permitted Exceptions described in clause (a) of the definition of such term.

(i)          The Company has not constituted either a “distributing corporation” or a “controlled corporation” in a transaction intended to qualify under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code) since January 1, 2018.

(j)          The Company (or Acquiror and its Affiliates with respect to tax items of the Company) will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in accounting method for any taxable period ending on or before the Closing Date under Section 481 of the Code (or any similar provision of state, local or non-U.S. Tax Law), (ii) “closing agreement” as described in Section 7121 of the Code (or any other written agreement with an Authority relating to Taxes) entered into on or before the Closing Date, (iii) installment sale or open transaction disposition made prior to the Closing, (iv) any use of an improper method of accounting for a taxable period ending on or prior to the Closing Date.

(k)         No claim has been made in writing by a taxing authority in a jurisdiction where the Company does not file a Tax Return claiming that the Company is or may be subject to material taxation by that jurisdiction in respect of Taxes that would be covered by or the subject of such Tax Return.

(l)          No entity classification election has or will be made with respect to the Company, and as of the Closing Date the Company will be treated as an entity that is disregarded as separate from Contributor for U.S. federal income tax purposes.

(m)        The Company has complied in all material respects with Laws relating to (i) the collection and remittance of occupancy, hospitality, lodging or similar Taxes; and (ii) escheat and unclaimed property.

Section 3.18        Customers and Suppliers. Section 3.18 of the Disclosure Letter contains a true, correct and complete list of the customers with an aggregate spend of at least $[***] (the “Material Company Customers”) and suppliers with aggregate billing or Company revenue of at least $[***] (the “Material Company Suppliers”) of the Company during the twelve (12)-month period ended December 31, 2020, measured by dollar volume of transactions. No customer or supplier listed or required to be listed on Section 3.18 of the Disclosure Letter has terminated or materially reduced its business with the Company. The Company has not received any written notice from any such Material Company Customer or Material Company Supplier to the effect that, such customer or supplier will stop, or materially decrease the rate of, doing business with the Company, whether as a result of the consummation of the Transactions or otherwise.

Section 3.19        Affiliate Transactions.

(a)         Except as set forth on Section 3.19(a) of the Disclosure Letter, (i) there are no agreements, understanding, arrangements (in each case whether written or oral), liabilities or obligations between the Company, on the one hand, and the Contributor or any current or former shareholder, member, partner, officer, director or manager of the Company, the Contributor or any Affiliate of any such Person, on the other hand, (ii) the Company does not provide or cause to be provided any assets, services or facilities to any Person described in the foregoing clause (i), (iii) no Person described in the foregoing clause (i) provides or causes to be provided any assets, services or facilities to the Company (other than, in the case of employees of the Company, employment services in the ordinary course of business), (iv) no Person described in the foregoing clause (i) has any right, title, or ownership interest in any tangible or intangible asset of the Company or any Company Intellectual Property, and (v) the Company does not beneficially own, directly or indirectly, any interests or investment assets of any Person described in the foregoing clause (i).

(b)         Except as set forth on Section 3.19(b) of the Disclosure Letter, none of Contributor, any current or former shareholder, member, partner, officer, director or manager of the Contributor, or any of its respective Affiliates (other than the Company), as the case may be, have any right, title or interest of any nature in any of the tangible or intangible assets and properties used or necessary for or related to the Business or operations of the Company, including any Company Intellectual Property.

Section 3.20        Insurance. Section 3.20 of the Disclosure Letter contains a true, correct and complete list of all currently effective material insurance policies issued in favor of the Company. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Company, as of the date of this Agreement, (a) each such insurance policy is in full force and effect and all premiums due thereon have been paid in full and (b) the Company is not in breach or default, and the Company has not taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification of, any such policy, (c) no insurer on any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation, and (d) no notice of cancellation or termination has been received with respect to any such policy. Such insurance policies are sufficient for compliance by the Company with (i) all requirements of applicable Laws and (ii) all Material Company Contracts. As of the date hereof, there are no pending claims under any insurance policy, in each case, in excess of $[***].

Section 3.21        Brokers. Except for GCA Advisors, LLC (the “Company Financial Advisor”), no Person is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf the Company or the Contributor. The Contributor is solely responsible for the fees and expenses of the Company Financial Advisor.

Section 3.22        No Leakage. Except as set forth on Section 3.22 of the Disclosure Letter, since the Locked-Box Date:

(a)         no dividend, return of capital or other distribution of profits, cash or assets has been paid, made or declared by the Company (including pursuant to the Retained Cash Distribution) or the Contributor (including pursuant to the Merger) to any Company Affiliated Person, in each case, in excess of the Estimated Retained Cash;

(b)         no payments have been made by or on behalf of the Company with respect to Company Transaction Expenses;

(c)         no payments (whether by gift or otherwise) or obligations to make payments (including costs and expenses of any Company Affiliated Person) have been paid, made, incurred or accrued by or on behalf of the Company to or for the benefit of any Company Affiliated Person;

(d)         no share capital or other interest, equity or securities of the Company has been redeemed, repurchased or repaid for value;

(e)         no amounts, obligations or Liabilities owed or due to the Company by a Company Affiliated Person have been waived, released or forgiven;

(f)          no sale of any asset of the Company to, or the purchase of any asset by the Company from, a Company Affiliated Person has occurred;

(g)         no payment has been made under any guarantee, indemnity or security provided by the Company in respect of the obligations or liabilities of any Company Affiliated Person;

(h)         no payment has been made of any fees, costs or Tax incurred by the Company as a result of those matters set out in paragraphs (a) to (g) above; and

(i)          the Company has not agreed to take any of the actions set forth in Section 3.22(a) through (h).

Each of any such events in Section 3.22(a) through (i), taken from and after the Locked-Box Date through the Closing Date, and the amounts involved or attributable thereto, without duplication, being “Company Leakage”; provided, however, that, in no event will “Company Leakage” mean or include Permitted Company Leakage.

Section 3.23        Title. The Company has good and marketable title to, or valid leasehold interest in all of its properties, and interests in properties and assets, real and personal, reflected on the Company Locked-Box Balance Sheet or acquired after November 30, 2020 (except properties and assets, or interests in properties and assets, sold or otherwise disposed of since the Company Locked-Box Balance Sheet Date in the ordinary course of business and consistent with past practice), or, with respect to leased properties and assets, valid leasehold interests in such properties and assets that afford the Company valid leasehold possession of the properties and assets that are the subject of such leases, in each case, free and clear of all Liens, except Company Permitted Exceptions.

Section 3.24        Company PPP Loan. (a) The Company has been in compliance with all terms and conditions of the Company PPP Loan and with all requirements of applicable Laws pertaining to the Company PPP Loan including the CARES Act, 116 P.L. 136 (2020) and the Paycheck Protection Program Flexibility Act, 116 P.L. 142 (2020), and all applicable regulations and guidance issued by any Governmental Authority or applicable financial institution (“PPP”); (b) all representations and certifications executed by the Company or representative thereof pertaining to the Company PPP Loan (including the application for the Company PPP Loan or any request for forgiveness of any or all of the amount loaned through the Company PPP Loan) were current, accurate and complete as of their effective date; (c) no Governmental Authority or other Person has notified the Company of any actual or alleged material violation or breach of any statute, regulation, representation, certification, Laws, disclosure obligation or contract term with respect to the Company PPP Loan; and (d) other than a customary audit in connection with the forgiveness of the Company PPP Loan, there are no there are no investigations or lawsuits completed, underway or, to the Knowledge of the Company, threatened against the Company by any Governmental Authority or any other Person (including any financial institution or whistleblower) pertaining to any loan issued under the PPP or any application for a loan or for forgiveness of a loan issued under the PPP.

Section 3.25        Investigation; No Reliance. Each of the Contributor and the Company acknowledges and agrees that it has made its own inquiry and investigation into, and, based thereon and on the representations and warranties in Article IV, has formed an independent judgment concerning Acquiror and its Affiliates, and its or their business, and the Transactions and any other assets, rights or obligations to be transferred hereunder or pursuant to the Transaction Agreements. Except for the specific representations and warranties expressly made by Acquiror in Article IV of this Agreement, (i) each of the Contributor and the Company acknowledges and agrees that (a) neither Acquiror nor any other Person is making and has not made any other express or implied representation or warranty in respect of Acquiror or its Affiliates, or its or their business, or the Transactions and any other rights or obligations to be transferred hereunder or pursuant to the Transaction Agreements, and each of the Contributor and the Company disclaims any other representations or warranties, whether made by Acquiror or any of its Affiliates or Representatives, (b) except for the representations and warranties expressly contained in Article IV of this Agreement, Acquiror and its Affiliates and Representatives have disclaimed all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to the Contributor, the Company or their respective Affiliates or Representatives, including with respect to merchantability or fitness for any particular purpose (including any opinion, information, projection, or advice that may have been or may be provided to the Contributor or the Company by any director, officer, employee, agent, consultant, or representative of Acquiror or any of its Affiliates) and (c) Acquiror and its Affiliates and Representatives make no representations or warranties to the Contributor or the Company regarding the probable success or profitability of the Company or its Affiliates, or its or their business, and (ii) each of the Contributor and the Company specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that Acquiror and its Affiliates and Representatives have specifically disclaimed and do hereby specifically disclaim any such other representation or warranty made by any Person.

Section 3.26        No Other Representations or Warranties. Except for the representations and warranties expressly contained in this Article III, none of the Contributor, the Company or any other Person makes any other express or implied representation or warranty with respect to the Contributor, the Company, the Transferred Interests, the Business or the Transactions and any other rights or obligations to be transferred hereunder or pursuant hereto, and each of the Contributor and the Company disclaims any other representations or warranties, whether made by the Contributor, the Company or any of their Affiliates or Representatives. Except for the representations and warranties expressly contained in this Article III, the Contributor, the Company and their respective Affiliates and Representatives hereby disclaim all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Acquiror or its Affiliates or Representatives, including with respect to merchantability or fitness for any particular purpose (including any opinion, information, projection, or advice that may have been or may be provided to Acquiror by any director, officer, employee, agent, consultant, or representative of the Contributor or the Company). The Contributor, the Company and their respective Affiliates and Representatives make no representations or warranties to Acquiror regarding the probable success or profitability of the Business.

Article IV.

REPRESENTATIONS AND WARRANTIES OF ACQUIROR

Acquiror hereby represents and warrants to each of the Contributor and the Company that, as of the date hereof (unless a specific date is referenced herein, in which case such representation shall be true and correct as of such date), except as set forth in the Acquiror Disclosure Letter (it being understood and agreed that the representations and warranties of Acquiror in Section 4.06 through Section 4.18, Section 4.20 and Section 4.21 shall include any Subsidiaries of Acquiror unless otherwise noted herein and each disclosure set forth in the Disclosure Letter shall qualify or modify each of the representations and warranties set forth in this Article IV to the extent the applicability of the disclosure to such representation and warranty is reasonably apparent from the text of the disclosure made):

Section 4.01        Organization, Qualification and Authority. Acquiror is a limited liability company organized, validly existing and in good standing under the Laws of Delaware and has all necessary power to enter into, consummate the transactions contemplated by, and carry out its obligations under, the Transaction Agreements to which it is a party. Acquiror has the requisite power and authority to operate its business as now conducted and is qualified as a foreign organization to do business, and, to the extent legally applicable, is in good standing, in each jurisdiction where the character of its owned, operated or leased properties or the nature of its activities makes such qualification necessary, except for jurisdictions where the failure to be so qualified or in good standing would not reasonably be expected to be material to Acquiror. The execution and delivery by Acquiror of the Transaction Agreements to which it is a party and the consummation by Acquiror of the transactions contemplated by, and the performance by Acquiror of its obligations under, the Transaction Agreements to which it is a party have been duly authorized by all requisite action on the part of Acquiror. This Agreement has been, and upon execution and delivery, the Ancillary Agreements to which Acquiror is party will be, duly executed and delivered by Acquiror to the extent party thereto, and (assuming due authorization, execution and delivery by Acquiror) this Agreement constitutes, and upon execution and delivery, the Ancillary Agreements will constitute, legal, valid and binding obligations of Acquiror to the extent party thereto, enforceable against Acquiror to the extent party thereto in accordance with their terms, subject to the Bankruptcy and Equity Exception.

Section 4.02        Capital Structure. The authorized and outstanding Equity Interests of Acquiror as of the date hereof are set forth on Section 4.02 of the Acquiror Disclosure Letter. All of Acquiror’s issued and outstanding Equity Interests (x) have been duly authorized and validly issued, (y) were not issued in violation of any purchase or call option, right of first refusal, subscription right, preemptive right or any similar rights and (z) were issued in compliance with applicable state and federal securities laws. The Class A Units constituting the Contribution Consideration when issued and delivered in compliance with the provisions of this Agreement, (x) will be duly authorized and validly issued, (y) will not be issued in violation of any purchase or call option, right of first refusal, subscription right, preemptive right or any similar rights and (z) will be issued in compliance with applicable state and federal securities laws. Except as set forth in Section 4.02 of the Acquiror Disclosure Letter, there are no outstanding preemptive rights, calls, options, warrants, convertible securities, subscription rights, conversion rights, exchange rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued Equity Interests of Acquiror that require or would require Acquiror to issue, sell or transfer any Equity Interests in Acquiror. Except as set forth in Section 4.02 of the Acquiror Disclosure Letter, Acquiror is not, directly or indirectly, a participant in any joint venture, partnership, limited liability company or similar arrangement.

Section 4.03        No Conflict. Provided that all consents, approvals, authorizations and other actions described in Section 4.03 have been obtained or taken and except as may result from any facts or circumstances relating solely to the Contributor, the Company or their Affiliates, the execution, delivery and performance by the Acquiror of the Transaction Agreements to which they are parties and the consummation by the Acquiror of the Transactions do not and will not (a) violate or conflict with the certificate or articles of incorporation or formation, limited liability company agreement, bylaws or similar organizational documents of Acquiror, (b) conflict with or violate any Law or Governmental Order applicable to Acquiror or by which any property or asset of Acquiror is bound or affected or (c) require the consent, notice or other action by any Person under, result in any breach of, or constitute a default (or event which, with the giving of notice or lapse of time, or both, would become a default) under, or give to any Person any rights of termination, amendment, acceleration, first offer, first refusal or cancellation of, or result in the creation of any Lien (other than an Acquiror Permitted Exception or Liens arising from any act of the Contributor, the Company or their Affiliates) on any of the assets or properties of Acquiror pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other material instrument to which Acquiror is a party, except, in the case of clause (c), as would not reasonably be expected to be material to Acquiror.

Section 4.04        Consents and Approvals. The execution and delivery by Acquiror of the Transaction Agreements to which it is party to do not, and the performance by Acquiror of, and the consummation by Acquiror of the transactions contemplated by, the Transaction Agreements to which it is party to will not, require any consent, approval, authorization or other action by, or any filing with or notification to, any Governmental Authority, except (a) in connection, or in compliance with, the applicable filings or approvals under the HSR Act, (b) where the failure to obtain such consent, approval, authorization or action or to make such filing or notification would not reasonably be expected to be material to Acquiror, or (c) as may be necessary to be obtained or made by the Contributor, the Company or their Affiliates solely as a result of any facts or circumstances relating solely to the Contributor, the Company or their Affiliates.

Section 4.05        Financial Information; Absence of Undisclosed Liabilities.

(a)         Section 4.05(a) of the Acquiror Disclosure Letter sets forth (a) the unaudited consolidated balance sheet as of December 31, 2018, December 31, 2019 and December 31, 2020 of Acquiror and the related unaudited consolidated statements of operations for the year ended December 31, 2018, December 31, 2019 and December 31, 2020 and (b) the unaudited consolidated balance sheet as of November 30, 2020 of Acquiror and the related unaudited statement of operations for the 11-month period ended on such date (collectively, the “Acquiror Financial Statements”). For the purposes hereof, the unaudited consolidated balance sheet of Acquiror as of November 30, 2020 is herein referred to as the “Acquiror Locked-Box Balance Sheet”. The Acquiror Financial Statements have been prepared in accordance with GAAP, and fairly present, in all material respects, the consolidated financial position of Acquiror as of the date thereof and its consolidated results of operations for the period then ended. As of the Locked-Box Date, the Acquiror Locked-Box Unrestricted Cash, the Acquiror Locked-Box Restricted Cash and the Acquiror Locked-Box Debt are in the amounts set forth on Exhibit K.

(b)         There are no Liabilities of Acquiror of any kind that would have been required to be reflected in or reserved against on the Acquiror Locked-Box Balance Sheet or in the notes thereto prepared in accordance with GAAP, other than: (i) Liabilities to the extent reflected or reserved against in the Acquiror Locked-Box Balance Sheet, (ii) Liabilities incurred in the ordinary course of business and consistent with past practice since the Locked-Box Date, which Liabilities would not (individually or in the aggregate) be reasonably expected to have an Acquiror Material Adverse Effect, (iii) Liabilities or obligations incurred in connection with the Transactions in accordance with the terms hereof,(iv) other Liabilities that would not (individually or in the aggregate) reasonably be expected to be material to Acquiror, and (v) other Liabilities recorded as part of year-end closing procedures that were posted and reflected in the consolidated unaudited balance sheet as of December 31, 2020.

(c)         Acquiror has established and maintains a system of internal accounting controls sufficient to provide reasonable assurances (i) that transactions, receipts and expenditures of Acquiror are being executed and made only in accordance with appropriate management authorization, (ii) that transactions are recorded as necessary (A) to permit preparation of financial statements on a consistent basis and (B) to maintain accountability for assets, (iii) regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Acquiror and (iv) that the amount recorded for assets on the books and records of Acquiror is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. None of Acquiror and any current or former employee, consultant, manager or director of Acquiror has identified or been made aware of any Fraud, whether or not material, that involves Acquiror’s management or other current or former employees, consultants, managers or directors of Acquiror who have a role in the preparation of financial statements or the internal accounting controls utilized by Acquiror, or any claim or allegation regarding any of the foregoing. None of Acquiror or any Representative of Acquiror has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, in each case, regarding deficient accounting or auditing practices, procedures, methodologies or methods of Acquiror or its internal accounting controls or any material inaccuracy in the financial statements of Acquiror. No attorney representing Acquiror, whether or not employed by Acquiror, has reported to Acquiror or any officer of Acquiror evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Acquiror or its Representatives. Since January 1, 2020, there have been no significant deficiencies or material weaknesses in the design or operation of Acquiror’s internal controls that could adversely affect Acquiror’s ability to record, process, summarize and report financial data.

Section 4.06        Absence of Certain Changes or Events. Except as contemplated by this Agreement, from the Locked-Box Date to the date of this Agreement, (a) Acquiror has conducted its business in the ordinary course of business, (b) Acquiror has not sold, assigned, transferred, permitted to lapse, abandoned, or otherwise disposed of any right, title, or interest in or to any of the Acquiror’s material assets, (c) none of Acquiror nor any of its Affiliates has taken any action that would constitute a breach of Section 5.02 had such action been taken after the execution of this Agreement without Contributor’s prior written consent and (d) there has not occurred any Acquiror Material Adverse Effect.

Section 4.07        Absence of Litigation. There are no material Actions by or before a Governmental Authority pending, or threatened in writing since January 1, 2018, against Acquiror or any material property or asset of Acquiror. Acquiror has no material Action pending against any other Person.

Section 4.08        Compliance with Laws. Acquiror has, since January 1, 2018, complied in all material respects with, and has not been in violation in any material respect of, any Laws or Governmental Orders applicable to the conduct of the Acquiror’s business or by which any material property or asset of Acquiror is bound or affected. Since January 1, 2018, Acquiror has not received any notice of material violation with respect to any Laws.

Section 4.09        Governmental Licenses and Permits.

(a)         (i) Acquiror holds all material governmental qualifications, registrations, filings, privileges, franchises, licenses, permits, approvals or authorizations that are necessary for the operation of its business as conducted by Acquiror or for Acquiror to hold any interest in any of its assets or properties (collectively, “Acquiror Permits”) and (ii) each of such Acquiror Permits is valid, binding and in full force and effect, in the case of clauses (i) and (ii), except as would not reasonably be expected to be material to Acquiror.

(b)         Since January 1, 2018, Acquiror has not been, in default or violation of any of the Acquiror Permits and no Action is pending, or threatened in writing since January 1, 2018, to revoke any Acquiror Permit, except such defaults, violations or revocations as would not reasonably be expected to be material to Acquiror.

Section 4.10        Intellectual Property; Privacy.

(a)         Section 4.10(a) of the Acquiror Disclosure Letter sets forth an accurate and complete list, as of the date of this Agreement, of (i) each item of Registered Intellectual Property that is Acquiror Intellectual Property, (ii) the jurisdiction in which such item of Registered Intellectual Property has been registered or filed and the applicable application, registration, or serial or other similar identification number, and (iii) any Person that has an ownership interest in such item of Registered Intellectual Property and the nature of such ownership interest. Each item of Registered Intellectual Property listed or required to be listed on Section 4.10(a) of the Acquiror Disclosure Letter is subsisting and, to the Knowledge of Acquiror, valid and enforceable.

(b)         The Acquiror exclusively owns, free and clear of all Liens (other than Acquiror Permitted Exceptions), all right, title and interest to any Intellectual Property owned or purported to be owned by the Acquiror (the “Acquiror Intellectual Property”) and owns or has a valid license or right to use all other material Intellectual Property used by the Acquiror. The Acquiror owns or otherwise has the right to use all Intellectual Property used in held for use in or necessary for the conduct of the business of the Acquiror as currently conducted, provided that the foregoing shall not be deemed a representation or warranty regarding non-infringement, validity or enforceability of Intellectual Property. The Acquiror has not received, since January 1, 2018, any written charge, complaint, claim, demand or notice challenging the validity of any Acquiror Intellectual Property. The Acquiror is not bound by, and no material Acquiror Intellectual Property is subject to, any Contract containing any covenant or other provision that materially limits or restricts the ability of the Acquiror to use, assert, enforce or otherwise exploit any material Acquiror Intellectual Property anywhere in the world. The Acquiror has taken commercially reasonable security measures consistent with the industry in which the Acquiror operates to protect the secrecy, confidentiality and value of all material trade secrets included in the Acquiror Intellectual Property.

(c)         The conduct of the business of Acquiror as conducted since January 1, 2018 and as currently conducted does not infringe upon, misappropriate or otherwise violate the Intellectual Property of any other Person, other than for immaterial image take-down requests that have been settled or otherwise fully resolved in the ordinary course of business. The Acquiror has not received, since January 1, 2018, any written charge, complaint, claim, demand or notice alleging any such infringement, misappropriation or other violation by Acquiror that has not been settled or otherwise fully resolved. To the Knowledge of Acquiror, no other Person is engaging in, or has since January 1, 2018, engaged in, any activity that infringes, misappropriates or otherwise violates the Acquiror Intellectual Property.

(d)        To the Knowledge of Acquiror, no product or service offered, owned, developed, marketed, licensed, sold, performed, distributed or otherwise made available by the Acquiror (collectively, “Acquiror Products”) contains any material Malicious Code. The Acquiror implements industry standard measures designed to prevent the introduction of Malicious Code into Acquiror Products, including firewall protections and regular virus scans.

(e)         No Acquiror Product is subject to any “copyleft” or other obligation or condition (including any obligation or condition under any Open Source Software license such as the GNU Public License, Lesser GNU Public License, or Mozilla Public License) that (i) would require, or could condition the use or distribution of such Acquiror Product or portion thereof on, (A) the disclosure, licensing, or distribution of any material source code for any Acquiror Product or any portion thereof, (B) the granting to licensees of the right to reverse engineer or make derivative works or other modifications to any Acquiror Product or any portion thereof, (C) licensing or otherwise distributing or making available any Acquiror Product or any portion thereof for a nominal or otherwise limited fee or charge or (D) granting any Intellectual Property Rights to any third party, or (ii) could otherwise impose any material limitation, restriction, or condition on the right or ability of the Acquiror to use, license distribute or charge for any Acquiror Product or any Intellectual Property therein.

(f)          No funding, facilities, or personnel of any Governmental Authority or any university, college, other educational institution, multi-national, bi-national or international organization, or research center were used, to develop or create, in whole or in part, any material Acquiror Intellectual Property. Acquiror is not a party to any Contract with any Governmental Authority or any university, college, other educational institution, multi-national, bi-national or international organization that grants to such Governmental Authority any right or license with respect to any material Acquiror Intellectual Property.

(g)         The information technology systems used by the Acquiror (“Acquiror IT Systems”) are implemented, operated and maintained in accordance with customary industry standards and practices for entities operating businesses similar to the business of the Acquiror, including with respect to redundancy, reliability, scalability and security. Without limiting the foregoing, (i) the Acquiror has taken commercially reasonable steps and implemented commercially reasonable procedures to ensure that the Acquiror IT Systems are free from Malicious Code, and (ii) the Acquiror has in effect industry standard disaster recovery plans, procedures and facilities for their businesses and have taken all reasonable steps to safeguard the security and the integrity of the Acquiror IT Systems. To the Knowledge of the Acquiror, there have been no unauthorized intrusions or breaches of security with respect to the Acquiror IT Systems. The Acquiror has implemented any and all security patches or upgrades that are generally available for the Acquiror IT Systems.

(h)         Acquiror and, to the Knowledge of Acquiror, any Person acting for or on behalf of Acquiror are in compliance with and have, since January 1, 2018, complied with, (i) all applicable Laws relating to privacy and data security, (ii) all of the Acquiror’s publicly available policies and notices regarding Personal Information, and (iii) all of the Acquiror’s contractual obligations with respect to Personal Information, except, in the case of (i) through (iii), as would not reasonably be expected to be material to Acquiror. Except as would not reasonably be expected to be material to Acquiror, (i) Acquiror and, to the Knowledge of Acquiror, any Person acting for or on behalf of Acquiror has, since January 1, 2018, taken or caused to be taken reasonable steps (including implementing and monitoring technical and physical security) to protect the Personal Information and other confidential data owned or controlled by the Acquiror or, to the extent related to the business as conducted by Acquiror or any of its Affiliates, against loss and against unauthorized access, use or disclosure and (ii) since January 1, 2018, to the Knowledge of the Acquiror, there has been no unauthorized access to, theft or misuse of any Personal Information owned or controlled by Acquiror or, to the extent related to the Acquiror’s business as presently conducted by Acquiror or any of its Affiliates. Since January 1, 2018, Acquiror has not received any written notice of any claims of, or been charged with, the violation of any laws concerning Personal Information.

Section 4.11        Environmental Matters. Except as otherwise would not reasonably be expected to be material to Acquiror: (a) there are no Actions pending, or threatened in writing against Acquiror or any property or asset of Acquiror alleging a violation of, or liability under, Environmental Law; (b) Acquiror is operating in compliance with applicable Environmental Laws; and (c) Acquiror holds all Environmental Permits required for the conduct of its business as presently conducted and is not in default or violation of any such Environmental Permits.

Section 4.12        Material Acquiror Contracts.

(a)         Section 4.12(a) of the Acquiror Disclosure Letter lists the Material Acquiror Contracts in effect on the date of this Agreement.

(b)         (i) Each Material Acquiror Contract is a legal, valid and binding obligation of Acquiror, and is enforceable against Acquiror and, to the Knowledge of Acquiror, is a legal, valid and binding obligation of each other party to such Material Acquiror Contract, and is enforceable against such other party thereto in accordance with its terms subject, in each case, to the Bankruptcy and Equity Exception, (ii) Acquiror, or, to the Knowledge of Acquiror, any other party to a Material Acquiror Contract is not in default or breach of a Material Acquiror Contract, (iii) to the Knowledge of Acquiror, there does not exist any event, condition or omission that would constitute such a default or breach (whether by lapse of time or notice or both) under any Material Acquiror Contract and (iv) Acquiror has not received any written notice of termination or cancellation with respect to any Material Acquiror Contract, except, in each of clauses (i) through (iv), as would not reasonably be expected to be material to Acquiror. Acquiror has made available to the Contributor true and complete copies of all Material Acquiror Contracts, including amendments thereto.

Section 4.13            Employment and Employee Benefits Matters.

(a)               Except as would not reasonably be expected to result in material liability to the Acquiror’s business or Acquiror, Acquiror: (i) is in compliance with all applicable Laws respecting employment, employment practices, worker classification, terms and conditions of employment and wages and hours, in each case, with respect to Acquiror Employees; (ii) has withheld and reported since January 1, 2018 all amounts required by Law or by agreement to be withheld and reported with respect to the wages, salaries and other payments to Acquiror Employees by virtue of their employment, the transactions specifically contemplated by this Agreement or otherwise; (iii) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing, in each case, with respect to the Acquiror Employees; and (iv) is not liable for any payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Acquiror Employees (other than routine payments to be made in the normal course of business and consistent with past practice).  Except as would not reasonably be expected to result in material liability to the Acquiror’s business or Acquiror, there are no pending or threatened or reasonably anticipated, claims or actions against Acquiror under any worker’s compensation policy or long-term disability policy with respect to any Acquiror Employee.

(b)               No material work stoppage or labor strike against Acquiror is pending or reasonably anticipated, or to the Knowledge of the Acquiror, threatened. As of the date of this Agreement, to the Knowledge of Acquiror, there are no activities or proceedings of any labor union to organize any current Acquiror Employees. There are no Actions, suits, claims, labor disputes or grievances pending or reasonably anticipated, or to the Knowledge of the Acquiror, threatened, in each case, relating to any labor, safety or discrimination matters involving any Acquiror Employee, including charges of unfair labor practices or discrimination complaints, which, if adversely determined, would result in material liability to Acquiror. Acquiror has not engaged in any unfair labor practices within the meaning of the National Labor Relations Act. Since January 1, 2018, the Acquiror has not engaged in or effectuated any “plant closing” or employee “mass layoff” (in each case, as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Acquiror.

(c)               Section 4.13(c) of the Acquiror Disclosure Letter sets forth a list of each material Acquiror Plan including separate identification of each material International Acquiror Plan.

(d)               With respect to each material Acquiror Plan, Acquiror has made available to the Contributor true and complete copies of the following documents to the extent applicable: (i) each Acquiror Plan and all amendments thereto, (ii) the most recent summary plan description and all subsequent summaries of material modifications, (iii) the trust agreement, any insurance contracts or other funding arrangements with respect to such plan, and (iv) the most recent Forms 5500 and all schedules thereto, including audited financial statements and actuarial valuation reports filed with respect to such Acquiror Plans.

(e)               No Acquiror Plan is (i) a “defined benefit plan” (as defined in Section 3(35) of ERISA), (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer plan” (within the meaning of Section 413(c) of the Code), or (iv) a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA). Acquiror does not have any Liability under Title IV of ERISA.

(f)                Each Acquiror Plan has been operated in accordance with its terms and the requirements of all applicable Laws (including ERISA and the Code), except for non-compliance which has not had and would not reasonably be expected to have an Acquiror Material Adverse Effect. (i) No prohibited transaction within the meaning of Section 406 of ERISA or Section 4975 of the Code has occurred with respect to any Acquiror Plan for which a statutory or administrative exemption does not exist, (ii) the consummation of the Transactions will not result in any prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code for which an exemption is not available, and (iii) all premiums and contributions required to be made under each Acquiror Plan, as of the date hereof, have been timely made and all obligations in respect of each Acquiror Plan have been properly accrued or reflected in the Acquiror Financial Statements.

(g)               There are no claims or causes of action pending or threatened in writing since January 1, 2018 against Acquiror in connection with any Acquiror Plan.

(h)               Each Acquiror Plan that is intended to be tax qualified under Section 401(a) of the Code has received, is covered by or has applied for a favorable determination or opinion letter from the IRS, and there are no facts or circumstances that would be reasonably likely to adversely affect the qualified status of any such Acquiror Plan. Any trusts established under Acquiror Plans intended to be exempt from federal income taxation under Section 501(a) of the Code are so exempt.

(i)                 None of the execution and delivery of this Agreement nor the consummation of the Transactions (alone or in conjunction with any other event) will (i) entitle any Acquiror Employee to any compensation or benefit (or increase thereto) or (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits with respect to any Acquiror Employee under any Acquiror Plan.

(j)                 Acquiror is not a party to any collective bargaining agreement or other labor union contract applicable to Acquiror Employees.

(k)               Acquiror has no obligation to provide post-retirement medical or life insurance benefits to any current or former Acquiror Employees, or their respective survivors, dependents or beneficiaries, except as may be required by Section 4980B of the Code or Part 6 of Title I of ERISA or applicable Law concerning medical benefits continuation.

(l)                 The consummation of the Transactions will not result in any “parachute payments” within the meaning of Section 280G of the Code with respect to any Person who is, in respect of Acquiror, a “disqualified individual” (within the meaning of Section 280G of the Code).

(m)             Acquiror is not a party to, or is otherwise obligated under, any Contract that provides for a gross up of taxes imposed by Sections 409A or 4999 of the Code.

Section 4.14               Real Property.

(a)               Section 4.14(a) of the Acquiror Disclosure Letter sets forth all real property owned by Acquiror, including as of the date hereof the street address (or, if no street address exists, the county and tax parcel identification number) of each parcel (each, a “Acquiror Owned Real Property”). Acquiror has good and valid fee simple title to each parcel of Acquiror Owned Real Property, free and clear of all Liens, except Acquiror Permitted Exceptions. There are no outstanding options or rights of first refusal to purchase the Acquiror Owned Real Property or any portion thereof or interest therein. As of the date hereof, there are no condemnation proceedings, lawsuits, or administrative Actions relating to any parcel of Acquiror Owned Real Property pending, or threatened in writing.

(b)               Acquiror has a valid leasehold interest to the leasehold estate (as lessee) in all material leased real property listed in Section 4.14(b) of the Acquiror Disclosure Letter (“Acquiror Leased Real Property”), as lessee or sublessee, in each case free and clear of all Liens, except Acquiror Permitted Exceptions. The Acquiror Leased Real Property comprises all of the material real property leased to or by Acquiror. Acquiror has not, since January 1, 2018, received any written notice of termination or cancellation (other than any Acquiror Leased Real Property that has expired in the ordinary course of business), or of any material default or event that with notice or lapse of time, or both, would constitute a material default by Acquiror and remains unresolved, under any of the leases governing the Acquiror Leased Real Property (the “Acquiror Lease Documents”). Except as set forth in Section 4.14(b) of the Acquiror Disclosure Letter, there has not been any sublease or assignment of any lease governing the Acquiror Leased Real Property to any third party. True, correct and complete copies of all Acquiror Lease Documents have been made available to the Contributor.

Section 4.15              Taxes.

(a)              All material Tax Returns required to be filed by or on behalf of Acquiror have been filed (taking into account any applicable extensions), all such Tax Returns are true, correct and complete in all material respects, and all Taxes shown due on such Tax Returns or that are otherwise required to have been paid by or on behalf of Acquiror have been paid. Since the Locked-Box Date, Acquiror has not incurred any material Tax liability outside the ordinary course of business.

(b)              Acquiror has withheld or collected and timely paid over to the appropriate Tax Authority (or are properly holding for such timely payment) all material amounts of Taxes required by Law to be withheld and paid in connection with amounts owing to any employee, independent contractor or other party.

(c)              No material assessment, deficiency or other claim with respect to Taxes of Acquiror has been proposed, asserted or assessed in writing against Acquiror the resolution of which is still pending.

(d)              There is no claim, audit, action, suit, proceeding or investigation pending against Acquiror by any Tax Authority in respect of any material amount of Taxes, and no extension or waiver of the limitation period with respect to the assessment of any Tax for which Acquiror is liable has been granted (excluding, for the avoidance of doubt, extensions of time to file Tax Returns that were requested in the ordinary course of business and automatically granted by the Tax Authority).

(e)              Acquiror is not a party to any tax sharing, tax indemnity or similar agreement in respect of material Taxes and is not liable for any material Taxes of any other Person by reason of entering into a tax sharing, tax indemnity or similar agreement with such other Person prior to the Closing (other than, in each case, commercial agreements entered into in the ordinary course of business the principal purpose of which does not relate to Taxes).

(f)                Acquiror does not have any liability for the Taxes of any Person under Section 1.1502-6 of the Treasury Regulations, as a transferee or successor, by Contract or by operation of Law (other than, in each case, liabilities pursuant to commercial agreements entered into in the ordinary course of business the principal purpose of which does not relate to Taxes). Acquiror has not been a member of an affiliated, consolidated, combined or unitary group.

(g)               Acquiror has not consummated or participated in, and is not currently participating in, a “listed transaction” as defined in Treasury Regulation 1.6011-4(b).

(h)               There are no Liens for Taxes on any of the assets of Acquiror other than Acquiror Permitted Exceptions described in clause (a) of the definition of such term.

(i)                 Acquiror will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in accounting method for any taxable period ending on or before the Closing Date under Section 481 of the Code (or any similar provision of state, local or non-U.S. Tax Law), (ii) “closing agreement” as described in Section 7121 of the Code (or any other written agreement with an Authority relating to Taxes) entered into on or before the Closing Date, (iii) installment sale or open transaction disposition made prior to the Closing, (iv) any use of an improper method of accounting for a taxable period ending on or prior to the Closing Date.

(j)                 For U.S. federal income tax purposes, (i) Acquiror is, and since formation has been, treated as a partnership and (ii) no entity classification election has been filed to treat Acquiror or any of its Subsidiaries that are organized in the United States as a corporation.

(k)               No claim has been made in writing by a taxing authority in a jurisdiction where Acquiror does not file a Tax Return claiming that Acquiror is or may be subject to material taxation by that jurisdiction in respect of Taxes that would be covered by or the subject of such Tax Return.

(l)                 The Acquiror has complied in all material respects with Laws relating to (i) the collection and remittance of occupancy, hospitality, lodging or similar Taxes; and (ii) escheat and unclaimed property.

Section 4.16           Customers and Suppliers. Section 4.15(a) of the Acquiror Disclosure Letter contains a true, correct and complete list of ten (10) largest vacation rental owners (the “Material Acquiror Customers”) and ten (10) largest suppliers (the “Material Acquiror Suppliers”) of Acquiror during the twelve (12)-month period ended December 31, 2020, measured by dollar volume of transactions. No vacation rental owner or supplier listed or required to be listed on Section 4.15(a) of the Acquiror Disclosure Letter has terminated or materially reduced its business with Acquiror. Acquiror has not received any indication from any such Material Acquiror Customer or Material Acquiror Supplier to the effect that, such vacation rental owner or supplier will stop, or materially decrease the rate of, doing business with Acquiror, whether as a result of the consummation of the Transactions or otherwise.

Section 4.17            Affiliate Transactions.

(a)              Except as set forth on Section 4.17(a) of the Acquiror Disclosure Letter, (i) there are no agreements, understanding, arrangements (in each case whether written or oral), liabilities or obligations between Acquiror, on the one hand, and any current or former member, partner, officer or manager of Acquiror or any Affiliate of any such Person, on the other hand, (ii) Acquiror does not provide or cause to be provided any assets, services or facilities to any Person described in the foregoing clause (i), (iii) no Person described in the foregoing clause (i) provides or causes to be provided any assets, services or facilities to Acquiror (other than, in the case of employees of Acquiror, employment services in the ordinary course of business), (iv) no Person described in the foregoing clause (i) has any right, title, or ownership interest in any tangible or intangible asset of Acquiror or any Acquiror Intellectual Property, and (v) Acquiror does not beneficially own, directly or indirectly, any interests or investment assets of any Person described in the foregoing clause (i).

(b)              Except as set forth on Section 4.17(b) of the Acquiror Disclosure Letter, none of Acquiror nor any of its respective Affiliates, as the case may be, have any right, title or interest of any nature in any of the tangible or intangible assets and properties used or necessary for or related to the business or operations of Acquiror, including any Acquiror Intellectual Property.

Section 4.18          Insurance. Section 4.18 of the Acquiror Disclosure Letter contains a true, correct and complete list of all currently effective material insurance policies issued in favor of Acquiror. Except as would not, individually or in the aggregate, reasonably be expected to be material to the business of the Acquiror, as of the date of this Agreement, (a) each such insurance policy is in full force and effect and all premiums due thereon have been paid in full and (b) Acquiror is not in breach or default, and Acquiror has not taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification of, any such policy, (c) no insurer on any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation, and (d) no notice of cancellation or termination has been received with respect to any such policy. Such insurance policies are sufficient for compliance by Acquiror with (i) all requirements of applicable Laws and (ii) all Material Acquiror Contracts. As of the date hereof, there are no pending claims under any insurance policy, in each case, in excess of $[***].

Section 4.19          Brokers. Except for PJT Partners LP (the “Acquiror Financial Advisor”), no Person is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf Acquiror. Acquiror is solely responsible for the fees and expenses of the Acquiror Financial Advisor.

Section 4.20            No Leakage. Except as set forth on Section 4.20 of the Disclosure Letter, since the Locked-Box Date:

(a)              no dividend, return of capital or other distribution of profits, cash or assets has been paid, made or declared by Acquiror to any Acquiror Affiliated Person;

(b)             no payments have been made by or on behalf of the Acquiror with respect to Acquiror Transaction Expenses;

(c)              no payments (whether by gift or otherwise) or obligations to make payments (including costs and expenses of any Acquiror Affiliated Person) have been paid, made, incurred or accrued by or on behalf of Acquiror to or for the benefit of any Acquiror Affiliated Person;

(d)               no share capital or other interest, equity or securities of Acquiror has been redeemed, repurchased or repaid for value;

(e)               no amounts, obligations or Liabilities owed or due to Acquiror by an Acquiror Affiliated Person have been waived, released or forgiven;

(f)              no sale of any asset of Acquiror to, or the purchase of any asset by Acquiror from, an Acquiror Affiliated Person has occurred;

(g)              no payment made under any guarantee, indemnity or security provided by Acquiror in respect of the obligations or liabilities of any Acquiror Affiliated Person;

(h)             no payment of any fees, costs or Tax incurred by Acquiror as a result of those matters set out in paragraphs (a) to (g) above have been made; and

(i)                 Acquiror has not agreed to take any of the actions set forth in Section 4.20(a) through (h).

Each of any such events in Section 4.20(a) through (i), taken from and after the Locked-Box Date through the Closing Date, and the amounts involved or attributable thereto, without duplication, being “Acquiror Leakage”; provided, however, that, in no event will “Acquiror Leakage” mean or include Permitted Acquiror Leakage.

Section 4.21            Title. The Acquiror has good and marketable title to, or valid leasehold interest in all of its properties, and interests in properties and assets, real and personal, reflected on the Acquiror Locked-Box Balance Sheet or acquired after November 30, 2020 (except properties and assets, or interests in properties and assets, sold or otherwise disposed of since the Acquiror Locked-Box Balance Sheet Date in the ordinary course of business and consistent with past practice), or, with respect to leased properties and assets, valid leasehold interests in such properties and assets that afford the Acquiror valid leasehold possession of the properties and assets that are the subject of such leases, in each case, free and clear of all Liens, except Acquiror Permitted Exceptions.

Section 4.22            Investigation; No Reliance. Acquiror acknowledges and agrees that it has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning the Contributor, the Company, the Transferred Interests, the Business and the Transactions and any other assets, rights or obligations to be transferred hereunder or pursuant hereto. Except for the specific representations and warranties expressly made by each of the Contributor and the Company in Article III of this Agreement, (i) Acquiror acknowledges and agrees that (a) none of the Contributor, the Company or any other Person is making and has not made any other express or implied representation or warranty in respect of the Contributor, the Transferred Interests, the Company, the Business or the Transactions and any other rights or obligations to be transferred hereunder or pursuant hereto, and each of the Contributor and the Company disclaims any other representations or warranties, whether made by the Contributor, the Company or any of their Affiliates or Representatives, (b) except for the representations and warranties expressly contained in Article III of this Agreement, the Contributor, the Company and their respective Affiliates and Representatives have disclaimed all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Acquiror or its Affiliates or Representatives, including with respect to merchantability or fitness for any particular purpose (including any opinion, information, projection, or advice that may have been or may be provided to Acquiror by any director, officer, employee, agent, consultant, or representative of the Contributor or the Company) and (c) the Contributor, the Company and their respective Affiliates and Representatives make no representations or warranties to Acquiror regarding the probable success or profitability of the Business and (ii) Acquiror specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that the Contributor, the Company and their respective Affiliates and Representatives have specifically disclaimed and do hereby specifically disclaim any such other representation or warranty made by any Person.

Section 4.23           No Other Representations or Warranties. Except for the representations and warranties expressly contained in this Article IV, neither Acquiror nor any other Person makes any other express or implied representation or warranty with respect to Acquiror or its Affiliates, or its or their business, or the Transactions and any other rights or obligations to be transferred hereunder or pursuant to the Transaction Agreements, and Acquiror disclaims any other representations or warranties, whether made by Acquiror or any of its Affiliates or Representatives. Except for the representations and warranties expressly contained in this Article IV, Acquiror and each of its respective Affiliates and Representatives hereby disclaim all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to the Contributor, the Company or any of their respective Affiliates or Representatives, including with respect to merchantability or fitness for any particular purpose (including any opinion, information, projection, or advice that may have been or may be provided to the Contributor or the Company by any director, officer, employee, agent, consultant, or representative of Acquiror). Acquiror and its Affiliates and Representatives make no representations or warranties to the Contributor or the Company regarding the probable success or profitability of the Acquiror’s business.

Article V.

ADDITIONAL AGREEMENTS

Section 5.01           Conduct of Business of the Company Prior to the Closing. Except as required by applicable Law or as expressly provided in this Agreement (including, for the avoidance of doubt, the Reorganization) or the Ancillary Agreements, and except for matters identified in Section 5.01 of the Disclosure Letter, from the date of this Agreement through the Closing (or until earlier termination of this Agreement) (the “Interim Period”), unless Acquiror otherwise consents in advance (which consent shall not be unreasonably withheld, delayed or conditioned), each of the Contributor and the Company shall, and shall cause the Company to, (x) conduct the Business in all material respects in the ordinary course of business, (y) use commercially reasonable efforts to preserve intact the Business, its operations, permits, rights, goodwill, relations with guests, homeowners, homeowner associations, real estate clients, suppliers, and other service providers and commercial partners with which the Company does business and keep available the services of executive officers and employees of the Business, and (z) in each case, except for any actions taken or omitted to be taken by the Company or the Contributor that are reasonable in light of the then-current operating conditions and developments in response to or in connection with any actual or threatened pandemics (including COVID-19), its impact on economic conditions or actions taken by any Governmental Authority in response thereto or in response to any Law issued by a Governmental Authority, the Centers for Disease Control and Prevention, the World Health Organization or other public health authority providing for any government mandated shutdown, restrictions on travel, business closures, “sheltering-in-place,” curfews or other restrictions that relate to, or arise out of, any public health emergency, widespread occurrences of infectious diseases, epidemic, pandemic or disease outbreak, or changes in actual or threatened pandemics (including COVID-19), with respect solely to the Business and the Company, to the extent permitted by applicable Laws, not do or permit to be done any of the following:

(i)             grant any Lien (other than granting or suffering to exist a Permitted Exception) on any material asset (whether tangible or intangible);

(ii)            sell, transfer, lease, sublease or otherwise dispose of any material asset in excess of $[***];

(iii)            issue, sell, pledge, dispose of, grant, encumber or transfer to any Person, or repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire from any Person, any Company Equity Interests, or any securities convertible into or exchangeable or exercisable for, or options with respect to, or warrants to purchase or rights to subscribe for, or any other ownership interest (including, without limitation, any phantom interest) with respect to, any Company Equity Interests, or make any other change in the capital structure, of the Company, except as contemplated by this Agreement or any transfer of shares or issuance of options to (x) Company Employees in the ordinary course of business with vesting schedules that are consistent with past practice and (y) in compliance with the TK ROFR and Co-Sale Agreement, solely with respect to transfers by Eligible Investors (as defined in the TK ROFR and Co-Sale Agreement) as set forth in Section 3.2 therein;

(iv)         change or amend the organizational documents of the Company, except in accordance with the Plan of Reorganization;

(v)          reclassify, combine, split, or subdivide any Company Equity Interests, except in accordance with the Plan of Reorganization;

(vi)          redeem, purchase or otherwise acquire, directly or indirectly, any Company Equity Interests, except repurchases from Business Employees in connection with termination of service;

(vii)         form any subsidiary or acquire any equity interest or other interest in any other entity or enter into a joint venture with any other entity;

(viii)       enter into any agreement, understanding or arrangement with respect to the voting of Company Equity Interests, except for the Ancillary Agreements or in accordance with the Plan of Reorganization;

(ix)          (A) award or pay any material bonuses or other compensation to, grant equity awards to, or materially increase the compensation or benefits (including severance benefits) payable or to become payable to, or accelerate the vesting or payment of any equity award or other benefit for, any Business Employee, in each case except if required pursuant to an Employee Plan existing on the date hereof or with regard to compensation packages for any new Business Employee that are consistent with the Company’s historical compensation practices for comparable Business Employees, and the Parties agree that acceleration of the vesting of any outstanding Company Equity Interests granted under the 2014 Equity Plan is not required in connection with the Merger or the Closing except as set forth on Section 3.15(i) of the Disclosure Letter, or (B) establish, adopt, enter into, materially amend or terminate any Company Plan (or any plan, program or agreement that would be a Company Plan if in effect on the date hereof);

(x)           terminate any Business Employee who performs payroll, finance and accounting services or who has a title of director or above other than for cause, with a notification of any such termination for cause provided to Acquiror within three (3) Business Days following the date of any such termination;

(xi)          hire any new Business Employee or re-hire or promote any Business Employee, or engage any consultant or independent contractor (A) outside of the ordinary course of business or (B) who has a title of director or above;

(xii)         enter into or amend, modify or extend any material term of, or waive any material claim or right under any Material Company Contract or Lease Document, in each case, other than in the ordinary course of business or terminate any Material Company Contract or Lease Document;

(xiii)         materially amend, or modify or consent to the termination (excluding any expiration in accordance with its terms) of any contracts, agreements and arrangements (including engagement letters) with the Company Financial Advisor in a manner adverse to the Company or that would increase, add or supplement any Company Transaction Expenses or enter into a contract or agreement that if entered into prior to the date of this Agreement would require the payment of amounts that would constitute Company Transaction Expenses;

(xiv)         enter into, amend, waive or terminate (other than terminations in accordance with their terms or in accordance with this Agreement) any transaction with any Affiliate of the Company (other than compensation and benefits and advancement or reimbursement of expenses provided in the ordinary course of business);

(xv)           transfer or license to any Person any rights in or to any Company Intellectual Property (other than non-exclusive licenses of Company Intellectual Property granted in the ordinary course of business);

(xvi)         other than in the ordinary course of business, dispose of, abandon or permit to lapse any rights in, to or for the use of any material Company Intellectual Property, or disclose any trade secrets (including source code for any material software included in the Company Intellectual Property) or other material proprietary and confidential information to any Person that is not subject to any confidentiality or non-disclosure agreement;

(xvii)      make any material change in any method of accounting or accounting practice or policy used by the Company, other than such changes as are required by GAAP or applicable Law;

(xviii)    except as contemplated by the capital expenditure plan set forth in Section 5.01(xviii) of the Disclosure Letter, enter into any commitment for capital expenditures in excess of $[***] for any individual commitment and $[***] for all such commitments in the aggregate;

(xix)         fail to maintain the books and records of the Company in the ordinary course of business;

(xx)           (i) commence a new Action other than for the routine collection of bills or routine protection of intellectual property (including trademarks) or (ii) enter into any waiver, compromise, settlement or release with respect to any material Action relating to the Company or the Business, unless such settlement or release contemplates only the payment of money (or the modification, termination or release of any rights or obligations of the Contributor) in amounts less than $[***] for any individual Action and $[***] for all such Actions in the aggregate, without imposing non-monetary obligations that are material to the Company or the Business;

(xxi)         make, change or revoke any material Tax election in a manner inconsistent with past practice, amend any Tax Return in a manner that is material and inconsistent with past practice, change any annual Tax accounting period or change any material method of Tax accounting or settle or compromise any material Tax claim, or enter into any tax sharing or similar agreement (excluding customary commercial contracts entered into in the ordinary course of business the primary purpose of which is not Taxes);

(xxii)      adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, merger, consolidation, recapitalization, reclassification or other change in the Company’s capitalization (other than the Contribution, the Reorganization, and the other Transactions);

(xxiii)       acquire (including, without limitation, by merger, consolidation, or acquisition of stock or any assets or any other business combination) any corporation, partnership, other business organization or any division thereof;

(xxiv)      incur any indebtedness or guarantee any indebtedness for borrowed money;

(xxv)       make any loans or advances (other than routine expense advances to employees of the Company in the ordinary course of business) to, or any investments in or capital contributions to, including by acquiring any Equity Interest in, any Person, or forgive or discharge in whole or in part any outstanding loans or advances, or prepay any indebtedness;

(xxvi)      pay, discharge or satisfy any claim or Liability arising other than in the ordinary course of business and consistent with past practice, other than the payment, discharge or satisfaction of Liabilities reflected or reserved against in the Financial Statements and Company Transaction Expenses, or defer payment of any accounts payable other than in the ordinary course of business and consistent with past practice, or give any discount, accommodation or other concession other than in the ordinary course of business and consistent with past practice, in order to accelerate or induce the collection of any receivable;

(xxvii)     terminate without replacement or amend in a manner materially detrimental to the Company any insurance policy insuring the Business or the Company;

(xxviii)      permit any Company Leakage (other than Permitted Company Leakage or the payment of Company Transaction Expenses); or

(xxix)       enter into any formal or informal agreement or otherwise make a binding commitment with respect to any of the foregoing.

Section 5.02        Conduct of Acquiror’s Business Prior to Closing. Except as required by applicable Law or as expressly provided in this Agreement or the Ancillary Agreements, during the Interim Period, unless the Contributor otherwise consents in advance (which consent shall not be unreasonably withheld, delayed or conditioned), Acquiror shall, and shall cause its Subsidiaries to, (x) conduct its business in the ordinary course of business, (y) use reasonable best efforts to preserve intact its business, operations, permits, rights and goodwill and (z) in each case, except for any actions taken or omitted to be taken by the Acquiror that are reasonable in light of the then-current operating conditions and developments in response to or in connection with any actual or threatened pandemics (including COVID-19), its impact on economic conditions or actions taken by any Governmental Authority in response thereto or in response to any Law issued by a Governmental Authority, the Centers for Disease Control and Prevention, the World Health Organization or other public health authority providing for any government mandated shutdown, restrictions on travel, business closures, “sheltering-in-place,” curfews or other restrictions that relate to, or arise out of, any public health emergency, widespread occurrences of infectious diseases, epidemic, pandemic or disease outbreak, or changes in actual or threatened pandemics (including COVID-19), to the extent permitted by applicable Laws, not do or permit to be done any of the following:

(i)             sell, transfer or otherwise dispose of any of its assets except for (A) in the ordinary course of business or (B) transactions in an amount not in excess of $[***] in the aggregate;

(ii)           adopt a plan of, or otherwise enter into or effect a complete or partial liquidation, dissolution, restructuring, merger, consolidation, recapitalization, reclassification or other similar change in, Acquiror’s capitalization (other than the Contribution and the other Transactions);

(iii)           acquire (including, without limitation, by merger, consolidation, or acquisition of stock or any assets or any other business combination) any corporation, partnership, other business organization or any division thereof in an amount in excess of $[***] individually or $[***] in the aggregate;

(iv)          permit any Acquiror Leakage (other than Permitted Acquiror Leakage);

(v)           enter into, amend, waive or terminate (other than terminations in accordance with their terms or in accordance with this Agreement) any transaction with any officer or director (or their respective Affiliates) of Acquiror (other than compensation and benefits and advancement of expenses provided in the ordinary course of business);

(vi)          transfer or license to any Person any rights in or to any Acquiror Intellectual Property (other than non-exclusive licenses of Acquiror Intellectual Property granted in the ordinary course of business);

(vii)         other than in the ordinary course of business, dispose of, abandon or permit to lapse any rights in, to or for the use of any material Acquiror Intellectual Property, or disclose any trade secrets (including source code for any material software included in the Acquiror Intellectual Property) or other material proprietary and confidential information to any Person that is not subject to any confidentiality or non-disclosure agreement;

(viii)        fail to maintain the books and records of Acquiror in the ordinary course of business;

(ix)           adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, merger, consolidation, recapitalization, or reclassification of Acquiror’s capitalization (other than the Transactions);

(x)            settle any material Tax audit or claim, make any Tax election, or take any Tax Return position, in each case, if Acquiror would not be entitled to take such action without the prior consent of the TK Newco Executive Committee under the terms of the Post-Closing Acquiror LLC Agreement if such action were taken after the Closing; or

(xi)           enter into any formal or informal agreement or otherwise make a binding commitment with respect to any of the foregoing.

Section 5.03          Mutual Access to Information. During the Interim Period, subject to applicable Laws, the Contributor and the Company, on the one hand, and Acquiror, on the other hand, shall, (i) afford each other and each other’s Representatives upon prior written notice, reasonable access, during normal business hours, to the properties, employees, books and records of the Business and of the Company or Acquiror, as applicable, and (ii) furnish to each other’s Representatives such additional financial and operating data and other information regarding the Business and the Company or Acquiror, as applicable, as the other Party may from time to time reasonably request; provided, however, that such investigation shall not unreasonably interfere with Section 5.05 considerations, the business or operations of the Business, the Company or Acquiror, as applicable. During the Interim Period, Acquiror shall afford a representative of the Contributor the opportunity to attend all meetings of a committee of the Acquiror’s board of managers delegated responsibility for matters related to Acquiror’s initial public offering.

Section 5.04          Confidentiality.

(a)         The terms of the Mutual Non-Disclosure & Use Agreement, dated March 16, 2018, as amended on October 1, 2020 (the “Confidentiality Agreement”) between Acquiror and the Contributor are incorporated into this Agreement by reference and shall continue in full force and effect (and the confidentiality obligations thereunder shall be binding upon the Affiliates and Representatives of Acquiror and the Contributor as if parties thereto) until the Closing, at which time the confidentiality obligations under the Confidentiality Agreement shall terminate. If, for any reason, the Closing does not occur, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

Section 5.05        Regulatory and Other Authorizations; Consents.

(a)         Subject to the terms and conditions herein provided, each of Acquiror, the Contributor, and their respective Affiliates, shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, or advisable to consummate and make effective the Transactions as promptly as practicable, and in any case, prior to the End Date (including the satisfaction, but not waiver, of the conditions precedent set forth in Article VIII). Except with respect to filings and the expiration or termination of waiting period or other applicable time period under the HSR Act, and any related consents, which shall be governed by Section 5.05(b), each of Acquiror, the Contributor, and their respective Affiliates, shall use reasonable best efforts to obtain consents of all Governmental Authorities necessary to consummate the Transactions.

(b)          Each Party shall make an appropriate filing, if necessary, pursuant to the HSR Act within five (5) Business Days after the date of this Agreement (unless otherwise mutually agreed). Each Party shall supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the HSR Act. Notwithstanding anything in this Agreement to the contrary, Acquiror, the Contributor and their respective Affiliates shall not be required to, and shall not, without the prior written consent of the other (A) propose, negotiate, commit to, effect or agree to, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, hold separate, or other disposition of, any entities, operations, assets, divisions, businesses, product lines, customers or facilities of the Company or Acquiror, or their respective Affiliates, (B) create, terminate, amend or assign existing relationships, ventures, contractual rights, or obligations of the Company or Acquiror, (C) amend, assign, or terminate existing licenses or other agreements (and enter into such new licenses or other agreements), (D) otherwise take or commit to any action that would limit Acquiror’s freedom of action with respect to, or its ability to retain or hold, directly or indirectly, any businesses, assets, products, or Equity Interests of Acquiror, the Company, or their respective Affiliates, (E) make more than two (2) Refilings or comply with a Second Request, (F) litigate or participate in the litigation of any Action, whether judicial or administrative, brought by any Governmental Authority for the purpose of enabling the Parties to consummate the Transactions, or (G) enter into any Governmental Order, consent decree or other agreement to effectuate any of the foregoing. The Acquiror, on the one hand, and the Contributor, on the other hand, shall each bear fifty percent (50%) of all filing fees incurred in connection with the HSR Act.

(c)          Each Party shall promptly notify the other Parties of any oral or written communication it receives from any Governmental Authority relating to the matters that are the subject of this Section 5.05, permit the other Parties to review in advance any communication proposed to be made by such Party (or its advisors) to any Governmental Authority, and provide the other Parties with copies of all correspondence, submissions or other communications between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement, in each case, to the extent permitted by applicable Law. No Party shall agree to participate in any meeting or discussion with any Governmental Authority in respect of any such filings, investigation or other inquiry unless, to the extent reasonably practicable, it consults with the other Parties in advance and, to the extent practicable and permitted by such Governmental Authority, gives the other Parties the opportunity to attend and participate at such meeting. Subject to the Confidentiality Agreement and applicable Law, the Parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other Parties may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods under any Law in any relevant jurisdiction. Nothing in this Section 5.05(c) shall be applicable to Tax matters.

(d)          Contributor and the Company agree to use reasonable best efforts to obtain the authorizations, consents, waivers or approvals set forth in Section 5.05(d) of the Disclosure Letter. Without limiting the foregoing, each Party agrees to use reasonable best efforts and reasonably cooperate to obtain any other consents and approvals that may be required (including, for the avoidance of doubt, as may be required to effect the transfer of any Contract in connection with the Contribution) or, in the case of any Governmental Authority, advisable, in connection with the Transactions. Except as set forth in this Agreement or on Section 5.05(d) of the Disclosure Letter, neither Acquiror, Contributor nor the Company shall be required to make, and the Company shall not make without the prior written consent of Acquiror, any payment to any third party to any Contract in order to obtain the consent or approval of such third party in connection with obtaining such other consents and approvals.

(e)          Notwithstanding anything in this Agreement to the contrary, Acquiror acknowledges on behalf of itself and its Affiliates and its and their Affiliates and Representatives, successors and assigns that the operation of the Business shall remain in the dominion and control of the Contributor until the Closing and that Acquiror and is Affiliates and Representatives shall not provide, directly or indirectly, any directions or orders to any director, officer or employee of the Contributor or the Company with respect to the operation of the Business, except as specifically contemplated or permitted by this Article V or as otherwise consented to in advance by an executive officer of the Contributor.

Section 5.06              Repayment of Indebtedness.

(a)               Prior to the Closing, the Company shall have repaid all Company Debt such that as of immediately prior to or at the Closing, the Company shall not have any outstanding Company Debt. The Company shall at least three (3) Business Days prior to the Closing Date, provide Acquiror with a customary payoff letter, in a form reasonably acceptable to Acquiror and with customary lien releases, from the lender under the Existing Credit Agreement (the “Payoff Letter”), which shall set forth the aggregate amount required to satisfy in full all such Company Debt to be discharged at the Closing.

(b)               At the Closing, the Company shall deposit an amount in cash equal to the Company PPP Loan Maximum Amount in escrow with the Company PPP Loan Escrow Agent (the “Company PPP Loan Escrow Fund”) in accordance with applicable Laws and other contractual requirements under the Company PPP Loan and shall have obtained the requisite consent of the Company PPP Lender with respect to the change in ownership of the Company. The Company PPP Loan Escrow Fund shall constitute security for the Company PPP Loan Amount pending the outcome, as determined by the United States Small Business Administration (the “SBA”), of the application for forgiveness submitted by the Company prior to the execution and delivery of this Agreement, a true and complete copy of which has been made available to Acquiror (the “Forgiveness Application”). In accordance with, and subject to the terms and conditions of the Company PPP Loan Escrow Agreement, the Contributor and the Company shall jointly instruct the PPP Loan Escrow Agent to: (i) if the obligations under the Company PPP Loan become due and payable, draw upon the Company PPP Loan Escrow Fund to satisfy the Company PPP Loan Amount in full; (ii) upon a determination by the SBA with respect to the Forgiveness Application, draw upon the Company PPP Loan Escrow Fund to satisfy any portion of the Company PPP Loan Amount that is not forgiven and disburse to the Contributor the balance of the Company PPP Loan Escrow Fund; or (iii) upon the occurrence of the one-year anniversary of the Closing prior to a determination by the SBA with respect to the Forgiveness Application, draw upon the Company PPP Loan Escrow Fund to satisfy the Company PPP Loan Amount in full and disburse to the Contributor the balance of the Company PPP Loan Escrow Fund, if any. Notwithstanding the terms of the Company PPP Loan Escrow Agreement, the Contributor shall be responsible for any and all obligations of the Company (including following the Closing) pursuant to the Company PPP Loan and Company PPP Escrow Agreement, including, without limitation, the fees and expenses of the Company PPP Loan Escrow Agent (collectively, the “PPP Loan Costs”). Without the prior written consent of Acquiror, the Contributor shall not amend, modify or waive any provision of the Company PPP Escrow Agreement or issue a disbursement instruction to the PPP Loan Escrow Agent.

(c)               If any amount due under the Company PPP Loan is irrevocably forgiven pursuant to the Forgiveness Application during the Interim Period (the “Pre-Closing Net Forgiveness Amount”), then the Contributor shall promptly, and in any event prior to the Closing, repay the balance of the Company PPP Loan Amount that remains outstanding after subtracting the Pre-Closing Net Forgiveness Amount in compliance with applicable Laws.

Section 5.07        Exclusivity.

(a)               During the Interim Period, the Contributor and the Company shall not take, nor shall it permit any of their Affiliates or direct any of their Representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any person (other than Acquiror, its equity holders or any of their Affiliates or Representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any merger, initial public offering, sale of ownership interests or assets (other than asset sales in the ordinary course of business) of the Company, recapitalization or similar transaction, in each case other than the Transactions (a “Company Business Combination Proposal”) other than with Acquiror, its equity holders and their respective Affiliates and Representatives. In addition, the Contributor and the Company shall, and shall cause their Affiliates to, and shall cause their respective Representatives to, immediately cease any and all existing discussions or negotiations with any person with respect to any Company Business Combination Proposal.

(b)               The Contributor and the Company shall promptly notify Acquiror orally and in writing after receipt by the Contributor, the Company or any of their Representatives of (i) any Company Business Combination Proposal, (ii) any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Business Combination Proposal, (iii) any other notice that any Person is considering making a Company Business Combination Proposal or (iv) any request for non-public information relating to the Company or for access to any of the properties, books or records of the Company by any Person or group of Persons other than Acquiror and its Representatives. Such notice shall describe (A) the material terms and conditions of such Company Business Combination Proposal, inquiry, expression of interest, proposal, offer, notice or request and (B) the identity of the Person or group of Persons making any such Company Business Combination Proposal, inquiry, expression of interest, proposal, offer, notice or request. The Contributor and the Company shall keep Acquiror fully informed of the status and details of, and any modification to, any such inquiry, expression of interest, proposal or offer and any correspondence or communications related thereto and shall provide to Acquiror a true, correct and complete copy of such inquiry, expression of interest, proposal or offer and any amendments, correspondence and communications related thereto, if it is in writing, or a reasonable written summary thereof, if it is not in writing.

Section 5.08        D&O Indemnification.

(a)               From and after the Closing Date until six (6) years from the Closing Date, Acquiror shall cause the Company to indemnify, defend and hold harmless to the fullest extent permitted under Law, the individuals who on or prior to the Closing Date were directors, officers or managers of the Company with respect to any threatened, pending or completed Action, suit or proceeding arising out of, under or in connection with any acts or omissions by them in their capacities as such or taken at the request of the Company at any time on or prior to the Closing Date against expenses (including attorneys’ fees) incurred by such individual in connection with such Action, suit or proceeding. In addition, Acquiror shall cause the Company to pay or reimburse any expenses (including attorneys’ fees) of any officers, directors or managers entitled to indemnification hereunder in advance of the final disposition of such Action, suit or proceeding to the fullest extent permitted under applicable Law, provided, that the person to whom expenses are advanced provides an undertaking to repay such advances to the extent required by applicable Law.

(b)               The Parties hereby agree that the certificates of incorporation, bylaws, limited liability company agreements and all other organization documents of the Company shall not be amended, repealed or otherwise modified for a period of six (6) years from the Closing Date in any manner that would adversely affect the rights thereunder of individuals who at or at any time prior to the Closing Date were directors, officers, managers or employees, of the Company or otherwise entitled to indemnification pursuant to the Company’s organizational documents, in each case expect as required by applicable Law.

(c)               On or prior to the Closing Date, the Contributor shall cause the Company to obtain or continue directors’ and officers’ liability insurance coverage, solely with respect to acts or omissions occurring prior to the Closing, for the Company (including their respective successors) and individuals who on or prior to the Closing Date were directors, officers, managers or employees of the Company pursuant to an insurance policy for the benefit of such covered Persons for a period from the Closing Date until six (6) years from the Closing Date, no less favorable to such covered Persons than the level and scope of directors’ and officers’ liability as set forth in the Contributor’s current directors’ and officers’ liability insurance policies in effect as of the Closing (including with respect to such covered Person’s ability to make and recover claims against such policies), including, to the extent necessary, by purchasing a prepaid tail policy or policies from Contributor’s current directors’ and officers’ liability insurer (together, such foregoing policy or policies are referred to as the “Tail Policy”). The Parties agree that the Tail Policy shall be the first source of recovery for any Persons with respect to the claims and Liabilities that are the subject of Section 5.08(a) and Section 5.08(b), and Acquiror and the Company shall only be liable for indemnification obligations pursuant to Section 5.08(a) and Section 5.08(b) to the extent the such claims and Liabilities are not recoverable under the Tail Policy. No Tail Policy shall be amended, repealed or otherwise modified for a period of six (6) years from the Closing Date in any manner that would adversely affect the rights thereunder of individuals who at or at any time prior to the Closing Date were directors, officers, managers or employees, of the Company or otherwise entitled to indemnification pursuant to such policy. In the event the Contributor is seeking to obtain, continue or purchase a Tail Policy and such insurer declines to provide the Tail Policy, the Contributor shall use reasonable best efforts to identify and obtain similar coverage from another insurance carrier with a credit rating substantially similar to or exceeding that of such former insurer. If after such reasonable best efforts another such insurance carrier is unable or unwilling to provide such similar coverage, the Contributor shall cause the Company to purchase the best coverage available on terms reasonably acceptable to Acquiror. Notwithstanding anything in this Agreement to the contrary, in no event shall the Contributor or the Company be required to pay in excess of an amount equal to 300% of the annual premium of the Contributor’s current directors’ and officers’ liability insurance policies applicable or attributable to coverage of the Company.

(d)               The provisions of this Section 5.08 are intended to be for the benefit of, and shall be enforceable by, each Person entitled to indemnification under this Section, his, her, or its heirs or successors in interest (as applicable) and his, her or its Representatives (as applicable) and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

Section 5.09        Reorganization. Prior to the Closing, the Contributor and the Company shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary or advisable to complete the Reorganization in accordance with the procedures (including the timing, sequencing, documentation and approval requirements) set forth in Exhibit G (the “Plan of Reorganization”).

Section 5.10        Director and Officer Appointments and Resignations. The Contributor and the Company shall cause to be delivered to Acquiror the Resignation Letters as promptly as practicable, and at least three (3) Business Days, prior to the Closing Date. Any such Resignation Letters will be conditioned upon the occurrence of the Closing. Prior to the Closing, the Contributor and the Company shall cause (a) the individuals set forth on Schedule 5.10(a) to be appointed as executive officers and managers of the Company and (b) the individuals set forth on Schedule 5.10(b) to be appointed as directors of the Contributor, effective as of the Closing.

Section 5.11        Closing Stockholder Approval. The Contributor and the Company shall use their reasonable best efforts to deliver to Acquiror evidence that the Closing Stockholder Approval has been obtained prior to the Closing. The Contributor and the Company will comply with the Pre-Reorganization Company Organizational Documents, all provisions of the DGCL and other applicable Laws in connection with obtaining the Closing Stockholder Approval, including all notice and disclosure requirements with respect to holders of Company Capital Stock.

Section 5.12        Transaction Expenses. At least three (3) Business Days prior to the Closing, the Company shall deliver to Acquiror true and complete invoices for the Company Transaction Expenses, which shall include an acknowledgement of the amounts owed in full and Acquiror shall deliver to the Company true and complete invoices for the Acquiror Transaction Expenses, which shall include an acknowledgement of the amounts owed in full.

Section 5.13        R&W Insurance. Without limiting Section 5.03, prior to and following the Closing, the Contributor and Acquiror shall reasonably cooperate with each other’s efforts and provide assistance as reasonably requested by the other Party to obtain and bind a seller-side representation and warranty insurance policy (“Contributor R&W Policy”) and a buyer-side representation and warranty insurance policy (“Acquiror R&W Policy”). Contributor shall be solely responsible for the costs of the Contributor R&W Policy and Acquiror shall be solely responsible for the costs of the Acquiror R&W Policy. For the avoidance of doubt, nothing herein shall obligate the Contributor to obtain a Contributor R&W Policy or Acquiror to obtain an Acquiror R&W Policy.

Section 5.14        Available Funds. Each of the Parties acknowledges and agrees that, following the Closing, any portion of the PPP Loan Escrow Fund that is disbursed to TK Newco or other cash available to TK Newco (the “Available Funds”) may be, at the sole election of the TK Newco Executive Committee, paid as a dividend to the stockholders of TK Newco. The TK Newco Executive Committee may also effect repurchases of TK Newco Capital Stock or conduct a tender offer to purchase shares of TK Newco Capital Stock using the Available Funds; provided that in the event the Acquiror reasonably requests that such repurchase or tender offer be delayed in connection with the pursuit or pendency of a corporate transaction or liquidity event by Acquiror, the Contributor will delay such repurchase or tender offer until receipt of consent from Acquiror to proceed, which consent will not be unreasonably withheld or delayed; provided further that, any tender offer to purchase shares of TK Newco Capital Stock more than the later of (i) three months after the final disbursement of the Company PPP Loan Escrow Fund or (ii) three months after Acquiror’s consent to the tender offer pursuant to the foregoing sentence, shall require the prior written consent of the Acquiror. The Contributor shall be responsible for any and all obligations of the Contributor with respect to the disbursement of the Available Funds, including any fees and expenses of the Contributor (collectively, the “Available Funds Costs” and together with the PPP Loan Costs, the “Stockholder Distribution Costs”).

Section 5.15        Efforts. Each of the Parties hereto agrees to use its reasonable best efforts, and to cooperate with each other Party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including the satisfaction of the respective conditions set forth in Article VIII and including to execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably desirable for effecting completely the consummation of the Transactions.

Article VI.

EMPLOYEE MATTERS

Section 6.01        General.

(a)               For the remainder of calendar year 2021 following the Closing Date, each Business Employee shall be entitled to receive, while in the employ of Acquiror or any of its Affiliates, (i) a base salary or base wage rate and (ii) health, welfare and retirement benefits (excluding equity-based compensation and incentive compensation, commission or bonus opportunities) that are no less favorable in the aggregate than either (A) those provided to such Business Employee immediately prior to the Closing Date, or (B) those provided by Acquiror to similarly situated Acquiror Employees.

(b)               Concurrent with the Merger, the Contributor shall assume the 2014 Equity Plan, and all outstanding Company equity awards granted thereunder (including the award agreements evidencing the equity awards), such that the shares issuable pursuant to all Company equity awards shall be shares of Contributor Class A Common Stock. Prior to the Closing, the Contributor and the Company shall pass resolutions and take all actions reasonably necessary to ensure that, effective as of, and contingent upon, the Closing, (x) the 2014 Equity Plan shall be frozen as to any new grants, and (y) the Contributor’s board of directors shall be the administrator of the 2014 Equity Plan in respect of all outstanding equity awards thereunder. In administering the 2014 Equity Plan in the context of an exit transaction, (i) if the Acquiror takes any action to accelerate the vesting of any outstanding employee-held equity in the Acquiror, then the board of directors of the Contributor shall take such actions as are necessary to ensure that any equity awards that are then-outstanding under the 2014 Equity Plan and held by similarly situated employees shall also accelerate to a proportionate extent, and (ii) in connection with an initial public offering or “de-SPAC” exit transaction, (A) any conversion ratio used to determine the value of Acquiror equity awards and 2014 Equity Plan awards will be based on the same valuation, and (B) Acquiror equity awards and 2014 Equity Plan awards (and the underlying securities) will be subject to or exempt from lock-up restrictions to the same extent, and the board of directors of the Contributor will use reasonable efforts to ensure that, if the securities underlying the Acquiror equity awards are registered in compliance with or exempt from registration under federal securities laws, the 2014 Equity Plan awards will be as well, in each case of clauses (i) and (ii), to the extent practicable in light of the different structures of the Acquiror equity awards and the 2014 Equity Plan awards.

(c)               Prior to the Closing, the Company or the Contributor shall grant to each individual listed on Section 6.01(c) of the Disclosure Letter (each, a “Pending Optionee”) a Company Option under the 2014 Equity Plan, in the amounts and with the vesting schedules and exercise prices set forth therein (collectively, the “Pre-Closing Options”), subject to each Pending Optionee’s continued service with the Company through the grant date. Each Pre-Closing Option shall be granted pursuant to a form of award agreement and with a vesting schedule and terms that are, in each case, the same as those the Company has historically used in the ordinary course of business. The Pre-Closing Options shall include (i) all stock options that have been promised by the Company or the Contributor in writing to the Company’s service providers but not granted as of the date of this Agreement, and (ii) all annual refresh equity grants for calendar year 2021 that the Company would otherwise make in the ordinary course of business in the absence of this Section 6.01(c).

Section 6.02        Section 280G. No later than four (4) days prior to the Closing Date, the Contributor shall (a) solicit and deliver to Acquiror, prior to the initiation of the equity holder approval procedure under clause (b), a waiver, in a form reasonably acceptable to Acquiror, from each Person who is, with respect to the Company or Contributor, reasonably expected to be a “disqualified individual” (within the meaning of Section 280G of the Code) as of immediately prior to the initiation of such stockholder approval procedure (each, a “Disqualified Individual”), and who might otherwise have, receive or have the right or entitlement to receive a “parachute payment” (within the meaning of Section 280G of the Code), of such Disqualified Individual’s rights to all such payments or benefits (the “Waived Parachute Payments”) so that all remaining payments and/or benefits applicable to such Disqualified Individual shall not be deemed to be “parachute payments” (within the meaning of Section 280G of the Code) and (b) submit to the required equityholders for approval in a manner that meets the requirements of Section 280G(b)(5)(B) of the Code, any payments and/or benefits that Acquiror and the Contributor reasonably determine may separately or in the aggregate constitute “parachute payments,” such that such payments and benefits shall not constitute “parachute payments” under Section 280G of the Code. Prior to the Closing Date, the Contributor shall deliver to Acquiror evidence that a vote of the required equityholders was solicited in accordance with the foregoing provisions of this Section 6.02 and that either (i) the requisite number of votes of the required equityholders was obtained with respect to the Waived Parachute Payments (the “280G Approval”), or (ii) that the 280G Approval was not obtained, and, as a consequence, the Waived Parachute Payments have not been and shall not be made or provided.

Section 6.03        401(k) Plan Termination. Unless otherwise directed by Acquiror in writing no later than three days before the Closing Date, effective no later than the day immediately prior to the Closing Date, the Contributor and the Company shall take or cause to be taken all actions necessary to terminate any and all Company Plans intended to qualify as qualified cash or deferred arrangements under Section 401(k) of the Code.

Section 6.04        Effect of Agreement; No Third Party Beneficiaries. Notwithstanding anything herein to the contrary, the Contributor, the Company, Acquiror and their respective Affiliates hereby acknowledge and agree that all provisions contained in this Article VI are included for the sole benefit of the Parties, and that nothing in this Agreement, whether express or implied, (a) shall be treated as an amendment or other modification of any Employee Plan or other employee benefit plan, agreement or other arrangement, (b) shall limit the right of Acquiror, the Contributor or the Company or their respective Affiliates to amend, terminate or otherwise modify any Employee Plan or other employee benefit plan, agreement or other arrangement prior to, upon or following the Closing Date, or (c) shall create any third party beneficiary or other right (x) in any other Person, including any current or former director, officer, employee or independent contractor of the Contributor or the Company or any participant in any Employee Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof) or (y) to continued employment with Acquiror, the Contributor, the Company or any of their respective Affiliates.

Article VII.

TAX MATTERS

Section 7.01        Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, the Contributor, on the one hand, and Acquiror, on the other, shall each bear fifty percent (50%) of any Transfer Taxes attributable to the transfer of the Transferred Interests. The 50% portion of Transfer Taxes to be borne by Contributor shall constitute a Company Transaction Expense, and the 50% portion of Transfer taxes to be borne by Acquiror shall constitute an Acquiror Transaction Expense. Acquiror shall pay (or cause to be paid) any applicable Transfer Taxes. The Party required by Law to file a Tax Return with respect to such Transfer Taxes shall timely prepare, and with the other Party’s cooperation and consent, file such Tax Return.

Section 7.02        Certain Tax Matters. The parties intend that: (i) the Merger and the Conversion, taken together, will be treated as a reorganization described in Section 368(a)(1)(F) of the Code; and (ii) the transfer of the Transferred Interests to Acquiror pursuant to this Agreement be treated, to the fullest extent permitted by Law, as a contribution by Contributor to Acquiror of the assets held by the Company in a transaction described in Section 721 of the Code (and that such transfer may, if applicable, be treated as (in part) a “disguised sale” of assets by Contributor to Acquiror to the extent required by applicable Law). Except in connection with a settlement or compromise of a claim by a Taxing Authority that is adopted after making good faith efforts to defend the tax treatment described in this Section 7.02(a), the parties agree to file their income Tax Returns in a manner consistent with clauses (i) and (ii) of this Section 7.02(a).

(b)               For purposes of Section 706 of the Code, Acquiror and Contributor agree to make allocations with respect to the acquisition of interests in Acquiror by Contributor using the interim closing method and a daily convention. For purposes of determining the tax consequences of the Transactions, Acquiror shall, after the Closing, propose an allocation (the “Allocation”) of value among the assets held by the Company. Contributor shall have thirty (30) days to review and approve the Allocation; provided, that if Acquiror and Contributor are not able to resolve any disputes relating to the Allocation, any matters remaining in dispute may be submitted to the Independent Accountant (or, if the Independent Accountant is not available to resolve such dispute, to an accounting or valuation firm of national standing that is mutually acceptable to both parties) for prompt resolution.

Section 7.03        Tax Cooperation. The Contributor and Acquiror shall (and shall cause their Affiliates to) furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Company, the Transferred Interests and the Acquiror as the other may reasonably request in connection with the preparation and filing of Tax Returns, the conduct of any Tax-related proceedings, and the administration of Tax matters pertaining to the Company.

Section 7.04        Tax Sharing Agreements. All tax sharing, tax indemnity or similar agreements between the Company, on the one hand, and/or Contributor or any affiliate or equity holder of Contributor (other than the Company), on the other hand, shall be terminated prior to Closing, and after the Closing the Company will not be bound thereby or have any liability with respect thereto. The Tax sharing agreements (if any) to be cancelled or otherwise terminated pursuant to this Section 7.04 are listed on Section 7.04 of the Contributor Disclosure Letter.

Section 7.05        Transaction Expenses. Deductions arising from Company Transaction Expenses shall be treated as allocable to Contributor with respect to the period prior to the Contribution (including for purposes of the Contribution and Section 706 of the Code) to the extent permitted by Law. Deductions attributable to Acquiror Transaction Expenses shall be treated as allocable to the pre-Contribution portion of the applicable taxable period for purposes of allocations under Section 706 of the Code (and corresponding provisions of applicable Law) with respect to the Contribution to the extent that such amounts would have been deductible in a Taxable period that actually ended on or before the Closing Date under applicable Law.

Section 7.06        Certain Company Tax Matters. Without the prior written consent of the TK Newco Executive Committee (not to be unreasonably withheld, conditioned or delayed), Acquiror will not (i) file any amended Tax Return of the Company with respect to a taxable period ending on or before the Closing Date; (ii) make any material Tax election with respect to the Company with retroactive effect to a taxable period (or portion thereof) ending on or before the Closing Date; (iii) settle or compromise any Tax audit of the Company, take positions on any Tax Return or make Tax elections with respect to the Company for a taxable period ending on or before the Closing Date; or (iv) effect a material change in any Tax method of accounting of the Company with respect to a taxable period ending on or before the Closing Date, in each case, that would affect any Tax liability for which Contributor is liable. For the avoidance of doubt, references to Tax liabilities for which Contributor “is liable” in this Section 7.06 shall refer only to Tax liabilities for which Contributor is liable in its capacity as the former 100% owner of the Business, and not Tax liabilities for which Contributor may indirectly be responsible as a result of its indirect interest in the Company held via Acquiror. For the avoidance of doubt, except as otherwise provided in this Agreement or the Ancillary Agreements, the Contributor shall control all Tax matters relating to the Contributor relating to all Tax periods, whether before or after the Closing Date.

Article VIII.

CONDITIONS TO CLOSING

Section 8.01        Conditions to Each Party’s Obligation. The obligations of each of the Parties to consummate the Contribution shall be subject to the satisfaction (or waiver to the extent permissible under applicable Law) at or prior to the Closing, of each of the following conditions:

(a)               Governmental Approvals. The applicable waiting period under the HSR Act shall have expired or been terminated.

(b)               No Governmental Order. No Governmental Order or Law shall have been enacted, promulgated or come into effect following the date hereof that prohibits, makes illegal or otherwise restrains, and no Governmental Order or Law is pending that would reasonably be expected to prohibit, make illegal or otherwise restrain, the Contribution or the consummation of the other Transactions.

Section 8.02        Conditions to Obligations of the Contributor and the Company. The obligations of the Contributor and the Company to consummate the Contribution shall be subject to the fulfillment or waiver by the Contributor, in its sole discretion, at or prior to the Closing, of each of the following conditions:

(a)               Representations and Warranties; Covenants. (i) Each of the representations and warranties of Acquiror contained in Article IV (other than as set forth in clause (ii) or (iii) of this Section 8.02(a)) shall be true and correct (without giving effect to any “materiality,” “Acquiror Material Adverse Effect” or similar qualifiers therein) as of the Closing as if made on the Closing Date, other than representations and warranties made as of another date, which representations and warranties shall have been true and correct as of such date, except to the extent that any failure to be true and correct would not have an Acquiror Material Adverse Effect; (ii) each of the Acquiror Fundamental Representations shall be true and correct in all material respects as of the Closing Date, as though made on the Closing Date, other than Acquiror Fundamental Representations made as of another date, which representations and warranties shall have been true and correct in all material respects as of such date; (iii) the representations and warranties contained in Section 4.02 shall be true and correct as of the Closing Date, except for de minimis inaccuracies, as though made on the Closing Date, other than representations and warranties made as of another date, which representations and warranties shall be true and correct as of such date, except for de minimis inaccuracies; and (iv) the covenants contained in this Agreement required to be complied with by Acquiror on or before the Closing shall have been complied with in all material respects.

(b)               No Acquiror Material Adverse Effect. From the date of this Agreement until the Closing Date, no Acquiror Material Adverse Effect shall have occurred.

(c)               Closing Deliveries. Acquiror shall have executed and delivered (or caused to be executed and delivered) to the Contributor the items required under Section 2.06.

Section 8.03        Conditions to Obligations of Acquiror. The obligations of Acquiror to consummate the Contribution shall be subject to the fulfillment or waiver by Acquiror in its sole discretion, at or prior to the Closing, of each of the following conditions:

(a)               Representations and Warranties; Covenants. (i) Each of the representations and warranties of the Contributor and the Company contained in Article III (other than as set forth in clause (ii) or (iii) of this Section 8.03(a)) shall be true and correct (without giving effect to any “materiality” or “Material Adverse Effect” or similar qualifiers therein) as of the Closing as if made on the Closing Date, other than representations and warranties made as of another date, which representations and warranties shall have been true and correct as of such date, except to the extent that any failure to be true and correct would not have a Material Adverse Effect; (ii) each of the Contributor Fundamental Representations shall be true and correct in all material respects as of the Closing Date, as though made on the Closing Date, other than representations and warranties made as of another date, which representations and warranties shall have been true and correct in all material respects as of such date; (iii) the representation and warranties set forth in Section 3.03 shall be true and correct as of the Closing Date, except for de minimis inaccuracies, as though made on the Closing Date, other than representations and warranties made as of another date, which representations and warranties shall be true and correct as of such date, except for de minimis inaccuracies; (iv)  the covenants contained in this Agreement required to be complied with by the Contributor or the Company on or before the Closing shall have been complied with in all material respects.

(b)               No Company Material Adverse Effect. From the date of this Agreement until the Closing Date, no Company Material Adverse Effect shall have occurred.

(c)               Closing Deliveries. Contributor shall have executed and delivered, or caused to be executed and delivered, to Acquiror the items required under Section 2.05.

(d)               Named Executive Agreements. The Named Executive Agreements remain in full force and effect and are the legal, valid, binding and enforceable obligations of the parties thereto, and no Named Executive shall have terminated in writing his Named Executive Agreement.

(e)               Reorganization. The Contributor and the Company shall have completed the Reorganization in accordance with the Plan of Reorganization, including obtaining the corporate and stockholder approvals required under their respective organizational documents and applicable Law.

(f)                Closing Stockholder Approval. This Agreement and the Merger Agreement shall have been duly and validly adopted and the Transactions shall have been duly and validly approved under the DGCL and the Pre-Reorganization Company Organizational Documents, each as in effect at the time of such adoption and approval, through the delivery of written consents to approve this Agreement, the Merger Agreement and the Transactions by the Consenting Stockholders, in each case in accordance with the Plan of Reorganization (the “Closing Stockholder Approval”).

Section 8.04        Frustration of Closing Conditions. Neither Acquiror, on the one hand, nor the Contributor or the Company, on the other hand, may rely on the failure of any condition set forth in this Section 8.04 to be satisfied if such failure was caused by such Party’s or its respective Affiliates’ failure to act in good faith or to comply with its agreements set forth herein.

Article IX.

TERMINATION, AMENDMENT AND WAIVER

Section 9.01        Termination. This Agreement may be terminated prior to the Closing:

(a)               by the mutual written consent of the Contributor and Acquiror;

(b)               by either the Contributor or Acquiror:

(i)                 if the Closing shall not have occurred on or before June 7, 2021 ( the “End Date”); provided, that the right to terminate this Agreement under this Section 9.01(b)(i) shall not be available to any Party whose breach of this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur prior to such date; or

(ii)              in the event of the issuance of a final, nonappealable Governmental Order restraining or prohibiting the sale of the Transferred Interests or the consummation of the other Transactions.

(c)               by the Contributor if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Acquiror set forth in this Agreement shall have occurred that would cause a condition set forth in Section 8.02(a) not to be satisfied, and such breach (A) has not been cured prior to the date that is thirty (30) days from the date that Acquiror is notified in writing by the Contributor of such breach or failure to perform or (B) is incapable of being cured prior to the Business Day prior to the End Date; provided, that the Contributor shall not have the right to terminate this Agreement pursuant to this Section 9.01(c) if the Contributor is then in material breach or material violation of its representations, warranties or covenants contained in this Agreement.

(d)               by Acquiror if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Contributor or the Company set forth in this Agreement shall have occurred that would cause a condition set forth in Section 8.03(a) not to be satisfied, and such breach (A) has not been cured prior to the date that is thirty (30) days from the date that the Contributor is notified in writing by Acquiror of such breach or failure to perform or (B) is incapable of being cured prior to the Business Day prior to the End Date; provided, that Acquiror shall not have the right to terminate this Agreement pursuant to this Section 9.01(d) if Acquiror is then in material breach or material violation of its representations, warranties or covenants contained in this Agreement.

Section 9.02        Notice of Termination. Any Party hereto desiring to terminate this Agreement pursuant to Section 9.01 shall give written notice of such termination to the Contributor or Acquiror, as the case may be.

Section 9.03        Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.01, this Agreement shall forthwith become void and there shall be no liability on the part of any Party to this Agreement, except that Section 5.04(a) and this Section 9.03 shall survive any such termination in accordance with their terms and shall be enforceable hereunder; provided, however, that in the event of a valid termination pursuant to Section 9.01, no Party shall be relieved from liability for Fraud or Willful Breach.

Section 9.04        Extension; Waiver. The Contributor, with respect to Acquiror, or Acquiror, with respect to the Contributor or the Company, may (a) extend the time for the performance of any of the obligations or other acts of the Parties, (b) waive any inaccuracies in the representations and warranties of the other Parties contained in this Agreement or in any document delivered pursuant to this Agreement, or (c) waive compliance with any of the agreements or conditions of the other Parties contained in this Agreement but such waiver of compliance with such agreements or conditions shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the other Party hereto granting such extension or waiver. Neither the waiver by any of the Parties of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the Parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder.

Article X.

GENERAL PROVISIONS

Section 10.01    Expenses. Except as may be otherwise specified in the Transaction Agreements, all costs and expenses, including fees and disbursements of counsel, financial advisers and accountants, incurred in connection with the Transaction Agreements and the Transactions shall be paid by the Party hereto incurring such costs and expenses, whether or not the Closing shall have occurred or this Agreement is terminated.

Section 10.02    Non-Survival of Representations, Warranties and Agreements. Except as otherwise contemplated in Section 9.03 or in the case of claims against a Person in respect of such Person’s Fraud, the representations, warranties, covenants and agreements in this Agreement and any instrument delivered pursuant hereto by any Person shall terminate at the Closing, provided that, this Section 10.02 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Closing or after termination of this Agreement.

Section 10.03    Notices. All notices, requests, claims, demands and other communications under the Transaction Agreements shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by facsimile with receipt confirmed (followed by delivery of an original via overnight courier service), by registered or certified mail (postage prepaid, return receipt requested), or by e-mail to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.03):

if to the Contributor:
TurnKey Vacations, Inc.
5307 Industrial Oaks Blvd. Suite 100
Austin, TX 78735
Attention: John Banczak
Email: ####

and

TurnKey Vacations, Inc.
c/o 3924 Balcones Drive
Austin, TX 78731
Attention: Thomas J. Clark
Email: notices@turnkeyvr.com

with copies to:

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attention: Doug Warner
Facsimile: (212) 310 8007
Email: ####

and

Kastner Gravelle LLP
1000 N Lamar Blvd, Suite 300
Austin, TX 78703
Attention: Evan Kastner
Email: ####

if to Acquiror:

Vacasa Holdings LLC
850 NW 13th Ave
Portland, OR 97209

Attention: Lisa Jurinka, Chief Legal Officer
Email: legal@vacasa.com

with copies to:

Latham & Watkins LLP
505 Montgomery Street
Suite 2000
San Francisco, CA 94111
Attention: Eric Schwartzman, Marc Jaffe and Saad Khanani
Facsimile: (415) 395-8095
Email: ####

Section 10.04    Public Announcements. The initial press release regarding the Agreement shall be a press release mutually acceptable to each of the Contributor and Acquiror with respect to both the content and timing of such press release (the “Signing Press Release”). During the Interim Period, other than with respect to the Signing Press Release, the Parties and any of their Affiliates shall not issue any press release or make any other public announcement with respect to any of the Transaction Agreements without the prior written consent of the other Party, except as may be required by Law, in which case such Party shall use their reasonable efforts to consult in good faith with the other Party before making any such public announcements. Following the Closing, the Contributor and any of its Affiliates (other than Acquiror or the Company) shall not issue any press release or make any other public announcement with respect to any of the Transaction Agreements without the prior written consent of the Acquiror, except as may be required by Law, in which case the Contributor shall use its reasonable efforts to consult in good faith with Acquiror before making any such public announcements.

Section 10.05    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any applicable Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties to this Agreement shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the greatest extent possible.

Section 10.06    Entire Agreement. Except as otherwise specifically provided in the Transaction Agreements, the Transaction Agreements constitute the entire agreement of the Contributor and the Company, on the one hand, and Acquiror, on the other hand, with respect to the subject matter of the Transaction Agreements and supersede all prior representations, agreements, undertakings and understandings, both written and oral, other than the Confidentiality Agreement to the extent not in conflict with this Agreement, between or on behalf of the Contributor and the Company, on the one hand, and Acquiror, on the other hand, with respect to the subject matter of the Transaction Agreements.

Section 10.07    Assignment. This Agreement shall not be assigned by (a) Acquiror without the prior written consent of the Contributor or (b) the Contributor or the Company, without the prior written consent of Acquiror, except that after the Closing each of Acquiror, the Contributor and the Company may assign (without the consent of any Party) any or all of its rights and obligations under this Agreement to any of their controlled Affiliates; provided, that no such assignment shall release the Contributor, the Company or Acquiror from any liability or obligation under this Agreement. Any attempted assignment in violation of this Section 10.07 shall be void. This Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by the Parties and their successors and permitted assigns.

Section 10.08    No Third-Party Beneficiaries. Except as provided in Section 5.08, 10.16 and 10.17, this Agreement is for the sole benefit of the Persons specifically named in the preamble to this Agreement as Parties and their successors and permitted assigns, no Party hereto is acting as an agent for any other Person not named herein as a Party hereto, and nothing in this Agreement or any other Transaction Agreements, including Article VI hereto, express or implied, is intended to or shall confer upon any other Person, including any union or any employee or former employee of the Contributor, the Company, any of their Affiliates or the Business, any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.

Section 10.09    Amendment. No provision of this Agreement or any other Transaction Agreement, including any Exhibits or Schedules thereto or, in respect of this Agreement, the Disclosure Letter, may be amended, supplemented or modified except by a written instrument making specific reference hereto or thereto signed by all the Parties to such agreement.

Section 10.10    Disclosure Letter. Any disclosure with respect to a Section of this Agreement, including any Section of the Disclosure Letter or the Acquiror Disclosure Letter, shall be deemed to be disclosed for purposes of other Sections of this Agreement, including any Section of the Disclosure Letter or the Acquiror Disclosure Letter, to the extent that such disclosure is reasonably sufficient so that the relevance of such disclosure would be reasonably apparent on its face to a reader of this Agreement and of such disclosure. Matters reflected in any Section of the Disclosure Letter or the Acquiror Disclosure Letter that are not required by this Agreement to be so reflected are set forth solely for informational purposes. No reference to or disclosure of any item or other matter in any Section of this Agreement, including any Section of the Disclosure Letter or the Acquiror Disclosure Letter, shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in this Agreement. Without limiting the foregoing, no such reference to or disclosure of a possible breach or violation of any contract, Law or Governmental Order shall be construed as an admission or indication that breach or violation exists or has actually occurred.

Section 10.11    Governing Law; Submission to Jurisdiction.

(a)               This Agreement and each other Transaction Agreement and all claims or causes of action (whether in contract or in tort) that may be based on, arise out of or relate to this Agreement and each other Transaction Agreement, or the negotiation, execution or performance of this Agreement and each other Transaction Agreement, shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and performed in such State without giving regard to any conflict of laws provisions that would require or permit the application of the Laws of any other jurisdiction.

(b)               The Parties hereby irrevocably submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or in the event, but only in the event, that such court does not have subject matter jurisdiction over such Action, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the Action is vested exclusively in the federal courts of the United States of America, the United States District Court for the District of Delaware) over any dispute based on, arising out of, under or in connection with or relating to this Agreement or any of the Transactions and each Party hereby irrevocably agrees that all claims in respect of such dispute or any Action related thereto may be heard and determined in such courts. The Parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of venue of any such Action brought in such court or any defense of inconvenient forum for the maintenance of such Action. Each of the Parties agrees that a judgment in any such Action may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(c)               Each of the Parties hereby consents to process being served by any Party to this Agreement in any Action by the delivery of a copy thereof in accordance with the provisions of Section 10.03.

Section 10.12    Specific Performance. Each Party hereto acknowledges and agrees that irreparable damage would occur, damages would be difficult to determine and would be an insufficient remedy and no adequate remedy other than specific performance would exist at law or in equity in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (or any Party threatens such a breach). Therefore, it is agreed that each Party shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof. Except as otherwise set forth in this Agreement, such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which any Party may have under this Agreement or otherwise. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy for any such breach or that Acquiror or the Contributor otherwise have an adequate remedy at Law.

Section 10.13    Rules of Construction. Interpretation of this Agreement (except as specifically provided in this Agreement, in which case such specified rules of construction shall govern with respect to this Agreement) shall be governed by the following rules of construction: (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to the terms Article, Section, paragraph and Exhibit are references to the Articles, Sections, paragraphs and Exhibits to this Agreement unless otherwise specified; (c) the terms “hereof”, “herein”, “hereby”, “hereto” and derivative or similar words refer to this entire Agreement, including the Disclosure Letter and Exhibits hereto; (d) references to “$” shall mean U.S. dollars; (e) the word “including” and words of similar import shall mean “including without limitation”, unless otherwise specified; references to “extent” in the phrase “to the extent” shall mean the degree to which a subject or other item extends and shall not mean “if;” references to “any” shall mean “any and all;” and “or” is used in the inclusive sense of “and/or;” (f) references to “written”, “written notice” or “in writing” include in electronic form (including by e-mail), provided that any notice given pursuant to this Agreement shall be given in accordance with Section 10.03 and any extension or waiver shall be granted in accordance with Section 9.04; (g) the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement; (h) the Contributor, the Company and Acquiror have each participated in the negotiation and drafting of this Agreement and if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or burdening any party by virtue of the authorship of any of the provisions in this Agreement; (i) a reference to any Person includes such Person’s permitted successors and permitted assigns; (j) any reference to “days” means calendar days unless Business Days are expressly specified; (k) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and, if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; (l) the phrases “provided to the Acquiror”, “made available to the Acquiror” and phrases of similar import means, with respect to any information, document or other material of the Company or its Affiliates, that such information, document or material was made available for review and properly indexed by the Company and its Representatives in the Company Virtual Data Room at least 48 hours prior to the execution of this Agreement or actually delivered (whether by physical or electronic delivery) to Acquiror or its Representatives at least 48 hours prior to the execution of this Agreement; (m) the phrases “provided to the Company”, “made available to the Company” and phrases of similar import means, with respect to any information, document or other material of the Acquiror or its Affiliates, that such information, document or material was made available for review and properly indexed by the Acquiror and its Representatives in the Acquiror Virtual Data Room at least 48 hours prior to the execution of this Agreement or actually delivered (whether by physical or electronic delivery) to the Company or its Representatives at least 48 hours prior to the execution of this Agreement and (n) an item arising with respect to a specific representation or warranty shall be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent (i) such item is specifically set forth on the balance sheet or financial statement or (ii) such item is reflected on the balance sheet or financial statement and is specifically referred to in the notes thereto. Prior drafts of this Agreement or the other Transaction Agreements or the fact that any clauses have been added, deleted or otherwise modified from any prior drafts of this Agreement or any of the other Transaction Agreements shall not be used as an aid of construction or otherwise constitute evidence of the intent of the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of such prior drafts.

Section 10.14    Counterparts. This Agreement may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement electronically (including portable document format (.pdf)), by facsimile or an electronic signature in accordance with the E-Sign Act) shall be as effective as delivery of a manually executed counterpart of this Agreement.

Section 10.15    Waiver of Jury Trial. EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY DISPUTE DIRECTLY OR INDIRECTLY BASED ON, RELATING TO OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER TRANSACTION AGREEMENTS OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY. EACH PARTY HERETO (a) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF A DISPUTE, SEEK TO ENFORCE THE FOREGOING WAIVER AND (b) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER TRANSACTION AGREEMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 10.15.

Section 10.16    Acknowledgement. Acquiror, the Company and the Contributor, each on its own behalf and on behalf of its Affiliates, and any of its and their respective officers, directors, employees, agents, representatives, successors and permitted assigns (including Acquiror, the Company and the Contributor, each, a “Waiving Party”), acknowledges and agrees that, from and after the Closing, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action it may have, (i) in the Acquiror’s case, against the Company or the Contributor, relating to the Business or (ii) in the Contributor or the Company’s case, against the Acquiror, relating to the business of the Acquiror, and in each case, or relating to the subject matter of this Agreement or any Exhibit or the Schedules hereto (including the Disclosure Letter), or any Ancillary Agreement or any other ancillary agreement, certificate or other document entered into, made, delivered, or made available in connection herewith, or as a result of any of the transactions contemplated hereby or thereby, whether arising under, or based upon, any federal, state, local or foreign statute, Law, ordinance, rule or regulation or otherwise (including any right, whether arising at law or in equity, to seek indemnification, contribution, cost recovery, damages or any other recourse or remedy, including as may arise under common law) are hereby irrevocably waived by the Waiving Parties. Furthermore, without limiting the generality of this Section 10.16, no claim will be brought or maintained by, or on behalf of, any Waiving Party against any of the Acquiror, the Contributor or the Company, and no recourse will be sought or granted against any of them, by virtue of, or based upon, any alleged misrepresentation or inaccuracy in, or breach of, any of the representations, warranties or covenants of the Acquiror, the Company, the Contributor or any other Person set forth or contained in this Agreement or any Exhibit or Schedules hereto (including the Disclosure Letter), or any Ancillary Agreement or any other ancillary agreement, certificate or other document entered into, made, delivered, or made available in connection herewith, or as a result of any of the transactions contemplated hereby or thereby. Acquiror, the Company and the Contributor, each on its own behalf and on behalf of each Waiving Party, acknowledges and agrees that the Waiving Parties may not avoid such limitation on liability by (i) seeking damages for breach of contract, tort or pursuant to any other theory of liability, all of which are hereby waived or (ii) asserting or threatening any claim against any Person that is not a Party hereto (or a successor to a Party hereto) for breaches of the representations, warranties, covenants or agreements contained in this Agreement. The Parties hereto acknowledge and agree that the limits imposed on the Waiving Parties’ remedies with respect to this Agreement and the transactions contemplated hereby were bargained for between sophisticated parties and were specifically taken into account in the determination of the amounts to be paid by the Parties hereunder. Notwithstanding the foregoing or anything to the contrary in this Section 10.16 or elsewhere in this Agreement, each of the Parties retains all of its rights and remedies with respect to claims based on Fraud or Willful Breach or with respect to any covenant or agreement of the parties hereto which by its terms contemplates performance after the Closing or after termination of this Agreement.

Section 10.17    Non-Recourse. All claims or causes of action (whether in contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against the entities that are expressly identified as Parties hereto. No Person who is not a named Party to this Agreement, including without limitation any past, present or future director, officer, employee, incorporator, member, partner, equityholder, Affiliate, agent, attorney or representative of any named Party to this Agreement (“Non-Party Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of this Agreement or its negotiation or execution; and each Party hereto waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliate. The provisions of this Section 10.17 are intended to be for the benefit of, and shall be enforceable by, each of the Non-Party Affiliates and such Person’s estate, heirs and representatives.

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IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed on the date first written above by their respective duly authorized officers.

VACASA HOLDINGS LLC

By	/s/ Matt Roberts
Name: Matt Roberts
Title: Chief Executive Officer

TURNKEY VACATIONS, INC.

By	/s/ John Banczak
Name: John Banczak
Title: President

TURNKEY VACATION RENTALS, INC.

By	/s/ John Banczak
Name: John Banczak
Title: Chief Executive Officer

Exhibit A

DEFINITIONS

“2014 Equity Plan” means the Company’s 2014 Equity Incentive Plan, as amended.

“A&R Company Charter” has the meaning set forth in the Recitals.

“A&R Contributor Charter” has the meaning set forth in the Recitals.

“Action” means any litigation, claim, counterclaim, action, audit, suit, arbitration, proceeding or investigation by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any other Person that, at the time of determination, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such specified Person.

“Agreement” has the meaning set forth in the Preamble.

“Ancillary Agreements” means the Confidentiality Agreement, the Interim Contributor Charter, the A&R Company Charter, the A&R Contributor Charter, the Contributor Stockholders Agreement, the Assignment of Transferred Interests, the Post-Closing Acquiror LLC Agreement, the Post-Closing Acquiror Investor Rights Agreement, the Post-Closing Acquiror ROFR and Co-Sale Agreement, the Named Executive Agreements and the Company PPP Loan Escrow Agreement.

“Assignment of Transferred Interests” has the meaning set forth in Section 2.05(a).

“Acquiror” has the meaning set forth in the Preamble.

“Acquiror Adjusted Equity Value” means, without duplication, an amount equal to the Acquiror Equity Value minus Acquiror Unpaid Transaction Expenses minus the Acquiror Leakage Amount.

“Acquiror Adjusted Equity Value Components” means the Acquiror Equity Value, Acquiror Unpaid Transaction Expenses and the Acquiror Leakage Amount.

“Acquiror Affiliated Person” means (i) any Affiliate of Acquiror, (ii) any director, manager or executive officer of Acquiror or any of its Affiliates or (iii) any spouse or child of any of the individuals referenced in the foregoing clause (ii).

“Acquiror D-1 Notes” means the Secured Convertible Notes issued by Acquiror pursuant to that certain Note Purchase Agreement, dated as of May 21, 2020, by and between the Acquiror, Wilmington Savings Fund Society, FSB, a federal savings bank, as the Administrative Agent and Collateral Agent, and the Purchasers (as defined therein).

“Acquiror Disclosure Letter” means the disclosure letter dated as of the date hereof delivered by Acquiror to the Contributor and the Company and which forms a part of this Agreement.

“Acquiror Employee” means each Person who is employed by the Acquiror or a Subsidiary thereof, including those employees on medical leave, family leave, military leave or personal leave under the policy of Acquiror or a Subsidiary, as applicable.

“Acquiror Equity Value” means $1 ,540,059,582.66.

“Acquiror Financial Advisor” has the meaning set forth in Section 4.19.

“Acquiror Financial Statements” has the meaning set forth in Section 4.05(a).

“Acquiror Fundamental Representations” means the representations and warranties set forth in Section 4.01 (Organization, Qualification and Authority), Section 4.02 (Capital Structure), Section 4.03(a) (No Conflict) and Section 4.19 (Brokers).

“Acquiror Intellectual Property” has the meaning set forth in Section 4.10(b).

“Acquiror IT Systems” has the meaning set forth in Section 4.10(e).

“Acquiror Leakage Amount” means any Acquiror Leakage (excluding, for the avoidance of doubt, any Permitted Acquiror Leakage) as of immediately prior to the Closing.

“Acquiror Lease Documents” has the meaning set forth in Section 4.14(b).

“Acquiror Leased Real Property” has the meaning set forth in Section 4.14(b).

“Acquiror Material Adverse Effect” means any Event that, individually or in the aggregate with other Events, has had or would reasonably be expected to have or result in (a) a material adverse effect on the business, operations, Liabilities, condition (financial or otherwise) or results of operations of Acquiror and its Subsidiaries, taken as a whole; provided, however, that for the purposes of this clause (a) any adverse effect arising out of or attributable to any circumstance described in the following clauses (i) through (viii) shall not constitute or be deemed to contribute to an Acquiror Material Adverse Effect, and otherwise shall not be taken into account in determining whether an Acquiror Material Adverse Effect has occurred or would be reasonably expected to occur: (i) an Event or series of Events affecting the United States or global economy generally or capital or financial markets generally, including changes in interest or exchange rates and financial, credit, securities or currency markets, (ii) an Event or series of Events affecting political conditions (including hostilities, acts of war (whether declared or undeclared), protests, shutdowns, civil unrest, sabotage, terrorism or military actions, or any escalation or worsening of any of the foregoing) or any stoppage or shutdown of any Governmental Authority (including any default by a Governmental Authority or delays in any payment or delays or failures to act by any Governmental Authority) generally of the United States or any other country or jurisdiction in which Acquiror and its Subsidiaries operate, (iii) an Event or series of Events affecting the industry generally in which Acquiror and its Subsidiaries conduct their businesses, (iv) an Event or series of Events solely attributable to the announcement of the Transactions, including the impact thereof on shortfalls or declines in revenue, margins or profitability, the loss of, or disruption in, any customer, supplier, and/or vendor relationships, or loss of personnel, (v) any changes in applicable Law, GAAP or the enforcement or interpretation thereof, (vi) actions specifically required to be taken pursuant to the Transaction Agreements, (vii) any failure by Acquiror to meet internal or published projections, estimates or forecasts of revenues, earnings, or other measures of financial or operating performance for any period (provided, that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded by this clause (vii)) or (viii) hurricanes, earthquakes, floods, tsunamis, tornadoes, mudslides, wild fires, natural disasters, epidemics, pandemics or disease outbreak (including COVID-19) or other acts of nature or force majeure events in the United States or any other country or region in the world, or any response or Law issued by a Governmental Authority, the Centers for Disease Control and Prevention, the World Health Organization or other public health authority providing for any government mandated shutdown, restrictions on travel, business closures, “sheltering-in-place,” curfews or other restrictions that relate to, or arise out of, any public health emergency, widespread occurrences of infectious diseases, epidemic, pandemic or disease outbreak, or changes in actual or threatened pandemics (including COVID-19), any loss of customers, suppliers, orders or contracts in connection with any actual or threatened epidemics or pandemics (including COVID-19), or the spread of infectious diseases affecting the business of the Acquiror or any change in such Law or interpretation thereof following the date of this Agreement or any worsening of such conditions threatened or existing as of the date of this Agreement, except in the case of the foregoing clauses (i), (ii), (iii), (v) or (viii), to the extent such Event is (or would reasonably be expected to be) disproportionately adverse with respect to Acquiror and its Subsidiaries, taken as a whole, compared to other Persons in the industry in which Acquiror and its Subsidiaries operate, or (b) any material impairment or material delay in the ability of Acquiror to perform its obligations under any Transaction Agreement to which it is a party or to consummate the Transactions.

“Acquiror M&A Financing” means any financing arrangements entered into between the Acquiror and a seller counterparty (that is not an Acquiror Affiliated Person at such time) to fund a bona fide acquisition by the Acquiror, including any indebtedness incurred by the Acquiror or any payments made in connection therewith.

“Acquiror Owned Real Property” has the meaning set forth in Section 4.14(a).

“Acquiror Permits” has the meaning set forth in Section 4.09.

“Acquiror Permitted Exceptions” means: (a) Liens for Taxes, assessments or other governmental charges or levies that are not yet delinquent or that are being contested in good faith by appropriate proceedings or that may thereafter be paid without penalty and for which adequate reserves are maintained in accordance with GAAP; (b) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other Liens imposed by Law and on a basis consistent with past practice; (c) Liens incurred or deposits made in the ordinary course of business and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security; (d) defects or imperfections of title, easements, covenants, rights of way, restrictions and other similar charges, title exceptions or encumbrances disclosed in policies, reports or title insurance or which would not be material to Acquiror; (e) Liens incurred in the ordinary course of business and on a basis consistent with past practice securing obligations or liabilities that are not material to Acquiror; (f) zoning, entitlement and other land use and environmental regulations issued by any Governmental Authority, (g) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business, (h) Liens that do not, and would not reasonably be expected to, materially detract from the value of any of the property, rights or assets of Acquiror or materially interfere with the use thereof as currently used or expected to be used by Acquiror and (i) all matters disclosed in the Acquiror Disclosure Letter.

“Acquiror Plans” means all Employee Benefit Plans sponsored or maintained by Acquiror.

“Acquiror R&W Policy” has the meaning set forth in Section 5.13.

“Acquiror Transaction Expenses” means without duplication, (a) all fees, costs, expenses, payments and expenditures (including legal, accounting and financial advisory fees, costs and expenses) incurred or accrued by Acquiror on or prior to the Closing in connection with the Transactions (including 100% of the costs and premiums with respect to the Acquiror R&W Policy), (b) any transaction-related bonuses, exit bonuses or other retention or change of control bonuses or payments or discretionary bonuses payable to employees of Acquiror as a result of consummation of the Transactions (in each case, including the employer portion of any payroll Taxes attributable thereto), (c) 50% of all fees and expenses related to the regulatory filings contemplated by Section 5.05(a), (d) Transfer Taxes constituting Acquiror Transaction Expenses pursuant to Section 7.01; (e) 50% of all filing fees incurred in connection with the HSR Act and (f) all fees, costs, expenses, payments and expenditures incurred by or on behalf of equityholders of Acquiror in connection with the Transactions for which Acquiror is liable and obligated to pay.

“Acquiror Unpaid Transaction Expenses” means any Acquiror Transaction Expenses that are unpaid as of immediately prior to the Closing.

“Acquiror Virtual Data Room” means the virtual data room established by Acquiror, access to which was given to Contributor and the Company in connection with their due diligence investigation of Acquiror relating to the Transactions.

“Adjusted Equity Value Components” means, collectively, the Acquiror Adjusted Equity Value Components and the Company Adjusted Equity Value Components.

“Bankruptcy and Equity Exception” has the meaning set forth in Section 3.01.

“Business” has the meaning set forth in the Recitals.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York, New York, Portland, Oregon or Austin, Texas are required or authorized by Law to be closed.

“Business Employee” means each Person who is employed by the Company, including those employees on medical leave, family leave, military leave or personal leave under the policy of the Company, as applicable.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act or any similar applicable federal, state or local Law (together with all regulations and guidance related thereto issued by a Governmental Authority).

“Cash Consideration” means an amount in cash equal to forty five million dollars ($45,000,000) minus the Retained Cash, unless such amount exceeds twenty five million dollars ($25,000,000) (the “Maximum Cash Consideration”), in which case the Cash Consideration will mean an amount in cash equal to the Maximum Cash Consideration.

“Class A Units” means the units of the membership interests of the Acquiror designated as Class A Units pursuant to the Post-Closing Acquiror LLC Agreement.

“Class A Unit Price” means the price per Class A Unit determined by dividing (i) the Estimated Company Adjusted Equity Value divided by (ii) the aggregate number of Class A Units represented by the Estimated Equity Consideration.

“Class B Voting Percentage” means the percentage (to four decimal places) obtained by (i) one, minus (ii) the Combined Equity Value Percentage.

“Closing” has the meaning set forth in Section 2.02.

“Closing Date” has the meaning set forth in Section 2.02.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Combined Equity Value Percentage” means the percentage (to four decimal places) obtained by the ratio of (1) the Company Adjusted Equity Value, divided by (2) the sum of the Company Adjusted Equity Value and the Acquiror Adjusted Equity Value.

“Common Units” has the meaning set forth in the Post-Closing Acquiror LLC Agreement.

“Company” has the meaning set forth in the Preamble.

“Company Adjusted Equity Value” means, without duplication, an amount equal to the Company Equity Value minus Company Unpaid Transaction Expenses minus the Company PPP Loan Maximum Amount, if any, minus the Company Leakage Amount.

“Company Adjusted Equity Value Components” means the Company Equity Value, Company Unpaid Transaction Expenses, Company PPP Loan Maximum Amount, if any, and the Company Leakage Amount.

“Company Affiliated Person” means (i) any Affiliate of the Contributor or the Company (including the Contributor), (ii) any director, manager or executive officer of the Contributor or the Company or any of their respective Affiliates or (iii) any spouse or child of any of the individuals referenced in the foregoing clause (ii).

“Company Business Combination Proposal” has the meaning set forth in Section 5.07.

“Company Closing Indebtedness” means all amounts outstanding or otherwise due and owing pursuant to any debt for borrowed money, including accrued interest thereon and all fees and other obligations (including penalties or other charges or amounts that become payable thereunder as a result of the prepayment thereunder or the consummation of the Transactions or that may become due and payable at the Closing) as of immediately prior to the Closing. For the avoidance of doubt, Company Closing Indebtedness shall include Company Debt and the Company PPP Loan Maximum Amount.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Common Stock” means the shares of the Company’s Common Stock, with a par value of $0.0001 per share, prior to the completion of the Reorganization.

“Company Debt” means all amounts outstanding or otherwise due and owing pursuant to the terms of the Existing Credit Agreement, including accrued interest thereon and all fees and other obligations (including penalties or other charges or amounts that become payable thereunder as a result of the prepayment thereunder or the consummation of the Transactions or that may become due and payable at the Closing) as of immediately prior to the Closing.

“Company Equity Interests” means, prior to the completion of the Reorganization, the Company Capital Stock, and the Transferred Interests, following the completion of the Reorganization.

“Company Equity Value” means $405,000,000.

“Company Financial Advisor” has the meaning set forth in Section 3.21.

“Company Intellectual Property” has the meaning set forth in Section 3.12(b).

“Company IT Systems” has the meaning set forth in Section 3.12(h).

“Company Leakage Amount” means any Company Leakage (excluding, for the avoidance of doubt, any Permitted Company Leakage) as of immediately prior to the Closing.

“Company Material Adverse Effect” means any circumstance, matter, change, development, event, state of facts, occurrence or effect (each, an “Event”) that, individually or in the aggregate with other Events, has had or would reasonably be expected to have or result in (a) a material adverse effect on the business, operations, Liabilities, condition (financial or otherwise) or results of operations of the Business or the Company; provided, however, that for the purposes of this clause (a) any adverse effect arising out of or attributable to any circumstance described in the following clauses (i) through (viii) shall not constitute or be deemed to contribute to a Company Material Adverse Effect, and otherwise shall not be taken into account in determining whether a Company Material Adverse Effect has occurred or would be reasonably expected to occur: (i) an Event or series of Events affecting the United States or global economy generally or capital or financial markets generally, including changes in interest or exchange rates and financial, credit, securities or currency markets, (ii) an Event or series of Events affecting political conditions (including hostilities, acts of war (whether declared or undeclared), protests, shutdowns, civil unrest, sabotage, terrorism or military actions, or any escalation or worsening of any of the foregoing) or any stoppage or shutdown of any Governmental Authority (including any default by a Governmental Authority or delays in any payment or delays or failures to act by any Governmental Authority) generally of the United States or any other country or jurisdiction in which Company operates, (iii) an Event or series of Events affecting the industry generally in which the Company conducts the Business, (iv) an Event or series of Events solely attributable to the announcement of the Transactions, including the impact thereof on shortfalls or declines in revenue, margins or profitability, the loss of, or disruption in, any customer, supplier, and/or vendor relationships, or loss of personnel, (v) any changes in applicable Law, GAAP or the enforcement or interpretation thereof, (vi) actions specifically required to be taken pursuant to the Transaction Agreements, (vii) any failure by the Company to meet internal or published projections, estimates or forecasts of revenues, earnings, or other measures of financial or operating performance for any period (provided, that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded by this clause (vii)) or (viii) hurricanes, earthquakes, floods, tsunamis, tornadoes, mudslides, wild fires, natural disasters, epidemics, pandemics or disease outbreak (including COVID-19) or other acts of nature or force majeure events in the United States or any other country or region in the world, or any response or Law issued by a Governmental Authority, the Centers for Disease Control and Prevention, the World Health Organization or other public health authority providing for any government mandated shutdown, restrictions on travel, business closures, “sheltering-in-place,” curfews or other restrictions that relate to, or arise out of, any public health emergency, widespread occurrences of infectious diseases, epidemic, pandemic or disease outbreak, or changes in actual or threatened pandemics (including COVID-19), any loss of customers, suppliers, orders or contracts in connection with any actual or threatened epidemics or pandemics (including COVID-19), or the spread of infectious diseases affecting the Business or any change in such Law or interpretation thereof following the date of this Agreement or any worsening of such conditions threatened or existing as of the date of this Agreement, except in the case of the foregoing clauses (i), (ii), (iii), (v) or (viii), to the extent such Event is (or would reasonably be expected to be) disproportionately adverse with respect to the Business or the Company, in each case, compared to other Persons in the industry in which the Company operate, or (b) any material impairment or material delay in the ability of the Contributor to perform its obligations under any Transaction Agreement to which it is a party or to consummate the Transactions.

“Company Option” means, before the Merger, an option to purchase shares of Company Common Stock, and upon and following the Merger, an option to purchase shares of Contributor Class A Common Stock.

“Company Plans” means all Employee Benefit Plans sponsored or maintained by the Contributor or the Company.

“Company PPP Lender” means Regions Bank, an Alabama banking corporation, in its capacity as lender.

“Company PPP Loan” means that certain United States Small Business Administration Paycheck Protection Program Loan #                        issued to the Company, as the borrower, by Regions Bank, as the lender, on April 21, 2020.

“Company PPP Loan Amount” means all amounts, if any, outstanding or otherwise due and owing pursuant to the terms of the Company PPP Loan, including outstanding principal and accrued interest thereon, and all fees and other obligations (including penalties or other charges or amounts that become payable thereunder as a result of the prepayment thereunder or the consummation of the Transactions or that may become due and payable.

“Company PPP Loan Maximum Amount” means all amounts, if any, outstanding or otherwise due and owing pursuant to the terms of the Company PPP Loan, including outstanding principal and accrued interest thereon as of immediately prior to Closing, any future interest that shall accrue through the date that is the one-year anniversary of the Closing, and all fees and other obligations (including penalties or other charges or amounts that become payable thereunder as a result of the prepayment thereunder or the consummation of the Transactions or that may become due and payable at or prior to the one-year anniversary of the Closing).

“Company PPP Loan Escrow Agent” means Regions Bank, an Alabama banking corporation, in its capacity as escrow agent.

“Company PPP Loan Escrow Agreement” means that certain PPP Loan Escrow Agreement to be entered into on or prior to the Closing Date by and among the Contributor, the Company, the Company PPP Lender and the Company PPP Loan Escrow Agent in a form mutually acceptable to Acquiror and the Contributor.

“Company PPP Loan Escrow Fund” has the meaning set forth in Section 5.06(b).

“Company Permitted Exceptions” means: (a) Liens for Taxes, assessments or other governmental charges or levies that are not yet delinquent or that are being contested in good faith by appropriate proceedings or that may thereafter be paid without penalty and for which adequate reserves are maintained in accordance with GAAP; (b) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other Liens imposed by Law and on a basis consistent with past practice; (c) Liens incurred or deposits made in the ordinary course of business and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security; (d) defects or imperfections of title, easements, covenants, rights of way, restrictions and other similar charges, title exceptions or encumbrances disclosed in policies, reports or title insurance or which would not be material to the Business or the Company; (e) Liens incurred in the ordinary course of business and on a basis consistent with past practice securing obligations or liabilities that are not material to the Business or the Company; (f) zoning, entitlement and other land use and environmental regulations issued by any Governmental Authority; (g)  non-exclusive licenses of Intellectual Property entered into in the ordinary course of business; (h) Liens that do not, and would not reasonably be expected to, materially detract from the value of any of the property, rights or assets of the Business or the Company or materially interfere with the use thereof as currently used or expected to be used by the Company and (i) all matters disclosed in the Disclosure Letter.

“Company Preferred Stock” means the shares of the Company’s Preferred Stock, with a par value of $0.0001 per share, prior to the completion of the Reorganization.

“Company Products” has the meaning set forth in Section 4.11(f).

“Company Transaction Expenses” means, without duplication, (a) all fees, costs, expenses, payments and expenditures (including legal, accounting and financial advisory fees, costs and expenses) incurred or accrued by the Company on or prior to the Closing in connection with the Transactions (including 100% of the costs and premiums with respect to the Tail Policy, a substitute insurance policy contemplated by Section 5.08(c) and the Contributor R&W Policy, if any, and the Stockholder Distribution Costs), (b) any transaction-related bonuses, exit bonuses or other retention or change of control bonuses or payments or discretionary bonuses payable to employees of the Company directly as a result of consummation of the Transactions (in each case, including the employer portion of any payroll Taxes attributable thereto) (but excluding, for the avoidance of doubt, any “double-trigger” payments that become payable as a result of actions taken by Acquiror after the Closing), (c) 50% of all fees and expenses related to the regulatory filings contemplated by Section 5.05(a), (d) Transfer Taxes constituting Company Transaction Expenses pursuant to Section 7.01, (e) 50% of all filing fees incurred in connection with the HSR Act and (f) all fees, costs, expenses, payments and expenditures incurred by or on behalf of equityholders of the Company or the Contributor in connection with the Transactions.

“Company Unpaid Transaction Expenses” means any Company Transaction Expenses that are unpaid as of immediately prior to the Closing.

“Company Virtual Data Room” means the virtual data room established by the Company, access to which was given to Acquiror in connection with its due diligence investigation of the Company relating to the Transactions.

“Company Warrants” means (1) one whole warrant to purchase shares of Company Preferred Stock designated as “Series A Preferred Stock” issued to Comerica Bank on May 26, 2015, (2) one whole warrant to purchase shares of Company Preferred Stock designated as “Series C Preferred Stock” issued to Comerica Bank on November 22, 2016, as amended and (3) one whole warrant to purchase shares of Company Common Stock issued to JetBlue Technology Ventures, L.L.C. on December 23, 2020.

“Company Warrantholders” means Comerica Bank and JetBlue Technology Ventures, L.L.C.

“Confidential Information” has the meaning set forth in Section 5.04(c).

“Confidentiality Agreement” has the meaning set forth in Section 5.04(a).

“Consenting Stockholders” means stockholders of the Company, representing at least 95% of the Company Capital Stock on an as-converted basis, outstanding immediately prior to the Reorganization (which calculation will exclude, for the avoidance of doubt, any Company options or Company Warrants).

“Contracts” means all written or oral contracts, subcontracts, agreements, leases, licenses, commitments, sales and purchase orders, and other instruments, arrangements or understandings of any kind.

“Contribution” has the meaning set forth in Section 2.01.

“Contribution Consideration” has the meaning set forth in Section 2.03.

“Contributor” has the meaning set forth in the Preamble.

“Contributor Fundamental Representations” means the representations and warranties set forth in Section 3.01 (Organization, Qualification and Authority), Section 3.02 (Transferred Interests), Section 3.03 (Capital Structure), Section 3.04(a) (No Conflict), and Section 3.21 (Brokers).

“Contributor R&W Policy” has the meaning set forth in Section 5.13.

“Control” means, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. The terms “Controlled by”, “Controlled”, “under common Control with” and “Controlling” shall have correlative meanings.

“Conversion” has the meaning set forth in the Recitals.

“COVID-19” means the COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof or related health condition).

“DGCL” means the General Corporation Law of the State of Delaware.

“Disclosure Letter” means the disclosure letter dated as of the date hereof delivered by each of the Contributor and the Company to Acquiror and which forms a part of this Agreement.

“Employee Benefit Plan” means an “employee benefit plan” (within the meaning of section 3(3) of ERISA, whether or not subject to ERISA) and each employment, retirement, welfare benefit, incentive compensation, stock option, stock purchase, restricted stock, restricted stock unit, equity compensation, deferred compensation, severance, change of control pay, profit sharing, vacation, retention, fringe benefit, phantom equity or other employee benefit plan, program or agreement (other than any governmental plan or arrangement, or statutorily required benefits).

“Employee Plans” means all Company Plans and Acquiror Plans.

“End Date” has the meaning set forth in Section 9.01(b)(i).

“Environmental Law” means any applicable Law, including common law, in effect on the date of this Agreement relating to pollution or protection of the environment or natural resources.

“Environmental Permit” means any permit, approval or license required by a Governmental Authority under any Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations promulgated thereunder.

“E-Sign Act” means the Electronic Signatures in Global and National Commerce Act, Title 15, United States Code, Sections 7001 et seq.

“Estimated Acquiror Closing Statement” has the meaning set forth in Section 2.04.

“Estimated Acquiror Adjusted Equity Value” has the meaning set forth in Section 2.04.

“Estimated Cash Consideration” has the meaning set forth in Section 2.04.

“Estimated Closing Statements” has the meaning set forth in Section 2.04.

“Estimated Combined Equity Value Percentage” means the percentage (to four decimal places) obtained by the ratio of (1) the Estimated Company Adjusted Equity Value, divided by (2) the sum of the Estimated Company Adjusted Equity Value and the Estimated Acquiror Adjusted Equity Value.

“Estimated Company Adjusted Equity Value” has the meaning set forth in Section 2.04.

“Estimated Equity Consideration” means the Equity Consideration determined on the basis of the Estimated Combined Equity Value Percentage.

“Estimated Contribution Consideration” means the Estimated Cash Consideration plus the Estimated Equity Consideration.

“Estimated Contributor Closing Statement” has the meaning set forth in Section 2.04.

“Estimated Retained Cash” has the meaning set forth in Section 2.04.

“Event” has the meaning set forth in the definition of Company Material Adverse Effect.

“Equity Consideration” has the meaning set forth in Section 2.03.

“Equity Interest” means any share, capital stock, partnership, limited liability company, member or similar equity interest in any Person, and any option, share of restricted stock, restricted stock unit, stock appreciation right, phantom stock, performance share or unit, subscription, warrant, call, right or other security (including debt securities) convertible, exchangeable or exercisable into or for any such share, capital stock, partnership, limited liability company, member or similar equity interest.

“Exchange Act” means the Securities and Exchange Act of 1934, as amended.

“Existing Credit Agreement” means the Loan and Security Agreement, dated as of May 26, 2015, by and between the Company, as the borrower, and Comerica Bank, as the lender, as amended on September 3, 2015, November 22, 2016, July 6, 2017, April 23, 2018 and August 5, 2019.

“Final Closing Statements” means the Final Acquiror Closing Statement and the Final Contributor Closing Statement.

“Final Contribution Consideration” has the meaning set forth in Section 2.07(a).

“Financial Statements” has the meaning set forth in Section 3.06(a).

“Fraud” means a claim for Delaware common law fraud with an intent to deceive brought against a party hereto in respect of a representation contained in this Agreement; provided, that at the time such representation was made (i) such representation was materially inaccurate, (ii) the party making such representation had actual knowledge (and not imputed or constructive knowledge) of, the material inaccuracy of such representation, (iii) such party had the intent to deceive another party hereto, and (iv) the other party acted in reliance on such inaccurate representation and suffered monetary loss as a result of such material inaccuracy.

“GAAP” means the generally accepted accounting principles used in the United States, consistent with the application thereof utilized by the Company in the preparation of the Financial Statements, applied consistently throughout the periods involved.

“Governmental Authority” means any U.S. federal, state or local or any supra national or non-U.S. government, political subdivision, governmental, regulatory or administrative authority, instrumentality, agency, body or commission, self-regulatory organization or any court, tribunal, or judicial or arbitral body.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“HSR Act” means the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations under such Act.

“Independent Accountants” means Ernst & Young LLP.

“Intellectual Property” means all Technology and Intellectual Property Rights.

“Intellectual Property Rights” means all past, present and future rights of the following types whether arising under the Laws of the United States or of any other jurisdiction in the world: (a) patents and patent applications (including patents issued thereon), including renewals, reissues, divisions, substitutions, continuations, continuations in part, extensions and reexaminations thereof, and foreign counterparts and any other patents or patent applications that claim priority from any of the foregoing, (b) trademarks, service marks, trade names, trade dress, service names, and similar rights, (c) rights associated with works of authorship, including exclusive exploitation rights, copyrights, design rights and moral rights, (d) Internet domain names, (e) trade secret rights, (f) rights in databases and data collections (including knowledge databases, customer lists and customer databases), (g) any other proprietary rights now known or hereafter recognized in any jurisdiction worldwide, and (h) all past, present and future claims and causes of action arising out of or related to the infringement or misappropriation of any of the foregoing.

“Interim Contributor Charter” has the meaning set forth in the Recitals.

“Interim Period” has the meaning set forth in Section 5.01.

“International Acquiror Plan” means each Acquiror Plan that has been adopted or maintained by Acquiror, whether informally or formally, or with respect to which Acquiror will or may have any Liability, for the benefit of Acquiror Employees who perform services outside the United States.

“International Company Plan” means each Employee Plan that has been adopted or maintained by Contributor or the Company, whether informally or formally, or with respect to which Contributor or the Company will or may have any Liability, for the benefit of Business Employees who perform services outside the United States.

“IRS” means the United States Internal Revenue Service.

“Key Company Stockholders” means John Banczak, Thomas J. Clark, Eric Goldreyer, Altos Ventures Management, Inc., Adams Street Partners and Silverton Partners.

“Knowledge of the Acquiror” means the knowledge of the Persons listed on Exhibit A of the Disclosure Letter under the heading “Knowledge of the Acquiror”, assuming reasonable inquiry of their direct reports.

“Knowledge of the Company” means the knowledge of the Persons listed on Exhibit A of the Disclosure Letter under the heading “Knowledge of the Company”, assuming reasonable inquiry of their direct reports.

“Law” means any U.S. federal, state or local or any non-U.S. statute, law, ordinance, regulation, rule, code, order, directive or other requirement or rule of law in any applicable jurisdiction.

“Lease Documents” has the meaning set forth in Section 3.16(b).

“Leased Real Property” has the meaning set forth in Section 3.16(b).

“Liabilities” means any liability, loss, damage, claim, demand, cost, expense (including reasonable attorneys’ and consultants’ fees and expenses), interest, award, judgment, penalty, commitment or obligation (whether direct or indirect, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due) of every kind and description, including all costs and expenses related thereto and including those arising under any Law, Action or Governmental Order and those arising under any Contract.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, security interest, encumbrance, claim, lien, charge, easement, right of first refusal, right of first offer, limitation or restriction of any kind or any other encumbrance of any kind, character or description.

“Locked-Box Date” means November 30, 2020.

“Malicious Code” has the meaning set forth in Section 3.12(g).

“Material Acquiror Contract” means the following Contracts, except for this Agreement, that Acquiror is a party to as of the date of this Agreement:

(a)               Contracts, other than Acquiror Plans, that Acquiror reasonably expects will result in purchases, sales or expenditures with respect to Acquiror or Acquiror’s business in an aggregate amount that exceeds $[***] annually;

(b)               Contracts with the Material Acquiror Customers and Material Acquiror Suppliers;

(c)               Contracts for joint ventures, strategic alliances, partnerships or similar agreements involving the sharing of revenues, profits, losses, costs or other liabilities that are material to Acquiror’s business;

(d)               Contracts that (A) materially limit the ability of Acquiror, or any of its Affiliates or employees, to (x) compete or engage in any line of business or with any Person or in any geographic area during any time period, other than Contracts entered into solely between Acquiror and its employees or (y) develop or distribute any Intellectual Property or to use, assert, enforce, or otherwise exploit any material Acquiror Intellectual Property anywhere in the world, (B) contain any exclusive rights or “most favored nation” provisions that would impose a material restriction on the Acquiror, (C) contain any minimum purchase obligations of the Acquiror in an amount that exceeds $[***] annually or (D) contain any right of first refusal or right of first negotiation or similar rights in favor of a third party;

(e)               Contracts relating to indebtedness with respect to which Acquiror is an obligor in excess of $[***], or which impose a Lien other than a Permitted Exception on any of the assets of Acquiror or the Equity Interests in Acquiror;

(f)                any Contract of guarantee, surety support, indemnification, assumption or endorsement of, or any similar commitment with respect to the Liabilities or indebtedness of any other Person (other than with respect to Affiliates of Acquiror) other than Contracts entered into in the ordinary course of business;

(g)               Contracts to sell, lease or otherwise dispose of any asset related to the Acquiror’s business or of Acquiror with a fair market value in excess of $[***] other than in the ordinary course of business that have obligations that have not been satisfied or performed;

(h)               any (i) Contracts pursuant to which a third party has granted to Acquiror a license under Intellectual Property material to the operation of the Acquiror’s business, other than (A) agreements relating to commercially available off the shelf computer software licensed pursuant to standard terms or agreements pursuant to which the license fees are less than $[***] per year in the aggregate and (B) licenses to open source software; and (ii) Contracts pursuant to which the Acquiror has granted to a third party a license under any Acquiror Intellectual Property that is material to the operation of the Acquiror’s business, other than non-exclusive licenses granted in the ordinary course of business;

(i)                 Contracts pursuant to which the Acquiror has purchased, sold, assigned or otherwise conveyed title to any material Acquiror Intellectual Property to or from any Person (other than Contracts substantially on Acquiror’s standard form between the Acquiror and any employee or independent contractor pursuant to which such employee or contractor assigns rights to Intellectual Property developed by such employee or contractor to the Acquiror);

(j)                 any separation agreement, severance agreement or other Contract providing for the payment of compensation or benefits upon or in connection with the Transactions under which the Acquiror has any Liability;

(k)               any Contract that has been entered into between Acquiror, on the one hand, and any officer, employee, director or Affiliate of Acquiror, on the other hand, including any Contract pursuant to which Acquiror has an obligation to indemnify such officer, employee, director or Affiliate excluding any Acquiror Plan, any grants of unit appreciation rights or employee equity units under any Acquiror Plan, any offer letters, any form employment agreements, any asset purchase agreements (along with all Contracts delivered pursuant thereto) entered into prior to an employee’s employment with Acquiror, any assignment agreements entered into between Affiliates of Acquiror in connection with Acquiror’s reorganization of its corporate structure and any agreements between non-officer employees and Acquiror or its Subsidiaries relating to the management of such employees’ vacation rental property entered into in the ordinary course of business;

(l)                 any Contract with any labor union or any collective bargaining agreement or similar contract with its employees;

(m)             any Contract pursuant to which rights of any third party are triggered or become exercisable, or under which any other consequence, result or effect arises, in connection with or as a result of the execution of this Agreement or the consummation of the Transactions, either alone or in combination with any other event;

(n)               any Contract or plan (including any option, merger and/or bonus plan) relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any Equity Interests of Acquiror or, in each case, any options, warrants, convertible notes or other rights to purchase or otherwise acquire any such Equity Interests of Acquiror or options, warrants or other rights therefor, other than grants of unit appreciation rights or employee equity units on Acquiror’s standard forms;

(o)               any Contract entered into in the last three (3) years pursuant to which Acquiror has acquired a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise where such acquisition was for a purchase price of at least $[***] or where such acquisition resulted in a Lien other than a Permitted Exception on any of the assets of Acquiror or the Equity Interest in Acquiror or any Contract pursuant to which it has any Equity Interest or other material ownership interest in any other Person (excluding any wholly -owned Subsidiary of Acquiror);

(p)               any Contract with any Governmental Authority, or any Contract with a government prime contractor, or higher-tier government subcontractor, including any indefinite delivery/indefinite quantity contract, firm-fixed-price contract, schedule contract, blanket purchase agreement, or task or delivery order;

(q)               any settlement agreement with respect to any Action entered into in the last two years resulting in a monetary Liability in excess of $[***];

(r)                any Contract pursuant to which Acquiror is a lessor or lessee of any real property, or a lessor or lessee of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property, in each case, in excess of $[***] annually;

(s)                any Acquiror Lease Documents;

(t)                 Contracts entered into outside the ordinary course of business resulting in any person or entity holding a power of attorney from the Acquiror; and

(u)               any material franchise agreements.

“Material Acquiror Customers” has the meaning set forth in Section 4.15(a).

“Material Acquiror Suppliers” has the meaning set forth in Section 4.15(a).

“Material Company Contract” means the following Contracts, except for this Agreement, that the Contributor (with respect to the Business) or the Company is a party to as of the date of this Agreement:

(a)               Contracts, other than Company Plans, that the Contributor reasonably expects will result in purchases, sales or expenditures with respect to the Business or the Company in an aggregate amount that exceeds $[***] annually;

(b)               Contracts with the Material Company Customers and Material Company Suppliers;

(c)               Contracts for joint ventures, strategic alliances, partnerships or similar agreements involving the sharing of revenues, profits, losses, costs or other liabilities, in each case, in an aggregate amount that exceeds $[***] annually;

(d)               Contracts that (A) materially limit the ability of the Company, or any of its employees, to (x) compete or engage in any line of business or with any Person or in any geographic area during any time period, other than Contracts entered into solely between the Company and its employees or (y) develop or distribute any Intellectual Property or to use, assert, enforce, or otherwise exploit any material Company Intellectual Property anywhere in the world, (B) contain any exclusive rights or “most favored nation” provisions that would impose a material restriction on the Company, (C) contain any minimum purchase obligations of the Company in an amount that exceeds $[***] annually or (D) contain any right of first refusal or right of first negotiation or similar rights in favor of a third party;

(e)               Contracts relating to indebtedness with respect to which the Company is an obligor in excess of $[***], or which impose a Lien other than a Permitted Exception on any of the assets of the Company or the Equity Interest in the Company;

(f)                any Contract of guarantee, surety support, indemnification, assumption or endorsement of, or any similar commitment with respect to the Liabilities or indebtedness of any other Person (other than with respect to Affiliates of the Company) other than Contracts entered into in the ordinary course of business;

(g)               Contracts to sell, lease or otherwise dispose of any asset related to the Business or of the Company with a fair market value in excess of $[***] other than in the ordinary course of business that have obligations that have not been satisfied or performed;

(h)               any (i) Contracts pursuant to which a third party has granted to the Company a license under Intellectual Property material to the operation of the Business, other than (A) agreements relating to commercially available off the shelf computer software licensed pursuant to standard terms or agreements pursuant to which the license fees are less than $[***] per year in the aggregate and (B) licenses to open source software; and (ii) Contracts pursuant to which the Company has granted to a third party a license under any Company Intellectual Property that is material to the operation of the Business, other than non-exclusive licenses granted in the ordinary course of business;

(i)                 Contracts pursuant to which the Company has purchased, sold, assigned or otherwise conveyed title to any material Company Intellectual Property to or from any Person (other than Contracts substantially on the Company’s standard form between the Company and any employee or independent contractor pursuant to which such employee or contractor assigns rights to Intellectual Property developed by such employee or contractor to the Company);

(j)                 any separation agreement or severance agreement or other Contract providing for the payment of compensation or benefits upon or in connection with the Transactions under which the Company has any Liability;

(k)               any Contract that has been entered into between the Company, on the one hand, and any officer, employee, director or Affiliate of the Company, on the other hand, including any Contract pursuant to which the Company has an obligation to indemnify such officer, employee, director or Affiliate excluding any Company Plan, any grants of Company Options under any Company Plan, any offer letters, any form employment agreements and any agreements between non-officer employees and the Company relating to the management of such employees’ vacation rental property entered into in the ordinary course of business);

(l)                 any Contract with any labor union or any collective bargaining agreement or similar contract with its employees;

(m)             any Contract pursuant to which rights of any third party are triggered or become exercisable, or under which any other consequence, result or effect arises, in connection with or as a result of the execution of this Agreement or the consummation of the Transactions, either alone or in combination with any other event;

(n)               any Contract or plan (including any option, merger and/or bonus plan) relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any Company Equity Interests or any other securities of the Company or, in each case, any options, warrants, convertible notes or other rights to purchase or otherwise acquire any such Company Equity Interests or options, warrants or other rights therefor other than grants of Company Options on the Company’s standard forms;

(o)               any Contract entered into in the last three (3) years pursuant to which the Company has acquired a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise, where such acquisition was for a purchase price of at least $[***] or where such acquisition resulted in a Lien other than a Permitted Exception on any of the assets of the Company or the Equity Interest in the Company or any Contract pursuant to which it has any Equity Interest or other material ownership interest in any other Person (excluding any wholly-owned Subsidiary of the Company);

(p)               any Contract with any Governmental Authority, or any Contract with a government prime contractor, or higher-tier government subcontractor, including any indefinite delivery/indefinite quantity contract, firm-fixed-price contract, schedule contract, blanket purchase agreement, or task or delivery order;

(q)               any settlement agreement with respect to any Action entered into the last two years resulting in a monetary Liability in excess of $[***];

(r)                any Contract pursuant to which the Company is a lessor or lessee of any real property, or a lessor or lessee of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property, in each case, in excess of $[***] annually;

(s)                any Lease Documents;

(t)                 Contracts entered into outside the ordinary course of business resulting in any person or entity holding a power of attorney from the Company that relates to the Company or the Business; and

(u)               any material franchise agreements.

“Material Company Customers” has the meaning set forth in Section 3.17(a).

“Material Company Suppliers” has the meaning set forth in Section 3.17(a).

“Merger” has the meaning set forth in the Recitals.

“Merger Sub” has the meaning set forth in the Plan of Reorganization.

“Named Executive” has the meaning set forth in the Recitals.

“Named Executive Agreements” has the meaning set forth in the Recitals.

“Objection Notice” has the meaning set forth in Section 2.07(b).

“Open Source Software” means any software that is distributed or licensed as open source software, public source software, or freeware, or pursuant to any license identified as an “open source license” by the Open Source Initiative (http://www.opensource.org/licenses), or other license that substantially conforms to the Open Source Definition (http://www.opensource.org/osd).

“Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“ordinary course of business” means any action taken by any Person in the ordinary course of business consistent with practice, and shall include such actions taken or omitted to be taken by any Person that are reasonable in light of the then-current operating conditions and developments in response to or in connection with the COVID-19, its impact on economic conditions or actions taken by any Governmental Authority in response thereto.

“Owned Real Property” has the meaning set forth in Section 3.16(a).

“Parties” has the meaning set forth in the Preamble.

“Payoff Letters” has the meaning set forth in Section 5.06.

“Permits” has the meaning set forth in Section 3.11(a).

“Permitted Acquiror Leakage” means (a) any payments of ordinary course compensation (including salary, bonus and benefits) to employees, officers and consultants of the Acquiror and its Subsidiaries in the ordinary course of business as consideration for bona fide services provided to the Acquiror and/or any of its Subsidiaries, (b) reimbursement of reasonable out-of-pocket expenses for directors or managers of the Acquiror and its Subsidiaries in the ordinary course of business, (c) any payment that is set forth on Exhibit A of the Acquiror Disclosure Letter under the heading “Permitted Acquiror Leakage”, (d) any payment to the extent specifically provided for or reserved in the Acquiror Locked-Box Balance Sheet (but only to the extent the provision or reserve is not released prior to Closing), (e) the repurchase by Acquiror of any direct or indirect Equity Interests of the Acquiror in connection with the forfeiture or cancellation of such Equity Interests as a result of termination of a service provider (but only to the extent such repurchase is effected pursuant to the terms of the underlying agreement with such service provider, in accordance with the ordinary course of business and for a price that does not exceed the fair market value of such Equity Interests), (f) any payments made in connection with Acquiror M&A Financing or (i) any payment which is consented to in writing by the Contributor expressly as Permitted Acquiror Leakage.

“Permitted Company Leakage” means (a) any payments of ordinary course compensation (including salary, bonus and benefits) to employees, officers and consultants of the Company in the ordinary course of business as consideration for bona fide services provided to the Company, (b) reimbursement of reasonable out-of-pocket expenses for directors or managers of the Company in the ordinary course of business, (c) any payment that is set forth on Exhibit A of the Disclosure Letter under the heading “Permitted Company Leakage”, (d) any payment to the extent specifically provided for or reserved in the Company Locked-Box Balance Sheet (but only to the extent the provision or reserve is not released prior to Closing), (e) the repurchase by the Company of any Equity Interests of the Company in connection with the forfeiture or cancellation of such Equity Interests as a result of termination of a service provider (but only to the extent such repurchase is effected pursuant to the terms of the underlying agreement with such service provider, in accordance with the ordinary course of business and for a price that does not exceed the fair market value of such Equity Interests), or (f) any payment which is consented to in writing by the Acquiror expressly as Permitted Company Leakage.

“Person” means any natural person, general or limited partnership, corporation, company, trust, limited liability company, limited liability partnership, firm, association or organization or other legal entity.

“Plan of Reorganization” has the meaning set forth in Section 5.09.

“Post-Closing Acquiror Investor Rights Agreement” means that certain Amended and Restated Investor Rights Agreement of Acquiror, to be entered into by and among the Acquiror, the Contributor and the other parties thereto in the form attached hereto as Exhibit H.

“Post-Closing Acquiror LLC Agreement” means that certain Amended and Restated Limited Liability Company Agreement of Acquiror, to be entered into by and among the Acquiror, the Contributor and the other parties thereto in substantially the form attached hereto as Exhibit I.

“Post-Closing Acquiror ROFR and Co-Sale Agreement” means that certain Amended and Restated Right of First Refusal and Co-Sale Agreement of Acquiror, to be entered into by and among the Acquiror, the Contributor and the other parties thereto in substantially the form attached hereto as Exhibit J.

“Post-Closing Contributor Ownership Percentage” means a percentage determined by (i) the number of Class A Units represented by the Estimated Equity Consideration issued to the Contributor at Closing, divided by (ii) the aggregate number of Common Units deemed outstanding at Closing, after giving effect to the conversion of all Preferred Units and any securities, rights or options convertible into or exercisable or exchangeable for Common Units.

“Post-Reorganization Company LLC Agreement” means that certain Limited Liability Company Agreement of the Company, to be entered into by and among the Contributor and the Company in connection with the Conversion, to become effective immediately following the completion of the Conversion.

“Pre-Reorganization Company Organizational Documents” means (i) that certain Amended and Restated Certificate of Incorporation of the Company, dated June 12, 2019, (ii) that certain Amended and Restated Voting Agreement of the Company, dated June 13, 2019, (iii) that certain Amended and Restated Investors’ Rights Agreement of the Company, dated June 13, 2019 and (iv) that certain Amended and Restated Right of First Refusal and Co-Sale Agreement of the Company, dated June 13, 2019.

“Preferred Units” has the meaning set forth in the Post-Closing Acquiror LLC Agreement.

“Registered Intellectual Property” means Intellectual Property that is issued by, or registered or filed with, any Governmental Authority or Internet domain name registrar, including patents, registered copyrights, registered mask works, registered trademarks, Internet domain names and applications for any of the foregoing.

“Refiling” means the withdrawal, pursuant to 16 C.F.R. § 803.12(a) or (b), of the notification submitted by the parties pursuant to the HSR Act pursuant to Section 5.05(b) of this Agreement and the resubmission of such notification without a new filing fee pursuant to 16 C.F.R. §803.12(c) or any other resubmission of such notification with a new filing fee.

“Reorganization” has the meaning set forth in the Recitals.

“Representative” of a Person means the directors, officers, employees, advisors, agents, controlling persons, consultants, attorneys, accountants, investment bankers or other representatives of such Person.

“Requisite Stockholder Approval” has the meaning set forth in the Recitals.

“Resignation Letters” has the meaning set forth in Section 2.05(g).

“Restricted Cash” means cash and cash equivalents that are reserved and unavailable for immediate or general business use pursuant to law or contractual agreement.

“Retained Cash” means the sum of cash and cash equivalents (other than Restricted Cash) of the Company as of immediately prior to the Closing (disregarding the effect of the Retained Cash Distribution and the Merger) minus (a) the aggregate amount of all checks written (but not yet cashed) and outbound wire transfers sent (but not yet cleared), plus (b) the aggregate amount of all checks received (but not yet cashed) and wire transfers received (but not yet cleared), plus (c) the Company PPP Loan Escrow Fund, minus (d) the Company Closing Indebtedness, and minus (e) the Company Unpaid Transaction Expenses. In the event that the Retained Cash exceeds forty-five million dollars ($45,000,000) (the “Maximum Retained Cash”), the Retained Cash will mean an amount in cash equal to the Maximum Retained Cash.

“Second Request” means a request for additional information or documentary material pursuant to 15 U.S.C. § 18a(e)(1).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Subsidiary” or “Subsidiaries” of any specified Person means any other Person of which such first Person owns (either directly or through one or more other Subsidiaries) a majority of the outstanding Equity Interests or securities carrying a majority of the voting power in the election of the board of directors or other governing body of such Person, and with respect to which entity such first Person is not otherwise prohibited contractually or by other legally binding authority from exercising control.

“Tail Policy” has the meaning set forth in Section 5.08(c).

“Tax” or “Taxes” means (i) any and all federal, state, local, or foreign taxes, charges, fees, levies or other assessments, including all income, excise, gross receipts, ad valorem, value added, sales, use, employment, franchise, profits, gains, property, occupancy, transfer, use, payroll, intangibles or other taxes, stamp taxes, duties, charges, levies or assessments of any kind whatsoever in the nature of a tax (whether payable directly or by withholding), together with any interest and any penalties, additions to tax or additional amounts imposed by any Tax Authority with respect thereto and (ii) any liability for the payment of any amounts of the type described in clause (i) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any tax sharing or tax allocation agreement, arrangement or understanding, or as a result of being liable for another person’s taxes as a transferee or successor, by contract or otherwise.

“Tax Authority” means any Governmental Authority responsible for the administration, assessment, determination, collection or imposition of any Tax.

“Tax Returns” means all returns, declarations, and reports (including claim of refund, elections, declarations, disclosures, schedules, attachments, reports, estimates, amended returns and information returns) supplied or required to be supplied to a Tax Authority relating to Taxes.

“Technology” means all algorithms, apparatus, diagrams, inventions (whether or not patentable), invention disclosures, trade secrets, know-how, logos, trademarks, service marks and other brand elements (including brand names, product names, logos, and slogans), methods, network configurations and architectures, methods, processes, proprietary information, protocols, schematics, specifications, technical data, computer programs, operating systems, applications systems, firmware or software code of any nature (in any form, including source code and executable or object code), APIs, user interfaces, command structures, menus, buttons and icons, flow-charts, operating procedures, tools, developers’ kits, subroutines, techniques, URLs, domain names, web sites, works of authorship, documentation (including instruction manuals, samples, studies, and summaries), information, data, databases and data collections, any other forms of technology, and any goodwill associated with or symbolized by any of the foregoing, in each case whether or not embodied in any tangible form and including all tangible embodiments of any of the foregoing.

“TK Newco Executive Committee” has the meaning set forth in the Post-Closing Acquiror LLC Agreement.

“TK ROFR and Co-Sale Agreement” means that certain Amended and Restated Right of First Refusal and Co-Sale Agreement of Turnkey Vacation Rentals, Inc. dated as of June 13, 2019.

“Transaction Agreements” means this Agreement and each of the Ancillary Agreements.

“Transfer Taxes” means any sales Tax, use Tax, direct or indirect real property transfer Tax, documentary stamp Tax, value added Tax or similar Taxes and related fees (but excluding, for the avoidance of doubt, any Taxes imposed on net income or gains).

“Transferred Interests” has the meaning set forth in the Recitals.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“Transactions” means the transactions contemplated by the Transaction Agreements, including the Reorganization and the Contribution.

“WARN Act” means the Worker Adjustment Retraining and Notification Act of 1988, as amended, and any similar state or local statute, rule or regulation.

“Waiving Party” has the meaning set forth in Section 10.16.

“Willful Breach” means a deliberate act or a deliberate failure to act, which act or failure to act constitutes in and of itself a material breach of this Agreement, regardless of whether breaching was the conscious object of the act or failure to act, and shall include any failure of Acquiror, the Company or the Contributor to consummate the transactions contemplated by this Agreement in accordance herewith.